Exhibit 99.1
IVANHOE MINES LTD.
Annual Information Form
For the year ended
December 31, 2010
Dated March 31, 2011

TABLE OF CONTENTS

INTERPRETATION INFORMATION	I

Forward-Looking Information	i
Currency and Exchange Rates	1
Definitions	1
Conversion Factors	4
Glossary of Technical Terms and Abbreviations	4

CORPORATE STRUCTURE	8

Name, Address and Incorporation	8
Intercorporate Relationships	8

GENERAL DEVELOPMENT OF THE BUSINESS	9

Overview	9
Three Year History	9
Rio Tinto Transactions	14
Agreements with the Government of Mongolia	20
Risk Factors	26

DESCRIPTION OF THE BUSINESS	40

Overview	40
Qualified Persons	40
Oyu Tolgoi Project	41
Ovoot Tolgoi Coal Project	71
Other Projects	72
Other Information	74

DIVIDENDS	75

DESCRIPTION OF CAPITAL STRUCTURE	75

Common Shares	76
Preferred Shares	76

MARKET FOR SECURITIES	76

DIRECTORS AND OFFICERS	78

Name and Occupation	78
Shareholdings of Directors and Executive Officers	80
Committees of the Board	80
Conflicts of Interest	81
Audit Committee Information	81

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	81

TRANSFER AGENTS AND REGISTRARS	82

MATERIAL CONTRACTS	82

INTERESTS OF EXPERTS	83

ADDITIONAL INFORMATION	83

SCHEDULE A AUDIT COMMITTEE INFORMATION	I

INTERPRETATION INFORMATION
Forward-Looking Information
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting:
•	anticipated business activities;
•	planned expenditures;
•	corporate strategies;
•	proposed acquisitions and dispositions of assets;
•	discussions with third parties respecting material agreements;
•	mining plans for the Oyu Tolgoi Project and the schedule for carrying out and completing construction of the Oyu Tolgoi Project, including all related infrastructure;
•	the estimated schedule and cost of bringing the Oyu Tolgoi Project into commercial production;
•
the ability of IVN to arrange acceptable financing commitments for the Oyu Tolgoi Project, including the OT Project Financing (as defined in the section entitled “Rio Tinto Transactions — HOA — Oyu Tolgoi Project Financing”);

•	implementation of the transactions contemplated by the HOA;
•	anticipated future production and cash flows;
•	the impact of arbitration proceedings with Rio Tinto;
•
the impact of amendments to the laws of Mongolia and other countries in which IVN carries on business, particularly with respect to taxation; the anticipated timing, cost and outcome of plans to continue the development of non-core projects; and

•	other statements that are not historical facts.

i

All such forward-looking information and statements are based on certain assumptions and analyses made by IVN’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS — Risk Factors” in this AIF. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This AIF also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. IVN does not assume any obligation, other than as required by law, to revise or update any forward-looking statements in this AIF after the date of this AIF or to revise them to reflect the occurrence of future unanticipated events. The forward-looking statements contained in this AIF, including the documents incorporated by reference herein, are expressly qualified by this cautionary statement.

ii

Currency and Exchange Rates
In this AIF, all funds are quoted in United States dollars unless otherwise indicated. References to “$” and “US$” are to United States dollars, references to “Cdn$” are to Canadian dollars and references to “A$” are to Australian dollars.
The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:
(Stated in Canadian dollars)
Year Ended December 31

	2010	2009	2008
End of period	0.9946	1.0466	1.2246
High for the period	1.0778	1.3000	1.2969
Low for the period	0.9946	1.0292	0.9719
Average for the period	1.0299	1.1420	1.0660
The Bank of Canada noon buying rate on March 31, 2011 for the purchase of one United States dollar using Canadian dollars was Cdn$0.9718 (one Canadian dollar on that date equalled US$1.0290).
Definitions
In this AIF, unless the context otherwise requires, the following terms have the meanings assigned to them below. Certain other scientific and technical terms and abbreviations used in this AIF are defined under the section headed “Technical Terms and Abbreviations”.
“AIF” means this Annual Information Form.
“Altynalmas Gold” means Altynalmas Gold Ltd.
“AMEC Minproc” means AMEC Minproc Limited (formerly GRD Minproc Limited).
“Anti-Dilution Warrants” means share purchase warrants exercisable to acquire Common Shares issued to Rio Tinto pursuant to Rio Tinto’s exercise of its pre-emptive rights under the Private Placement Agreement.
“ASX” means the Australian Stock Exchange.
“Cloncurry Project” means Ivanhoe Australia’s molybdenum, rhenium, copper, gold and uranium exploration and development project located in Queensland, Australia.
“Common Shares” means common shares without par value in the capital of the Company.
“Contract Assignment Arrangement Agreement” means an agreement dated as of August 13, 2008 among the Company, OT LLC and Rio Tinto Alcan.
“Credit Agreement” means the credit agreement dated as of October 24, 2007, as amended, between the Company, as borrower, and Rio Tinto, as lender.
“Entrée” means Entrée Gold Inc.
“Entrée Earn-in Agreement” means the Equity Participation and Earn-in Agreement dated October 15, 2004 between Entrée and IVN, as amended November 9, 2004.

“Entrée Joint Venture” means the joint venture between OT LLC and Entrée contemplated by the Entrée Earn-in Agreement in respect of a portion of the Hugo North Extension in which (i) OT LLC holds an 80% interest and Entrée holds a 20% interest in minerals below 560m and (ii) OT LLC holds a 70% interest and Entrée holds a 30% interest in minerals above 560m.
“Erdenes” means Erdenes MGL LLC, a company owned by the Government of Mongolia.
“First Tranche Investment” means the 37,089,883 Common Shares issued to Rio Tinto on October 27, 2006 under the Private Placement Agreement.
“HKSE” means the Stock Exchange of Hong Kong.
“HOA” means the Heads of Agreement dated December 8, 2010 between IVN and Rio Tinto, providing for, among other items, Rio Tinto’s support and participation in the Rights Offering and a framework for the continuing development and management of the Oyu Tolgoi Project.
“Hugo Dummett Deposits” means collectively, the Hugo North, the Hugo South and Hugo North Extension mineral deposits of the Oyu Tolgoi Project.
“Hugo North” means the Hugo North mineral deposit of the Oyu Tolgoi Project.
“Hugo North Extension” means the Hugo North Extension deposit of the Oyu Tolgoi Project, representing the extension of the Hugo Dummett Deposits into the area that is the subject of the Entrée Joint Venture.
“Hugo South” means the Hugo South mineral deposit of the Oyu Tolgoi Project.
“IDP05” means a report on the development of the Oyu Tolgoi Project prepared by a group of independent engineering companies in October 2005.
“Integrated Development Plan 2010” or “IDP10” means a report on the development of the Oyu Tolgoi Project and an update to IDP05 prepared by a group of independent engineering companies in May 2010.
“Investment Agreement” means the approved investment agreement dated October 6, 2009, as such agreement may be amended from time to time, among the Government of Mongolia, OT LLC, IVN and Rio Tinto in respect of the Oyu Tolgoi Project, providing legal, administrative and tax stability during its term and extension, if any, and guaranteeing that the legal, administrative and tax framework in force in Mongolia.
“Ivanhoe Australia” means Ivanhoe Australia Limited.
“IVN” or the “Company” means Ivanhoe Mines Ltd.
“IVN Group” means, collectively, IVN and its subsidiaries or a group of subsidiaries, as the context requires.
“JORC” means the Joint Ore Reserves Committee’s Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Resources.
“MEL” means Mongolian mineral exploration licence.
“Osborne Project” means Ivanhoe Australia’s copper and gold exploration and development project in Queensland, Australia.
“OT LLC” means Oyu Tolgoi LLC, formerly Ivanhoe Mines Mongolia Inc. LLC.
“Ovoot Tolgoi” means the location known as Ovoot Tolgoi (formerly Nariin Sukhait) in southern Mongolia.
“Ovoot Tolgoi Coal Project” means SouthGobi’s coal mine at Ovoot Tolgoi which includes the Sunset Field (including the Underground) and the Sunrise Field.
“Oyu Tolgoi Project” means IVN’s copper and gold exploration and development project located at Oyu Tolgoi in Mongolia.

“Preferred Shares” means preferred shares without par value in the capital of the Company.
“Private Placement Agreement” means the private placement agreement dated October 18, 2006, as amended, between the Company and Rio Tinto.
“Private Placement Warrants” means the Series A Warrants, the Series B Warrants, the Series C Warrants, the Anti-Dilution Warrants, or any of them, as the context requires.
“Put Agreement” means an agreement dated as of August 13, 2008, as amended, among the Company, OT LLC and Rio Tinto Alcan.
“Put Option Placement Shares” means 15,000,000 Common Shares purchased by Rio Tinto on March 19, 2010 at a price of Cdn$16.31 per Common Share.
“Rio Tinto” means Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales and a member of the Rio Tinto Group.
“Rio Tinto Alcan” means Rio Tinto Alcan Pte. Ltd., a corporation incorporated under the laws of Singapore and a member of the Rio Tinto Group.
“Rio Tinto Group” means Rio Tinto plc (incorporated in England), Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation in which Rio Tinto plc, and/or Rio Tinto Limited owns or controls, directly or indirectly, more than 50% of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the corporation.
“SEC” means the United States Securities and Exchange Commission.
“Second Tranche Investment” means the 46,304,473 Common Shares issued to Rio Tinto on October 27, 2009 under the Private Placement Agreement.
“Series A Warrants” means the Series A Warrants issued to Rio Tinto on October 27, 2006 under the terms of the Private Placement Agreement, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Private Placement Agreement”.
“Series B Warrants” means the Series B Warrants issued to Rio Tinto on October 27, 2006 under the terms of the Private Placement Agreement, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Private Placement Agreement”.
“Series C Warrants” means the Series C Warrants issued to Rio Tinto on October 29, 2007 in connection with the Credit Agreement, the terms of which are more particularly described under the heading “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Credit Agreement”.
“Shareholder Rights Plan” means the Amended and Restated Shareholder Rights Plan dated April 21, 2010 between the Company and CIBC Mellon Trust Company.
“Shareholders’ Agreement” means the shareholders agreement dated October 6, 2009 among OT LLC, Ivanhoe Oyu Tolgoi (BVI) Ltd., Oyu Tolgoi Netherlands B.V. and Erdenes MGL LLC.
“Southern Oyu Deposits” means collectively, the South Oyu, Southwest Oyu, Central Oyu and Wedge mineral deposits of the Oyu Tolgoi Project.
“SouthGobi” or “SGQ” means SouthGobi Resources Ltd. (formerly SouthGobi Energy Resources Ltd.).
“SouthGobi Sands” or “SGS” means SouthGobi Sands LLC, a wholly-owned Mongolian subsidiary of SGQ that holds the licenses and permits relating to the Ovoot Tolgoi Coal Project.

“Sunrise Field” means the area of a coal deposit delineated and identified as the Sunrise Field in the Ovoot Tolgoi Coal Project, formerly referred to as the South-East Field.
“Sunset Field” means the area of a coal deposit delineated and identified as the Sunset Field in the Ovoot Tolgoi Coal Project, formerly referred to as the West Field.
“T-Bill Purchase Agreement” means the treasury bill purchase agreement dated October 6, 2009 between OT LLC and the Government of Mongolia.
“Technical Committee” means a committee established under the terms of the Private Placement Agreement through which Rio Tinto and the Company consult with one another with respect to the development, operation and management of the Oyu Tolgoi Project.
“TSX” means the Toronto Stock Exchange.
“Underground” means the part of the Ovoot Tolgoi Coal Project comprising the underground coal resources of the Sunset Field.
“YBCA” means the Business Corporations Act (Yukon), as amended.
Conversion Factors
For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 m	0.3048 m	1 foot
0.62 miles	1 km	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton
Glossary of Technical Terms and Abbreviations
Certain scientific and technical terms and abbreviations used in this AIF are defined below.
anomaly: a departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
assay: the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.
Au: gold.
chalcocite: a form of copper mineral ore that generally contains a high copper content.
chalcopyrite: a form of copper mineral ore that generally contains a low copper content.
CIM: the Canadian Institute of Mining, Metallurgy and Petroleum.

CIM Standards: CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005, as those definitions may be amended from time to time.
concentrate: a product containing valuable metal from which most of the waste material in the ore has been eliminated.
concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.
covellite: a supergene mineral found in copper deposits; a source of copper.
Cu: copper.
CuEq: a copper equivalent grade, calculated using assumed metal prices for copper, gold and, where applicable, molybdenum.
cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.
dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.
fault: a fracture in rock along which the adjacent rock surfaces are differentially displaced.
feasibility study: a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.
flotation: a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.
gangue: valueless rock or mineral material in ore.
g/t: grams per tonne.
hypogene: primary mineralization formed by mineralizing solutions emanating up from a deep magnetic source.
HQ: diamond drilling equipment that produces a 63.5 millimetre core diameter.
indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
inferred mineral resource: that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

IP: induced polarization.
km: kilometres.
km2: square kilometres.
kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.
lb: pound.
leach: to dissolve minerals or metals out of ore with chemicals.
m: metres.
mm: millimetres.
measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
metallurgic coal: various grades of coal suitable for making steel, such as coking coal.
mineral reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowances for losses that may occur when the material is mined.
mineral resource (deposit): a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource (deposit) are known, estimated or interpreted from specific geological evidence and knowledge.
Mo: molybdenum.
NI 43-101: National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.
NQ: diamond drilling equipment that produces a 47.5 millimetre core diameter.
oz: ounce.
porphyry: any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained ground mass.
ppm: parts per million.
preliminary assessment: a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.
preliminary feasibility study and pre-feasibility study: a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
proven reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
qualified person: an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by NI 43-101.
QMD or quartz monzodiorite: plutonic rock containing quartz, alkali feldspars, plagioclase feldspars and feldspathoid minerals.
RC: reverse circulation.
seam: a stratum or bed of coal or other mineral; generally applied to large deposits of coal.
stock: an irregular, metalliferous mass in a rock formation.
strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.
sulphides: compounds of sulphur with other metallic elements.
supergene: ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.
tpd: tonnes per day.
tpy: tonnes per year.

CORPORATE STRUCTURE
Name, Address and Incorporation
The Company was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, the Company changed its name to Indochina Goldfields Ltd. In March 1994, the Company increased its authorized capital from 10,000 Common Shares to 100,000,000 Common Shares and created 100,000,000 Preferred Shares. In February 1995, the Company was continued under the YBCA. In July 1997, the Company increased its authorized capital to an unlimited number of Common Shares and an unlimited number of Preferred Shares. In June 1999, the Company changed its name to Ivanhoe Mines Ltd.
The Company’s head office is located at 654 — 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1 and its Asian headquarters are located at 150 Beach Road, #25-03 The Gateway West, Singapore, 189720. The Company’s registered office is located at 300 — 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.
Intercorporate Relationships
The following sets forth the name, jurisdiction of incorporation and the IVN Group’s voting equity ownership interest, as of the date of this AIF, in each of the material subsidiaries through which the Company ultimately owns its assets and operates its business. These subsidiaries are grouped according to the particular IVN Group project or asset to which they relate and are presented in descending order according to the chain of voting equity ownership. Accordingly, the first such subsidiary presented in each group is owned directly by the Company and the voting equity ownership interest of the Company in that subsidiary is shown in the right hand column opposite its name and jurisdiction of incorporation. The voting equity ownership interest shown in respect of each other subsidiary is, except as otherwise indicated, that of the subsidiary listed immediately above it. In the case of the Oyu Tolgoi Project, the Company’s only material property as of the date of this AIF, the IVN Group’s voting equity ownership interest therein is divided between two parallel groups of subsidiaries.
Oyu Tolgoi Project Group One Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
Ivanhoe Mines Delaware Holdings, LLC	Delaware	100%
Ivanhoe Mines Aruba Holdings LLC	Aruba	100%
Ivanhoe Oyu Tolgoi (BVI) Ltd.	British Virgin Islands	100%
Oyu Tolgoi LLC	Mongolia	4.26%
Oyu Tolgoi Project Group Two Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
Ivanhoe OT Mines Ltd.	British Columbia	100%
Turquoise Hill Netherlands Cooperative	Netherlands	100	%(1)
Oyu Tolgoi Netherlands B.V.	Netherlands	100%
Oyu Tolgoi LLC	Mongolia	61.74%

Ovoot Tolgoi Project Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
SouthGobi Resources Ltd.	British Columbia	57.1%
SGQ Coal Investment Pte. Ltd.	Singapore	100	%(2)
SouthGobi Sands LLC	Mongolia	100	%(2)
Cloncurry Project Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest
Orian Holding Corp.	British Virgin Islands	100%
IAL Holdings Singapore Pte. Ltd.	Singapore	100%
Ivanhoe Australia Limited	Australia	62.0%
Ivanhoe Australia Operations Pty Ltd.	Australia	100	%(3)
Ivanhoe Australia Tennant Creek Pty. Ltd.	Australia	100	% (3)
Ivanhoe Cloncurry Mines Pty. Limited	Australia	100	%(3)

(1)	Ownership divided between IVN, as to 80%, and Ivanhoe OT Mines Ltd., as to 20%.

(2)	Each of these companies is a wholly-owned subsidiary of SouthGobi Resources

(3)	Each of these companies is a wholly-owned subsidiary of Ivanhoe Australia Limited.
Additional direct and indirect subsidiaries of the Company (i) holding, individually, 10% or less and, in the aggregate, 20% or less of the IVN Group’s consolidated assets, and (ii) generating, individually, 10% or less and, in the aggregate, 20% or less of the IVN Group’s consolidated sales and operating revenues, in each case, as at December 31 2010, have been omitted.
GENERAL DEVELOPMENT OF THE BUSINESS
Overview
IVN is an international mineral exploration and development company. The Company’s principal mineral resource property is the Oyu Tolgoi Project, located in Mongolia. The Company also has two publicly traded subsidiaries through which it holds interests in coal resource properties in Mongolia and molybdenum, rhenium, copper, gold and uranium resource properties in Australia. SouthGobi, the shares of which are listed on the TSX and the HKSE, owns and operates the Ovoot Tolgoi Coal Project located in Mongolia. Ivanhoe Australia, the shares of which are listed on the ASX and the TSX, owns the Cloncurry Project and the Osborne Project, both of which are located in Queensland, Australia. The IVN Group also holds interests in several other mineral resource projects in Asia, including a 50% interest in the Kyzyl Shear Project, located in Kazakhstan, through a shareholding in Altynalmas Gold.
Three Year History
2008
In January 2008, SouthGobi completed three equity private placement financings to raise a total of Cdn$117.9 million. The first private placement involved the issuance of 10 million common shares at Cdn$8.00 per share. The second and third private placements involved the issuance of 3.5 million common shares and 711,111 common shares, respectively, each at Cdn$9.00 per share. Concurrent with these financings, IVN converted all of its SouthGobi preferred shares into 25,576,383 SouthGobi common shares and approximately Cdn$30 million of convertible inter-corporate debt into 14,709,071 additional SouthGobi common shares.

In January 2008, IVN announced that it had completed an estimate of inferred resources at the Heruga Deposit, a newly discovered deposit of the Oyu Tolgoi Project located on lands covered by the Entrée Joint Venture. IVN reported inferred resources of 760 million tonnes grading 0.48% copper, 0.55g/t gold and 142 ppm molybdenum, using a 0.60% copper equivalent cut-off grade.
In April 2008, SouthGobi received government approval to mine coal at the Ovoot Tolgoi Coal Project and subsequently commenced mining and stockpiling coal from the Sunset Field.
In May 2008, IVN completed the sale of its controlling stake in Jinshan Gold Mines Inc., now known as China Gold International Resources Corp. Ltd and referred to herein as “Jinshan”, to China National Gold Group Hong Kong Ltd. (“China National”). China National purchased IVN’s entire holding of 67,520,000 common shares of Jinshan at a price of Cdn$3.11 per share and a Jinshan promissory note in the principal amount of Cdn$7,500,000, for an aggregate purchase price of approximately Cdn$216.7 million.
In June 2008, IVN notified Entrée that it had completed $35 million in expenditures on the property covered by the Entrée Joint Venture, and had thereby earned an 80% interest in minerals below 560 m and a 70% interest on minerals above that depth1.
In August 2008, Ivanhoe Australia completed a A$125 million initial public offering. Ivanhoe Australia sold 62.5 million shares at a price of A$2 per share and began trading on ASX under the symbol “IVA”. The offering raised capital for the ongoing exploration and development of the Cloncurry Project.
In August 2008, the Company, OT LLC and Rio Tinto Alcan entered into the Contract Assignment Arrangement Agreement, which provided for Rio Tinto Alcan to purchase from OT LLC certain Oyu Tolgoi Project equipment already acquired by OT LLC, and to take an assignment of certain contracts with third party suppliers for additional Oyu Tolgoi Project equipment on long lead time order, pending the successful completion of negotiations with the Government of Mongolia for an Investment Agreement. The Company, OT LLC and Rio Tinto Alcan also entered into the Put Agreement whereby Rio Tinto Alcan had the right to require OT LLC to re-purchase the equipment upon OT LLC entering into an Investment Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Contract Assignment Arrangement Agreement and Put Agreement”.
2009
In October 2009, the Company, OT LLC, Rio Tinto and the Government of Mongolia entered into the Investment Agreement in respect of the Oyu Tolgoi Project. The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the Oyu Tolgoi Project, protection of the parties’ investment in the Oyu Tolgoi Project, the amount and term of the parties’ investment in the Oyu Tolgoi Project, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — Investment Agreement”.

[1]	Under the terms of the Investment Agreement, IVN agreed to transfer its interest in the Entrée Joint Venture to OT LLC.

Concurrent with the execution of the Investment Agreement, OT LLC and two indirect, wholly-owned subsidiaries of the Company through which the Company holds its interest in OT LLC entered into the Shareholders’ Agreement with Erdenes. The Shareholders’ Agreement contemplates the basis upon which the Government of Mongolia, through Erdenes, acquired its initial 34% equity interest in the Oyu Tolgoi Project through a shareholding in OT LLC and provides for the respective rights and obligations of the parties as shareholders of OT LLC. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — Shareholders’ Agreement”.
Concurrent with the execution of the Investment Agreement, OT LLC also entered into the T-Bill Purchase Agreement with the Government of Mongolia pursuant to which OT LLC agreed to purchase from the Government, in instalments, three discounted Treasury Bills with an aggregate face value of US$287.5 million for an aggregate purchase price of US$250 million. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — T-Bill Purchase Agreement”.
In October 2009, Rio Tinto completed the Second Tranche Investment under the Private Placement Agreement. Pursuant to the Second Tranche Investment, the Company issued, and Rio Tinto subscribed for and purchased, 46,304,473 Common Shares at $8.38 per share for gross proceeds of $388 million. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Private Placement Agreement”.
In November 2009, SouthGobi and China Investment Corporation entered into a series of agreements providing for a US$500 million convertible debenture investment in SouthGobi by China Investment Corporation. The convertible debenture has a term of 30 years and bears interest at 8% per annum, of which 1.6% is payable in common shares. The principal amount is convertible at Cdn$11.88 per share, or a lower amount if the prevailing stock price of SouthGobi is less than such amount, to a floor price of Cdn$8.88 per share. Conversion is at the option of China Investment Corporation on or after November, 2010. SouthGobi is entitled to require conversion of one-half of the principal amount at any time upon completion of an HKSE listing (which occurred in January 2010) and to require conversion of the entire amount as of and after November 2014. China Investment Corporation holds a security interest in SouthGobi’s assets, has a pre-emptive right on future SouthGobi share issuances and is entitled to nominate a director for election or appointment to SouthGobi’s board of directors.
2010
In January 2010, SouthGobi issued 27 million common shares at a price of Cdn$17.00 per share for gross proceeds of Cdn$459 million pursuant to a public offering in Hong Kong, Canada and other jurisdictions, which was accompanied by a listing of SouthGobi’s common shares on the HKSE.
In February 2010, Rio Tinto Alcan notified OT LLC that it was exercising its option under the Put Agreement to require OT LLC to re-purchase the Oyu Tolgoi Project equipment Rio Tinto acquired from OT LLC in 2008 pursuant to the Contract Arrangement Assignment Agreement.
In March 2010, IVN and Rio Tinto completed a private placement pursuant to which Rio Tinto subscribed for the Put Option Placement Shares. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Contract Assignment Arrangement Agreement and Put Agreement”.

In March 2010, at SouthGobi’s request, China Investment Corporation converted US$250 million of the convertible debenture into common shares of SouthGobi at a conversion price of Cdn$11.88 per share. As a result of the conversion, IVN’s interest in SouthGobi was reduced to approximately 57%.
In March 2010, the remaining conditions to the effectiveness of the Investment Agreement were fulfilled and the terms of the Investment Agreement became effective.
In April 2010, IVN adopted and entered into the Shareholder Rights Plan. Implementation of the Shareholder Rights Plan was conditional on approval from a majority of IVN’s shareholders, which was received at IVN’s annual and special meeting of shareholders in May, 2010. The purpose of the Shareholder Rights Plan is to provide IVN’s board of directors and shareholders with sufficient time to properly consider any take-over bid made for IVN and to allow enough time for competing bids and alternative proposals to emerge. The Shareholder Rights Plan also seeks to ensure that all shareholders are treated fairly in any transaction involving a change of control of IVN and that all shareholders have an equal opportunity to participate in the benefits of a take-over bid.
In May 2010, Ivanhoe announced the release of the IDP10 in respect of the Oyu Tolgoi Project. IDP10 included the first underground reserves for the Hugo Dummett Deposits and presented the results of extensive studies of two complementary development scenarios: a Reserve Case and a Life-of-Mine Sensitivity Case. The Reserve Case, based only on proven and probable mineral reserves, estimated that the Oyu Tolgoi Project would sustain mining for a projected 27 years. In addition, according to the Reserve Case, the estimated after-tax net present value (“NPV”) for the project would be $4.536 billion at an 8% discount rate, an internal rate of return (“IRR”) of 16.33% and a payback period of 6.32 years (based on $2.00/lb copper and $850/oz gold). For more information on IDP10, see “DESCRIPTION OF THE BUSINESS — Oyu Tolgoi Project”.
In June 2010, Rio Tinto exercised all of the 46,026,522 Series A Warrants it received under the terms of the Private Placement Agreement, and thereby acquired an additional 46,026,522 Common Shares at a price of $8.54 per Common Share. IVN received total proceeds from such exercise of approximately $393.1 million and Rio Tinto’s equity ownership of IVN increased from 22.4% to 29.6% of the then issued and outstanding Common Shares.
In July 2010, IVN notified Rio Tinto that it was electing to terminate the “Strategic Purchaser Covenant” under the Private Placement Agreement. As a consequence of IVN’s election to terminate this restriction, if IVN proposes to issue any Common Shares or securities convertible into or exercisable for Common Shares to any person in a transaction where Rio Tinto’s right of first offer under the Private Placement Agreement (the “Right of First Offer”) applied, and if Rio Tinto’s exercise of the Right of First Offer resulted in Rio Tinto’s equity ownership of IVN exceeding the contractual standstill limit provided for in the Private Placement Agreement, such standstill limit and all of the other standstill restrictions applicable to Rio Tinto under the Private Placement Agreement would terminate.
In September 2010, Ivanhoe Australia completed an offering of equity securities by way of prospectus offering. Under the offering, Ivanhoe Australia issued units on a 1 for 4 basis consisting of one ordinary share in its capital and one half of one warrant, with each full warrant entitling the holder to acquire one ordinary share until September 20, 2011 at a price of A$3.38. A total of 93,458,650 units were sold at a price of A$2.88 per unit, for gross proceeds of A$269 million.
In September 2010, the Credit Facility entered into between Rio Tinto and IVN in October 2007 was, by its terms, automatically converted into Common Shares. The $350 million principal amount plus approximately $50.8 million in accrued and unpaid interest was converted into 40,083,206 Common Shares at a conversion price of $10.00 per Common Share. As a result, Rio Tinto’s equity ownership of IVN increased from 29.6% to 34.9% of the then issued and outstanding Common Shares.

In October 2010, Rio Tinto exercised a portion of the Anti-Dilution Warrants and thereby acquired 720,203 Common Shares at a price of Cdn$3.15 per Common Share. Rio Tinto continues to hold an additional 720,203 Anti-Dilution Warrants at a price of Cdn$3.15 per common share.
In October 2010, IVN announced that Mr. Robert Friedland assumed the duties and title of Chief Executive Officer of IVN from Mr. John Macken, as part of a series of organizational changes that also resulted in the establishment of the Office of the Chairman. As President, Mr. Macken is continuing to lead the ongoing construction of the Oyu Tolgoi Project. He is a member of the Ivanhoe Mines-Rio Tinto joint Oyu Tolgoi Technical Committee. Mr. Macken also is continuing as an Ivanhoe Mines representative on the Oyu Tolgoi LLC Board of Directors. As the senior representative of the Operations Committee established by the Oyu Tolgoi LLC Board, Mr. Macken is responsible for guiding the strategic direction of construction and development activities on behalf of the Board.
In October 2010, IVN announced that it was launching a strategic, conditional rights offering (the “Rights Offering”) in which all existing shareholders, subject to applicable law, could participate on an equal, proportional basis in purchasing additional Common Shares. Originally, the proposed size of the Rights Offering was intended to be between $800 million and $1 billion, and the completion of the Rights Offering was conditional on at least 85% of the issued rights being exercised by holders (the “Minimum Subscription Condition”), subject to the discretion of IVN to waive this condition.
In October 2010, Ivanhoe Australia completed its acquisition of the Osborne Copper Gold Mine (the “Osborne Project”) from Barrick (PD) Australia Limited (“Barrick Australia”), a subsidiary of Barrick Gold Corporation. In exchange for the Osborne Project, Ivanhoe Australia paid Barrick Australia A$17.4 million, provided a 2% Net Smelter Returns (NSR) Royalty capped at A$15 million from ore extracted from the Osborne Project, and assumed certain site environmental and reclaimation obligations.
In November 2010, Ivanhoe Australia completed a secondary listing of its ordinary shares on the TSX under the symbol “IVA”. Ivanhoe Australia continues to maintain its primary listing on the ASX.
In December 2010, IVN and Rio Tinto entered into the HOA, which contemplated a number of transactions respecting Rio Tinto’s support and full participation in the Rights Offering, the financing and management of the Oyu Tolgoi Project, certain amendments to the Private Placement Agreement and other matters. For more details and information on the HOA, see “Rio Tinto Transactions — HOA” and refer to IVN’s material change report dated December 13, 2010, which is incorporated by reference in this AIF and is available on SEDAR at www.sedar.com.
In December 2010, IVN’s board of directors approved a $2.3 billion capital budget for 2011 (the “2011 Budget”) in respect of the Oyu Tolgoi Project. The 2011 Budget forms part of the current estimate of approximately $4.5 billion in capital expenditures that will be required to be incurred between 2011 and 2013 to complete the 100,000 tpd first phase of the Oyu Tolgoi Project. For more information on the 2011 Budget, reference is made to IVN’s material change report dated December 14, 2010, which is incorporated by reference in this AIF and is available on SEDAR at www.sedar.com.
In December, 2010 and subsequent to the HOA, IVN settled on the final terms of the Rights Offering. Specifically, each shareholder, subject to applicable securities laws, was entitled to purchase fifteen Common Shares for every 100 rights held (or if the exercise of a number of rights would otherwise entitle a holder thereof to a fractional number of Common Shares, the holder’s entitlement was reduced to the next lowest whole number of Common Shares) in consideration for the payment of a subscription price of either, at the subscriber’s election, $13.88 or Cdn$13.93 per Common Share.

In December, 2010, SouthGobi announced that it had completed a private placement with Aspire Mining Limited (“Aspire”), an ASX listed company. Pursuant to the private placement, SouthGobi acquired 105,860,186 common shares of Aspire at a price of A$0.19 per share, for an aggregate purchase price of approximately A$20.1 million.
2011 to date
In February 2011, IVN completed the Rights Offering by issuing a total of 84,867,671 Common Shares, for aggregate gross proceeds of $1.18 billion. Total participation of IVN’s shareholders under the Rights Offering was equal to approximately 99% and each of Mr. Robert Friedland and Rio Tinto exercised all of their respective rights.
In February 2011, IVN and BHP Billiton Ltd. (“BHP”) announced that their joint venture has discovered a zone of shallow copper-molybdenum-gold mineralization approximately 10 kilometres north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi mineralized Project by an additional three kilometres to the north, to more than 23 kilometres. The Mongolian Government has issued a three-year pre-mining agreement for the IVN-BHP joint-venture.
Rio Tinto Transactions
In 2006, Ivanhoe identified Rio Tinto as a strategic investor to support development of the Oyu Tolgoi Project. The parties have entered into a series of agreements since 2006 pursuant to which Rio Tinto has provided equity and debt financing to fund ongoing development of the Oyu Tolgoi Project and company operations. As a result of these transactions, Rio Tinto holds a significant investment interest in IVN and is responsible for the day to day management of the development process of the Oyu Tolgoi Project.
Private Placement Agreement
In October 2006, IVN and Rio Tinto entered into the Private Placement Agreement and the First Tranche Investment was completed, pursuant to which IVN issued 37,089,883 Common Shares to Rio Tinto at a price of $8.18 per share, for an aggregate subscription price of $303,395,243. The First Tranche Investment represented, upon issuance, 9.95% of the then issued and outstanding Common Shares.
In October 2009, the Second Tranche Investment was completed, pursuant to which IVN issued a further 46,304,473 Common Shares to Rio Tinto at a price of $8.38 for an aggregate subscription price of US$388,031,484. The combined First Tranche Investment and Second Tranche Investment represented, upon issuance, 19.7% of the then issued and outstanding Common Shares.
In conjunction with the First Tranche Investment, the Company issued to Rio Tinto the Series A Warrants and the Series B Warrants. The Series A Warrants entitled Rio Tinto to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from $8.38 to $8.54 depending on when they are exercised and the Series B Warrants entitle Rio Tinto to purchase up to 46,026,522 Common Shares at prices per Common Share ranging from $8.38 to $9.02 depending on when they are exercised. On June 29, 2010, Rio Tinto exercised all Series A Warrants, at an exercise price of $8.54 per Common Share, and was issued a total of 46,026,522 Common Shares. On December 15, 2010, under the terms of the HOA, Rio Tinto exercised 33,783,784 Series B Warrants for 33,783,784 Common Shares, at a price per Common Share of $8.88. In addition, under the HOA, Rio Tinto is obligated to exercise its remaining 12,242,738 Series B Warrants pursuant to IVN funding requests for the Oyu Tolgoi Project, and in any event by January 18, 2011.

Rio Tinto has been granted pre-emptive rights entitling Rio Tinto to participate, subject to certain specific exceptions, in future issuances of Common Shares on a basis sufficient to maintain its percentage shareholding interest in the Company on economic terms equivalent to those upon which any such Common Shares are issued to third parties.
Rio Tinto has also been granted the Right of First Offer, permitting Rio Tinto to provide any equity financing, until October 24, 2012, that the Company otherwise proposes to obtain.
The Private Placement Agreement also contained provisions relating to IVN’s use of funds from Common Shares issued to Rio Tinto under the Private Placement Agreement, standstill and Common Share acquisition limits, right of first refusal in respect of any proposed disposition of the Company’s interest in the Oyu Tolgoi Project, and Board of Director nomination entitlements. These provisions have been subsequently amended by the HOA. See “Rio Tinto Transactions — HOA”.
Credit Agreement
In October 2007, the Company and Rio Tinto entered into the Credit Agreement pursuant to which Rio Tinto agreed to make the Credit Facility available to the Company. The aggregate principal amount advanced to the Company under the Credit Facility was $350 million.
On September 13, 2010, the Credit Facility was, by its terms, automatically converted into Common Shares. The $350 million principal amount plus approximately $50.8 million in accrued and unpaid interest was converted into 40,083,206 Common Shares at a conversion price of $10.00 per Common Share. As a result, Rio Tinto’s equity ownership of the Company increased from 29.6% to 34.9% of the Company’s issued and outstanding Common Shares as of September 13, 2010.
As an inducement to provide the Credit Facility, IVN issued to Rio Tinto the Series C Warrants. The Series C Warrants remain outstanding and entitle Rio Tinto to purchase up to 35,000,000 Common Shares at a price of $10.00 per Common Share. Under and subject to the HOA, the Series C Warrants must be exercised on or by January 18, 2012.
Contract Assignment Arrangement Agreement and Put Agreement
In August 2008, the Company, OT LLC and Rio Tinto Alcan entered into the Contract Assignment Arrangement Agreement which provided for Rio Tinto Alcan to purchase from OT LLC certain Oyu Tolgoi Project equipment already acquired by OT LLC, and to take an assignment of certain contracts with third party suppliers for additional Oyu Tolgoi Project equipment on long lead time orders, pending the successful completion of negotiations with the Government of Mongolia for an Investment Agreement. As consideration for the purchase of the equipment and the assignment of the contracts, Rio Tinto Alcan paid to OT LLC an aggregate purchase price of approximately $121.5 million.
In conjunction with the Contract Assignment Arrangement Agreement, the Company, OT LLC and Rio Tinto Alcan also entered into a Put Agreement whereby Rio Tinto Alcan can require OT LLC to re-purchase the equipment once the Investment Agreement is obtained. Rio Tinto exercised its option under the Put Agreement in March, 2010 and concurrently subscribed for, by way of private placement, the Put Option Placement Shares. Approximately Cdn$198,200,000 of the proceeds from the issuance of the Put Option Placement Shares were allocated and set-off against the purchase from Rio Tinto Alcan of the Oyu Tolgoi Project equipment covered by the option under the Put Agreement. The balance of the proceeds from the issuance of the Put Option Placement Shares, equal to approximately Cdn$46,400,000, was paid to IVN in cash.

Under the HOA, IVN and Rio Tinto agreed to enter into an acknowledgement agreement with Rio Tinto Alcan pursuant to which IVN and Rio Tinto Alcan will acknowledge and agree that each of IVN’s covenants in the Contract Assignment Arrangement Agreement will expire on January 18, 2012.
HOA
On December 8, 2010, IVN and Rio Tinto entered into the HOA, whereby IVN and Rio Tinto agreed to a number of transactions respecting Rio Tinto’s support and participation in the Rights Offering, the financing and management of the Oyu Tolgoi Project, replacing or amending certain contractual obligations under the Private Placement Agreement and other matters, all as described below. The following is a summary only and is qualified in its entirety with reference to the HOA and IVN’s material change report in respect of the same, copies of each of which are available under IVN’s profile on SEDAR, at www.sedar.com.
Rights Offering
Rio Tinto agreed to (i) publicly support the Rights Offering; and (ii) exercise all rights issued to it pursuant to the Rights Offering to purchase Common Shares. The parties also agreed (i) on the subscription price per Common Share under the Rights Offering, (ii) to remove the Minimum Subscription Condition, and (iii) to increase the size of the Rights Offering to up to $1.2 billion.
Common Share Purchases from Robert Friedland and Citibank N.A.
Concurrent with the HOA, Rio Tinto entered into separate agreements to purchase, prior to the record date of the Rights Offering, 10,000,000 outstanding Common Shares from Robert Friedland (the “RMF Purchased Shares”) and, upon the completion of the Rights Offering, a further 10,000,000 Common Shares (11,500,000 after gross up to take into account the Rights Offering) from Citibank N.A. (the “Citi Purchased Shares”). The purchase price paid by Rio Tinto for the RMF Purchased Shares was $25.34. The purchase price paid by Rio Tinto for the first 10,000,000 of the Citi Purchased Shares was also $25.34, with the remaining balance of 1,500,000 Citi Purchased Shares purchased at $13.88, the price per Common Share under the Rights Offering.
Exercise of Private Placement Warrants
Under the HOA, Rio Tinto was required to exercise 33,783,784 Series B Warrants, resulting in the issuance of 33,783,784 Common Shares, at an exercise price of $8.88 per Common Share for cash proceeds to IVN of approximately $300 million. In addition, Rio Tinto agreed to exercise all of its remaining Private Placement Warrants as funds are required for the ongoing development of the Oyu Tolgoi Project and, in any event, by no later than January 18, 2012. IVN further agreed to amend the terms of the remaining Private Placement Warrants to adjust the number of Common Shares issuable to eliminate the dilutive effect of the Rights Offering.

Subscription Right
Rio Tinto received a subscription right (the “Subscription Right”), exercisable from time to time to purchase Common Shares from IVN’s treasury at the volume-weighted average price of a Common Share on the TSX during the five (5) trading days immediately before the applicable date of exercise. Rio Tinto’s entitlement to exercise the Subscription Right is subject to certain limitations, including the Standstill Cap (as defined and described below). The Subscription Right terminates on January 18, 2012, subject to earlier termination in accordance with the terms of the HOA.
Standstill Cap
The share purchase limitations applicable to Rio Tinto under the Private Placement Agreement were replaced by a new hard cap limitation whereby Rio Tinto cannot, subject to certain exceptions, acquire any Common Shares or securities convertible into or exercisable for Common Shares if such acquisition would result in Rio Tinto owning more than 49.0% of the outstanding Common Shares assuming the full exercise of the Private Placement Warrants (the “Standstill Cap”).
Use of Proceeds
IVN agreed to use all of the proceeds from the Rights Offering and from the sale of any Common Shares to Rio Tinto pursuant to the exercise of the Private Placement Warrants, the Subscription Right or otherwise, other than $180 million, for expenditures in respect of the Oyu Tolgoi Project. IVN further agreed not to use the proceeds from the sale of any of its assets that are unrelated to the Oyu Tolgoi Project (“Non-OT Assets”) to acquire any new assets or to fund any existing projects other than the development of the Oyu Tolgoi Project and its Altynalmas gold project in Kazakhstan.
Funding Requests
If and when IVN requires further funds for the development of the Oyu Tolgoi Project, it will notify Rio Tinto. After receiving each such notice, Rio Tinto will exercise a sufficient number of the remaining Private Placement Warrants, if any, to generate proceeds sufficient to fund expenditures as set out in each such notice. After all of the Private Placement Warrants have been exercised and further funding is required for the development of the Oyu Tolgoi Project, IVN will request a drawdown under the Interim Funding Facility (as defined and described below).
Oyu Tolgoi Project Financing
IVN and Rio Tinto agreed to act together in negotiating a comprehensive third party financing package for the Oyu Tolgoi Project (the “OT Project Financing”) of, $3.6 billion, unless the parties otherwise agree, with the goal of having the OT Project Financing in place before June 30, 2011.
Until such time as the OT Project Financing is secured, Rio Tinto will provide IVN a non-revolving interim funding facility of US$1.8 billion (the “Interim Funding Facility”) to fund on-going development of the Oyu Tolgoi Project. For more information on the Interim Funding Facility, see “Rio Tinto Transactions — Interim Funding Facility”.

Governance Arrangements
IVN and Rio Tinto have agreed to cause (i) three nominees (the “Nominees”) from each of IVN and Rio Tinto to be appointed as the directors of OT LLC reserved for the Company Shareholder Subsidiaries under the Shareholders’ Agreement, and (ii) the Company Shareholder Subsidiaries to exercise all of their rights under the Shareholders’ Agreement in accordance with instructions given by a newly formed and contractually created governance body (the “RT/IVN Operating Committee”) comprised of two Nominees from each of IVN and Rio Tinto, with a Rio Tinto Nominee serving as chairman. IVN and Rio Tinto will instruct their respective Nominees to vote at OT LLC board meetings as a bloc in accordance with the instructions received from the RT/IVN Operating Committee. All decisions of the RT/IVN Operating Committee, other than decisions in respect of certain defined fundamental matters will require a majority vote of the members with a casting vote of the chairman in the case of a tie. Decisions in respect of these fundamental matters will require a unanimous vote of the members of the RT/IVN Operating Committee.
Oyu Tolgoi Project Management and Exploration
Rio Tinto was granted the right to appoint an affiliate (the “Rio Tinto Manager”) to manage the Oyu Tolgoi Project under the terms of a management agreement (the “OT Management Agreement”); however, OT LLC will have the right to terminate the OT Management Agreement in certain circumstances, including, if the Rio Tinto Manager is unable to pay its debts as they fall due, if the Rio Tinto Group disposes of a sufficient number of Common Shares such that it ceases to hold a direct and/or indirect beneficial ownership interest in OT LLC of more than 10%, or the Rio Tinto Manager ceases to be a wholly owned member of the Rio Tinto Group and the situation is not remedied within 60 days after being required in writing to do so.
The Rio Tinto Manager will delegate, by way of sub-contract, management of exploration within the areas covered by the Oyu Tolgoi Project licenses, but outside of the “Core Area” of the Oyu Tolgoi Project, to a designated subsidiary of IVN (on a non-exclusive basis). IVN will be responsible for preparing exploration programs and budgets for such exploration, but Rio Tinto will have the right to approve any exploration expenditures in excess of $30 million per year.
Other Oyu Tolgoi Project Matters
IVN has agreed not to sell, transfer or otherwise dispose of or encumber any interest in the Oyu Tolgoi Project without Rio Tinto’s consent before January 18, 2014. In addition, IVN and Rio Tinto have agreed to form a working group to study and consider proposals for power, infrastructure and smelting for the Oyu Tolgoi Project.
Rio Tinto has also agreed to allow IVN to sell its existing net smelter returns entitlement to a third party acquiror without regard to Rio Tinto’s right of first refusal under the Private Placement Agreement, provided that IVN receives gross proceeds of at least $600 million of which at least two-thirds of such proceeds are cash.
Ivanhoe Board of Directors
Prior to the expiry or termination of the Standstill Cap and subject to certain exceptions, Rio Tinto will not increase its representation on IVN’s board of directors beyond a number of directors proportionate to its shareholding from time to time. After the expiry or termination of the Standstill Cap, or upon a change of control of IVN in favour of Rio Tinto, (i) one incumbent independent IVN director who was not nominated by Rio Tinto, and (ii) two incumbent IVN directors (selected by Robert Friedland and acceptable to Rio Tinto) conditional upon Mr. Friedland continuing to own at least 10% of the Common Shares, may remain as directors of IVN (on a board of 14 directors) and Rio Tinto will exercise its voting power to vote in favour of the election of such directors from time to time until the earlier of January 18, 2014, and the date IVN ceases to be a reporting issuer.

Rio Tinto has also agreed that after the termination or expiry of the Standstill Cap, or upon a change of control of IVN in favour of Rio Tinto, at least 8 of the 14 directors will be independent until January 18, 2014.
Shareholder Rights Plan Arbitration and Reservation of Legal Rights
IVN and Rio Tinto agreed to a six month suspension period on arbitration (“tolling period”) for the current arbitration proceeding respecting the Shareholder Rights Plan. Such tolling period, however, will end immediately in the event a formal take-over bid for IVN is announced or either party takes any action that the other party reasonably believes prejudices its rights.
Rio Tinto agreed not to challenge either the Rights Offering or Robert Friedland’s financing arrangements to facilitate his participation in the Rights Offering, as a breach of Rio Tinto’s rights under the Private Placement Agreement or under a shareholders’ agreement (the “RMF Shareholders’ Agreement”) between Rio Tinto and Mr. Friedland, respectively.
Ancillary Matters
Rio Tinto and Mr. Friedland agreed to extend the RMF Shareholders’ Agreement to January 18, 2012.
Rio Tinto and IVN will enter into a name rights agreement with Ivanhoe Capital Corp. (“ICC”), which will give ICC the right to require IVN to convene a meeting of its shareholders seeking a resolution to change its name to a name other than “Ivanhoe” under certain circumstances, including an Ivanhoe Change of Control, as such term is defined in the Private Placement Agreement.
Interim Funding Facility
Subject to mandatory earlier repayment upon securing the OT Project Financing, the Interim Funding Facility will mature, and all principal, interest and other amounts thereunder will be due and payable on December 31, 2013. The Interim Funding Facility will bear interest at a rate equal to the daily weighted average of: (i) the interest rate charged from time to time on the on-lending of advances made under the Interim Funding Facility to OT LLC by its shareholders or otherwise; (ii) the rate at which dividends are paid from time to time by OT LLC on preferred shares in the capital of OT LLC, if any, which are purchased with funds advanced under the Interim Funding Facility; and (iii) the rate(s) at which dividends, interest or other periodic payments are made from time to time to any provider of funds to OT LLC which derive from advances made under the Interim Funding Facility.
Rio Tinto Pro Forma Holdings
The following table sets out (i) the issued and outstanding Common Shares currently owned by Rio Tinto, (ii) the additional unissued Common Shares that may be issued to Rio Tinto pursuant to the exercise of the Private Placement Warrants and the Subscription Right, and (iii) the percentage interest that such Common Shares represents or would represent after giving effect to such issuances, based on the 653,638,447 Common Shares issued and outstanding as of March 30, 2011.

					Aggregate
	Number of		Number of		Percentage of All
	Common Shares		Common Shares		Common Shares
Transaction	Held		Issuable		Outstanding
First Tranche Investment	37,333,655	(1)	N/A		5.7%
Second Tranche Investment	46,304,473		N/A		7.1%
Put Option Placement Shares	15,000,000		N/A		2.3%
Exercise of Series A Warrants	46,026,522		N/A		7.0%
Conversion of Credit Facility	40,083,206		N/A		6.1%
Exercise of anti-Dilution Warrants	720,203		827,706	(2)	0.1%
Exercise of Series B Warrants	33,783,784		14,070,182	(2)	5.2%
Purchase of Common Shares from Robert Friedland	10,000,000		N/A		1.5%
Participation in Rights Offering	34,387,776		N/A		5.3%
Purchase of Common Shares from Cititbank	11,500,000		N/A		1.8%
Exercise of Series C Warrants	N/A		40,224,365	(2)	N/A
Subscription Right	N/A		—	(3)	N/A

(1)	Includes additional Common Shares issued pursuant to Rio Tinto’s exercise of its pre-emptive rights under the Private Placement Agreement.

(2)
The exercise price and the number of share purchase warrants listed, (i) to (iii) have been adjusted under the HOA, with shuch adjustments still subject to Rio tinto confirmation, to ensure that Rio Tinto is in the same position with respect to these warrants as they were prior to the Corporation’s Rights Offering transaction which was completed on February 3, 2011 (the “Rights Offering”).

(3)
Rio Tinto is not required to exercise the Subscription Right, in which case there may be no proceeds from the Subscription Right. The exercise price of the Subscription Right will be based on the prevailing market price at the time of exercise.

Agreements with the Government of Mongolia
The parties to the Investment Agreement are the Company, its subsidiary OT LLC, Rio Tinto, and the Government of Mongolia. The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the Oyu Tolgoi Project, protection of the parties’ investment in the Oyu Tolgoi Project, the amount and term of the parties’ investment in the Oyu Tolgoi Project, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.
Effective Date
The Investment Agreement became effective as of March 31, 2010 (the “Effective Date”), following the satisfaction of all conditions precedent to its effectiveness. These conditions included the completion of a number of corporate transactions intended to establish an efficient foundation for the operation of the project and the respective interests of the parties, such as tax-related restructuring of subsidiaries and conversion of certain exploration licences to mining licences.

Term
The Investment Agreement has an initial term of 30 years from the Effective Date (the “Initial Term”). OT LLC has the right, exercisable by notice given not less than 12 months prior to the expiry of the Initial Term and subject to the fulfillment of certain conditions, to extend the Initial Term of the Investment Agreement for a further duration of 20 years (the “Renewal Term”).
In order to exercise its right to obtain the Renewal Term, OT LLC must have performed the following obligations during the Initial Term:
•	OT LLC must have demonstrated that the Oyu Tolgoi Project has been operated to industry best practice in terms of national and community benefits, environment and health and safety practices;
•	OT LLC must have made capital expenditures in respect of the Oyu Tolgoi Project of at least US$9 billion;
•	OT LLC must have complied in all material respects with its obligations to pay taxes under the laws of Mongolia, as stabilized under the terms of the Investment Agreement;
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OT LLC must have commenced commercial production at the Oyu Tolgoi Project within: (i) seven years of the Effective Date, or (ii) five years from the date of having obtained access to project financing sufficient to fully construct the Oyu Tolgoi Project in accordance with the feasibility study submitted to the Government of Mongolia, whichever is earlier;

•	if, as part of the development of the Oyu Tolgoi Project, OT LLC has constructed, or is constructing, a copper smelter, OT LLC must have constructed or be constructing such smelter in Mongolia;
•
if the development and operation of the Oyu Tolgoi Project has caused any unanticipated and irreversible ecological damage to natural resources in Mongolia, OT LLC must have paid compensation based on the value of any such permanently damaged natural resources in accordance with the applicable laws of Mongolia; and

•
OT LLC must have, within four years of having commenced commercial production at the Oyu Tolgoi Project, secured the total power requirements for the Oyu Tolgoi Project from sources within the territory of Mongolia.

Investment Protection
The Investment Agreement confirms OT LLC’s rights to market, sell and export mineral products from the Oyu Tolgoi Project at international market prices and to freely expend and repatriate its sale proceeds in Mongolian togrogs and foreign currencies. It also conveys legal protection on investments and procedural protection from expropriation.
Taxes, Royalties and Fees
Throughout the Initial Term and the Renewal Term, if any, all taxes payable by OT LLC will remain stabilized. The annual corporate income tax rate will be stabilized at 10% on all sums earned up to three billion togrogs (approximately US$2.1 million). All taxable income earned in excess of three billion togrogs will be taxed at the rate of 25%. In addition to corporate income tax, the following taxes have been stabilized: customs duties; value-added tax; excise tax (except on gasoline and diesel fuel purchases); royalties (at 5% of gross sales value); mineral exploration and mining license payments (at US$15 per hectare); and immovable property tax and/or real estate tax.

The existing Windfall Profits Tax will be eliminated with effect as of January 1, 2011. Taxation on dividends and other forms of income have also been stabilized.
Project Financing and Commercial Production
OT LLC has agreed to secure (or have made available to it), within two years of the Effective Date, sufficient financing facilities on terms reasonably acceptable to it, including in respect of guarantees, security or other support, to enable the full and complete construction of the Oyu Tolgoi Project as described in the feasibility study submitted to the Government of Mongolia.
OT LLC is required to achieve commencement of commercial production from the Oyu Tolgoi Project within five years of having secured (or having made available to it) the financing necessary to enable the full and complete construction of the Oyu Tolgoi Project. Commencement of commercial production will be evidenced by the achievement of 70% of planned concentrator throughput based on design capacity at that stage of construction for the Oyu Tolgoi Project, for a continuous period of 30 days.
Infrastructure
All roads, pipelines and other transportation infrastructure funded or constructed by OT LLC or its affiliates in connection with implementation of the Oyu Tolgoi Project are required to be constructed to a standard necessary to meet the specific requirements of the Oyu Tolgoi Project only. OT LLC may provide the public, the Government of Mongolia and third parties access to certain infrastructure and/or services, provided such access does not interfere with the operation of the Oyu Tolgoi Project. In addition, OT LLC may recover costs by way of payments or collection of tolls from those persons or entities using such infrastructure and/or services.
OT LLC is permitted to construct a road between the Oyu Tolgoi Project site and the Gashuun Sukhait border crossing with China. OT LLC may deduct the road construction expenses from its annual taxable income. The Government of Mongolia will be responsible for the maintenance of the road and the collection of road use fees from any third party users. OT LLC will be exempt from any such road user fees.
OT LLC has the right to access, and to use, self-discovered water resources for any purpose connected with the Oyu Tolgoi Project during the life of the Oyu Tolgoi Project, including construction, commission, operation and rehabilitation of the Oyu Tolgoi Project. OT LLC is required to pay fees for its water use but such fees must be no less favourable than those payable from time to time by other domestic and international users, must take into account the quantity and quality of the water removed and consumed, and will be treated as a deductible expense from OT LLC’s taxable income.
Smelter
OT LLC has agreed that, within three years of commencing commercial production from the Oyu Tolgoi Project, it will, if requested by the Government of Mongolia, prepare a research report on the economic viability of constructing and operating a copper smelter in Mongolia to process the mineral concentrate derived from the Oyu Tolgoi Project. If a smelter is to be constructed for the Oyu Tolgoi Project, OT LLC has agreed to build such smelter in Mongolia and to offer all gold bullion produced at such smelter to the Mongol Bank, subject to reasonable commercial terms and prevailing international prices.

Power Supply
During the construction period of the Oyu Tolgoi Project and until the fourth anniversary after the Oyu Tolgoi Project attains commercial production, OT LLC will have the right to import electric power from sources outside Mongolia, including China. Within four years of having commenced commercial production, OT LLC will be required to secure all of its power requirements for the Oyu Tolgoi Project from a domestic Mongolian source.
Local Communities
OT LLC has agreed that it will conduct, implement, and update, from time to time, socio-economic impact assessments, socio-economic risk analyses, multi-year community plans, community relations management systems, policies, procedures and guidelines, and mine closure plans, all of which shall be produced with community participation and input and be consistent with international best practices. OT LLC will also conduct community development and education programs.
OT LLC will prioritize the training, recruiting and employment of citizens from local communities for the Oyu Tolgoi Project, giving specific preference to the citizens of Umnugovi Aimag. Once the Oyu Tolgoi Project attains commercial production, 90% of the Oyu Tolgoi Project workforce must be Mongolian nationals. OT LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within 5 years, increasing to 70% after 10 years.
Other
The Investment Agreement also includes environmental protection provisions, by which OT LLC will implement an environmental protection plan and provide to the Government of Mongolia an independent report on progress every three years.
Any dispute that is not resolved through negotiation will be resolved by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law as in force at the time of the dispute.
Shareholders’ Agreement
Concurrent with the execution of the Investment Agreement, OT LLC and two indirect, wholly-owned subsidiaries of the Company through which the Company holds its interest in OT LLC (the “Company Shareholder Subsidiaries”), entered into the Shareholders’ Agreement with Erdenes. The Shareholders’ Agreement contemplates the basis upon which the Government of Mongolia will, through Erdenes, acquire an initial 34% equity interest in the Oyu Tolgoi Project through a shareholding in OT LLC and provides for the respective rights and obligations of the parties as shareholders of OT LLC.
Ownership of OT LLC
Under the terms of the Shareholders’ Agreement, within 14 days of the Effective Date OT LLC must issue to Erdenes a number of common shares of OT LLC that, upon issuance, represent 34% of the then issued and outstanding common shares of OT LLC. If OT LLC exercises its right under the Investment Agreement to obtain the Renewal Term, Erdenes shall have the option to acquire additional common shares of OT LLC to increase its shareholding in OT LLC to 50%. Erdenes’ shareholding of OT LLC may not be diluted by the issue of new share capital without its consent.

Management of Oyu Tolgoi Project
OT LLC’s board of directors is authorized to appoint a management team for the Oyu Tolgoi Project, which may include the Company, Rio Tinto or one or more affiliates of the Company or Rio Tinto. Under the HOA, the Company agreed to the appointment of Rio Tinto as manager (the “Rio Tinto Manager”) of the Oyu Tolgoi Project, subject to an acceptable management agreement being finalized with OT LLC. The Rio Tinto Manager will be responsible for the day to day operations of OT LLC and the Oyu Tolgoi Project and will report to OT LLC’s board of directors on a quarterly basis. A management services payment will be payable to the Rio Tinto Manager equal to 3% of the Oyu Tolgoi Project’s operating and capital costs incurred prior to the commencement of commercial production and 6% thereafter. This management services payment will be shared, as to 50%, by the Company and its affiliates and, as to 50%, by Rio Tinto and its affiliates. For more information on the management of the Oyu Tolgoi Project, see “Rio Tinto Transactions — HOA — Governance Arrangements”.
Election of Directors
Appointment of directors as between the Company Shareholder Subsidiaries and Erdenes is divided pro rata based on their respective shareholdings. The Company Shareholder Subsidiaries will have the right to nominate six (6) directors and Erdenes will be entitled to nominate three (3) directors. Under the HOA, the Company and Rio Tinto agreed that the six (6) directors nominated by the Company Shareholder Subsidiaries will be comprised of three (3) nominees from each of the Company and Rio Tinto. See “Rio Tinto Transactions — HOA — Governance Arrangements”.
Existing Shareholder Loans and Cash Calls
All funds advanced to OT LLC prior to the Effective Date by the Company, Rio Tinto or any of their respective affiliates in relation to the Oyu Tolgoi Project, including interest thereon (collectively, the “Existing Shareholder Loans”), are repayable prior to any dividend distributions to the shareholders of OT LLC, as discussed below.
The management team of OT LLC may request that the shareholders of OT LLC contribute funds (“Called Sums”) in proportion to their respective share ownership interests in OT LLC to meet the projected cash requirements of OT LLC under the Oyu Tolgoi Project programs and budgets approved by the board of directors. The Company Shareholder Subsidiaries have agreed to fund Erdenes’ portion of Called Sums (the “Government Debt”), with interest accruing as set out below, unless Erdenes is able to fund its portion of the Called Sum from external sources.
During the period commencing on the 21st day after the Effective Date and ending three years after the commencement of commercial production from the Oyu Tolgoi Project (the “Funding Period”), the Company Shareholder Subsidiaries will be responsible for all contributions of Called Sums, including those otherwise payable by Erdenes. The Company Shareholder Subsidiaries will determine what method or methods of finance will apply in respect to those contributions, including by way of a combination of debt, [redeemable preference shares] (“Preferred Equity”) and/or common shares, provided the debt to equity ratios fall within a 3:1 ratio, as required by applicable Mongolian law. The Company Shareholder Subsidiaries will, however, be required to consult with Erdenes prior to the effecting any financing plan.
After the Funding Period, Erdenes has the option of contributing to any required funding but is not obligated to do so. Regardless of whether or not Erdenes contributes funding, its shareholding in OT LLC cannot be diluted. If Erdenes elects not to fund its proportionate share, the Company Shareholder Subsidiaries have the right to meet the full funding requirement in a similar manner as to the initial funding and Erdenes’ proportionate share of the requested funding will be added to the Government Debt.

Each of the Government Debt and the Existing Shareholder Loans will attract interest at the rate of 9.9% adjusted, on a quarterly basis, by the percentage of the variation in the United States Consumer Price Index during each period (the “Escalation Terms”).
Payment of Dividends
All principal and interest outstanding on Government Debt, the Existing Shareholder Loans, outstanding coupon payments on [Preferred Equity] and the face value of the [Preferred Equity] must be paid in full prior to the payment of any dividends to the shareholders of OT LLC. Subject to the foregoing, if OT LLC has profits available for distribution in respect of any completed financial year, OT LLC’s board of directors will declare that at least 50% of those profits must be distributed by way of cash dividends within 3 months after the end of that financial year, subject to the retention of reasonable and proper reserves for OT LLC’s future cash requirements (including potential expansions, working capital, and the maintenance of funds for capital costs and other actual or contingent liabilities).
Transfer of Shares of OT LLC to Third Parties
No shareholder of OT LLC may dispose of any of their shares to a third party without first offering such shares to the other shareholders of OT LLC on equivalent commercial terms as those offered by the relevant third party.
T-Bill Purchase Agreement
Concurrent with the Investment Agreement, OT LLC also entered into the T-Bill Purchase Agreement with the Government of Mongolia pursuant to which OT LLC agreed to purchase from the Government, in instalments, three discounted Treasury Bills (the “T-Bills”) with an aggregate face value of $287.5 million for an aggregate purchase price of $250 million.
Originally, the T-Bills were to be purchased in three separate instalments, with each purchase triggered by the attainment of a defined milestone. The initial T-Bill, with a face value of $115 million, was purchased on October 20, 2009 for $100 million. Rather than purchase a second T-Bill, with a face value of $57.5 million, the Government of Mongolia proposed, and the Company agreed, that the purchase price otherwise payable for the second T-Bill ($50 million) could be made as a prepaid tax instalment (“Tax Prepayment”). In addition, the parties also tentatively agreed that the final T-Bill2 having a face value of $115 million and a purchase price of $100 million, may similarly be treated as a Tax Prepayment.
The annual rate of simple interest on the outstanding T-Bill and any Tax Prepayment is 3%. The first T-Bill will become immediately repayable to OT LLC on the 5-year anniversary of its issuance or payment, as applicable, subject to accelerated maturity on a material breach of the Investment Agreement by Erdenes or the Government of Mongolia or upon termination of the Investment Agreement.

[2]	The final T-Bill must be purchased within 14 days of OT LLC having fuly drawn downt the financing necessary to enable the full and complete construction of the Oyu Tolgoi Project or June 30, 2011.

Risk Factors
The Company is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a description of some of the risks and uncertainties to which the Company is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the section entitled “Forward-Looking Information” in this AIF.
Insofar as Rio Tinto is IVN’s largest shareholder, Rio Tinto has the ability to significantly influence the business and affairs of IVN
Through its existing shareholding in IVN and the rights it holds to acquire additional Common Shares, Rio Tinto has the ability to exercise voting power to significantly influence the policies, business and affairs of IVN and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of IVN’s assets. Through existing contractual arrangements, Rio Tinto has the benefit of a series of negative covenants that limit actions that IVN can take and transactions in which IVN can participate without Rio Tinto’s approval. Rio Tinto also has, among other rights, a right of first offer in respect of any equity financing that IVN proposes to undertake and a right of first refusal with respect to any proposed disposition by IVN of an interest in the Oyu Tolgoi Project. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions”. Rio Tinto’s voting equity position in IVN and its existing contractual rights may have the effect of delaying, deterring or preventing a transaction involving a change of control of IVN in favour of a third party that otherwise could result in a premium in the market price of the Common Shares in the future.
Rio Tinto is also able to significantly influence the management, development and operation of the Oyu Tolgoi Project through its representatives on the Technical Committee, established to manage the Oyu Tolgoi Project. Rio Tinto appointees represent a majority of the members of the Technical Committee and are entitled to control the ongoing decisions made by the Technical Committee.
Under the HOA, IVN is substantially dependent on Rio Tinto for its financing needs
Under the HOA, Rio Tinto has committed to exercise the Outstanding Warrants, provide the Interim Funding Facility, and aid in securing the OT Project Financing. To the extent that Rio Tinto does not provide or help in securing these forms of financing because of a breach of the HOA by IVN or for some other reason, IVN may be forced to seek alternative sources of funding, which may not be available on terms acceptable to IVN or at all, which would have a material adverse impact on IVN and its share price. See “Rio Tinto Transactions — HOA”.
In the event of a breach by IVN of any of the key terms of the OT Governance Agreement, Rio Tinto will be released from Common Share acquisition limitations in effect pursuant to the Standstill Cap
In the event of a breach by IVN of any of the key terms of the OT Governance Agreement, Rio Tinto will be released from Common Share acquisition limitations in effect pursuant to the Standstill Cap. In addition, upon any such breach Rio Tinto will be entitled to one-half of IVN’s 50% entitlement to the Management Services Payment (as defined in the OT Shareholders’ Agreement). If the Standstill Cap is terminated early, and in any event following the expiration of the Standstill Cap, Rio Tinto may acquire control of IVN with or without the consent of the Board of Directors and without making an offer to all other Shareholders, which may have a material adverse impact on IVN and its share price.

In the event of a breach by IVN of any of the key terms of the OT Governance Agreement or a number of other material contracts between IVN or its subsidiaries and Rio Tinto or its affiliates, Rio Tinto will be able to accelerate repayments under the Interim Funding Facility
A breach by IVN of any of the key terms of the OT Governance Agreement or a number of other material contracts between IVN or its subsidiaries and Rio Tinto or its affiliates constitutes an event of default under the Interim Funding Facility. Should such an event of default occur, Rio Tinto will be able to demand immediate repayment of any amounts drawn by IVN under the Interim Funding Facility, and any further disbursements under the Interim Funding Facility will be immediately and automatically suspended. Further, any event of default under the Interim Funding Facility may trigger cross-defaults and acceleration under the terms of any other instruments of indebtedness or credit facilities that IVN may have outstanding at that time. Under such circumstances, there can be no assurance that IVN’s assets would be sufficient to repay the amounts due in full. Even if repayment is made in full, the Company may be unable to find alternative sources of financing or may be forced to raise funds from alternative sources on less favourable terms, which may have a material adverse impact on IVN and its share price.
If the arbitration proceeding initiated by Rio Tinto is not resolved in IVN’s favour, Rio Tinto may acquire control of IVN after the expiration of the Standstill Cap and without making an offer to all other Shareholders
On July 9, 2010, Rio Tinto notified IVN that it was commencing an arbitration proceeding under the terms of the Private Placement Agreement, seeking a series of declarations to the effect that the operation of the Shareholder Rights Plan interferes with certain of Rio Tinto’s contractual rights under the Private Placement Agreement. IVN’s position is that nothing in the Private Placement Agreement prohibits IVN from implementing the Shareholder Rights Plan and that nothing in the Shareholder Rights Plan breaches any of Rio Tinto’s existing contractual rights under the Private Placement Agreement. The arbitration proceeding initiated by Rio Tinto is temporarily suspended during the tolling period pursuant to the HOA. If the arbitration proceeding is resumed at the expiry of the tolling period, it is uncertain when such proceeding will be completed or what its outcome will be.
If the arbitration proceeding initiated by Rio Tinto is not resolved in IVN’s favour, the Shareholder Rights Plan may be declared invalid. Rio Tinto’s Standstill Cap provided for in the HOA will expire on January 18, 2012, subject to earlier termination in accordance with the terms of the HOA. Without a valid Shareholder Rights Plan in place at that time, Rio Tinto may, upon expiry of the Standstill Cap, acquire control of IVN with or without the consent of the Board of Directors and without making an offer to all other Shareholders, which may have a material adverse impact on IVN and its share price.
The actual cost of developing the Oyu Tolgoi Project may differ materially from IVN’s estimates and involve unexpected problems or delays
The estimates incorporated by reference in this AIF regarding the development and operation of the Oyu Tolgoi Project are based on the revised capital cost estimate to first production of US$5.9 billion upon which the 2011 Budget is based. The 2011 Budget and the current estimate of the amount of capital expenditures that will be required to be incurred to complete the 100,000-tonne-per day first phase of the Oyu Tolgoi Project represent estimates only and are based on certain assumptions and analyses made by IVN’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates, however, and the assumptions upon which they are based, are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete the first phase of the Oyu Tolgoi Project may increase, which may have a material adverse impact on IVN and its share price.

There are also a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi Project. These uncertainties include:
•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	the availability and cost of skilled labour, power and transportation;
•	the annual usage costs to the local province for sand, aggregate and water;
•	the availability and cost of appropriate smelting and refining arrangements;
•	the need to obtain necessary environmental and other government permits, and the timing of those permits; and
•	the availability of funds to finance construction and development activities.
The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that future development activities will result in profitable mining operations.
IVN may be limited in its ability to enforce the Investment Agreement against a sovereign government
The Investment Agreement imposes numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of the Oyu Tolgoi Project. The Investment Agreement also includes an arbitration clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement, there may be limitations on IVN’s ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Investment Agreement, IVN could be deprived of substantial rights and benefits arising from its investment in the Oyu Tolgoi Project with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Such an outcome would have a material adverse impact on IVN and its share price.

The Investment Agreement includes a number of future covenants that may be outside of the control of IVN to complete
The Investment Agreement commits IVN to perform a number of obligations in respect of the development and operation of the Oyu Tolgoi Project. While performance of many of these obligations is within the effective control of IVN, the scope of certain obligations may be open to interpretation. The performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of IVN. For example:
•
IVN is obligated to obtain project financing for the development of the Oyu Tolgoi Project within two years following the Effective Date of the Investment Agreement and to commence commercial production within five years of securing such financing. There is a risk that OT LLC will be unable to obtain sufficient project financing within the stipulated time or that, in order to meet the project financing requirement in a timely manner, OT LLC will be required to accept financing terms that are less advantageous than those that might have been available had there been no deadline for obtaining such financing. There is also a risk that unanticipated construction delays or other unforeseen development problems may cause delays in commencement in commercial production or that unforeseen mining or processing difficulties are encountered that prevent OT LLC from attaining the required commercial production levels.

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IVN is obligated to utilize only Mongolian power sources within 4 years of commencing commercial production. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers.

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Mongolian nationals must represent at least 90% of the Oyu Tolgoi Project work force once commercial production is attained and 50% of the Project’s engineers must be Mongolian nationals within five years, increasing to 70% after 10 years. While IVN has a plan for achieving these targets, success in doing so is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within IVN’s control.

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IVN is obligated to use Mongolian services, transportation and freight facilities on a priority basis. Such services and facilities may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

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OT LLC has community development commitments and social responsibility obligations. There is a risk that OT LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow OT LLC to meet its commitments under the Investment Agreement.

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The extension of the term of the Investment Agreement from 30 years to 50 years is subject to a number of conditions, including IVN having demonstrated that the Oyu Tolgoi Project has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that IVN and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite IVN’s best efforts, such provisions are not necessarily within its control and non-fulfillment may result in default under the Investment Agreement. Such a default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on IVN and its share price.
The Oyu Tolgoi Project is operated as a corporate/government joint venture and is subject to joint venture risk
Although the Shareholders’ Agreement contemplates that IVN will maintain a controlling interest in the Oyu Tolgoi Project, the Government of Mongolia also holds a significant stake in what is effectively a corporate joint venture involving a government entity. In addition, a portion of the Oyu Tolgoi Project property is held subject to the Entrée Joint Venture. As such, the Oyu Tolgoi Project is, to a certain extent, a joint venture within a joint venture. Therefore, IVN will be subject, on multiple levels, to all of the risks to which participants in mining joint ventures are typically exposed. Such risks include the potential for disputes respecting development, operation and financing matters resulting from differing levels of sophistication in relevant business and technical matters, inequality of bargaining power and incompatible long-term strategic and economic objectives.

The Government of Mongolia T-Bill may remain illiquid beyond the stated maturity date
On October 20, 2009, as an adjunct to the Investment Agreement, OT LLC purchased the T-Bill from the Government of Mongolia, with a face-value of US$115 million, for US$100 million. The T-Bill will mature on October 20, 2014. Mongolia continues to maintain a relatively high level of debt and, as such, its debt securities carry a higher level of risk than similar securities issued by countries with lower debt and more developed economies. There is no assurance that IVN will be able to readily convert the T-Bill into cash upon the stated maturity date, and the inability to do so could have a material adverse impact on the Company’s cash position, which may have a material adverse impact on the Company and its share price.
There can be no assurance that IVN will be capable of raising the additional funding that it needs to complete its development and objectives
IVN expects to be able to meet short-term cash requirements for the development of the Oyu Tolgoi Project and IVN’s other projects from its existing financial resources, but these funds will not be sufficient to meet all anticipated development expenditure requirements. Upon exercise, the Outstanding Warrants and the Subscription Right, together with the Interim Funding Facility, will account for a portion of the development cost of the Oyu Tolgoi Project and will be insufficient to fund the entire development cost. IVN will require access to additional sources of capital to complete the development of the Oyu Tolgoi Project and to advance the development of its other mineral properties. The terms of the Investment Agreement oblige IVN to obtain, within two years of the Effective Date of the Investment Agreement, project financing sufficient to complete the development activities necessary to establish commercial production. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. IVN operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for IVN to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause IVN to postpone its development plans, forfeit rights in some or all of its properties or joint ventures or reduce or terminate some or all of its operations, which may have a material adverse impact on IVN and its share price.
Lack of more sophisticated electrical power and transportation infrastructure in proximity to IVN’s material properties could adversely affect mining feasibility.
The Oyu Tolgoi Project is located in an extremely remote area in the South Gobi Region of Mongolia, which currently lacks basic infrastructure, including sources of electrical power, housing, food and transport necessary to develop and operate a major mining project. While the Company has established the limited infrastructure, including diesel-generated power, necessary to conduct its current exploration and development activities, substantially greater sources of electrical power, physical plant and transportation infrastructure in the area will need to be established before IVN can conduct mining operations. In addition, satisfactory agreements for the purchase of electrical power will have to be entered into, and any necessary government approvals or licences obtained.
Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility. Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and cooperation from international, national and regional governments, none of which can be assured.

The Investment Agreement recognized that reliable supply of electrical power is critical to the Oyu Tolgoi Project, and that IVN has the right to initially obtain electrical power from inside or outside Mongolia, including China. The agreement also established that IVN has the right to build or subcontract construction of a coal-fired power plant at an appropriate site to supply the Oyu Tolgoi Project and that all of the project’s power requirements would be sourced from within Mongolia no later than four years after the start of mine production at the Oyu Tolgoi Project.
Consistent with the provisions of the Investment Agreement, negotiations have been under way since late 2010 to arrange the purchase of electrical power from the power authority in Inner Mongolia, China, and to design and obtain permits to build a transmission line in China to the China-Mongolia border. At the border, the Chinese line would connect to a planned transmission line in Mongolia that would deliver the electrical power to the Oyu Tolgoi Project site. Previous discussions in 2003 resulted in the signing of a non-binding Memorandum of Understanding under which China’s Inner Mongolia regional government agreed to provide electrical power for the Oyu Tolgoi Project at favorable industrial tariffs. Final approval for the Oyu Tolgoi Project to import electrical power from China would require a bilateral agreement between the Mongolian and Chinese governments. Government-to-government discussions are expected to begin in the second quarter of 2011.
Subject to completion of the necessary bilateral agreement, the permits and power-purchase tariffs are expected to be expedited to ensure that imported electrical power will be available at the Oyu Tolgoi Project by mid-2012. In the meantime, additional diesel-generation capacity has been approved to meet the project’s ongoing requirements during construction.
OT LLC will develop alternative power-generation arrangements if there is no timely agreement to import electrical power from China. As specified in the Investment Agreement, alternatives could include the building or sub-contracting of a coal-fired power plant at an appropriate site to supply the Oyu Tolgoi Project. Such an approach would require Mongolian Government permits, the negotiation of commercial agreements with the Mongolian Government and coal suppliers, and the arrangement of financing for the accelerated establishment of a power plant. Pursuing such alternatives may impact the Oyu Tolgoi Project construction schedule and could adversely affect the project’s ability to achieve full commercial production in 2013, as planned. In addition, construction of a power plant, although anticipated as part of the Oyu Tolgoi Project’s future development plans, is not included in the current capital cost estimates for 2011 and 2012 and therefore would necessitate additional financing, which is not contemplated as part of the Company’s current financing plan.
The Ovoot Tolgoi Coal Project is similarly located in a remote area of southern Mongolia and, although it is in commercial production, it faces the same challenges that come from operating in such a remote location.
The resource and reserve estimates for the IVN Group’s projects disclosed in this AIF are estimates only and are subject to change based on a variety of factors, some of which are beyond the IVN Group’s control. The IVN Group’s actual production, revenues and capital expenditures may differ materially from these estimates.
The estimates of reserves and resources disclosed in this AIF, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the IVN Group’s mining projects may render the mining of ore reserves uneconomical and materially adversely affect IVN’s operations. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially the IVN Group’s reserves and resources. Should such reductions occur, material write downs of IVN’s investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained metals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.
There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in this AIF are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on IVN and its share price.
Mining projects are sensitive to the volatility of metal prices
The long-term viability of the Oyu Tolgoi Project depends in large part on the world market prices of copper and gold. The market prices for these metals are volatile and are affected by numerous factors beyond IVN’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies.
The aggregate effect of these factors on metals prices is impossible to predict. Should prevailing metal prices remain depressed or below variable production costs of IVN’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of IVN’s mining, development and exploration activities. IVN would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of IVN’s reserves and resources. These factors could have an adverse impact on IVN’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on IVN and its share price.

The following table sets forth for the periods indicated (1) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound and (2) the high, low and average London afternoon fixing prices for gold.

	Copper			Gold
Year	High	Low	Average	High	Low	Average
2006	$3.99	$2.06	$3.05	$725	$524	$604
2007	$3.77	$2.37	$3.23	$841	$604	$695
2008	$4.08	$1.26	$3.15	$1,011	$713	$872
2009	$3.33	$1.38	$2.34	$1,213	$810	$972
2010	$4.42	$2.76	$3.42	$1,421	$1,058	$1,225
IVN’s ability to carry on business in Mongolia is subject to legal and political risk
Although IVN expects that the Investment Agreement will bring significant stability and clarity to the legal, political and operating environment in which IVN will develop and operate the Oyu Tolgoi Project, IVN is still subject to legal and political risks in Mongolia.
The Ovoot Tolgoi Project is not covered by the Investment Agreement. SouthGobi holds its interest in its Mongolian mineral exploration and development projects indirectly through mining licences and exploration licences, and the rights with respect to those activities may be subject to changes in legislation or government regulations or changes in political attitudes within Mongolia.
There can be no absolute assurance that IVN’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighboring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of IVN’s mining projects, including its ability to access power, transport and sell its product and access construction labour, supplies and materials.
There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of IVN’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement may take considerable time to enforce, this risk applies to the Oyu Tolgoi Project despite the provisions of the Investment Agreement respecting nationalization and expropriation. Similarly, other projects in Mongolia in which IVN holds a direct or indirect interest that are not covered by the Investment Agreement, such as the Ovoot Tolgoi Coal Project, may be affected in varying degrees by, among other things, government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs. Although legal title risks in respect of the Oyu Tolgoi Project are expected to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licences and title documents through which IVN holds its interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of IVN’s rights and obligations. Local institutions and bureaucracies responsible for administrating laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Accordingly, while IVN believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.
Recent and future amendments to Mongolian laws could adversely affect IVN’s mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the project and carry out mining
The Government of Mongolia has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment. IVN believes that the successful negotiation of the Investment Agreement in respect of the Oyu Tolgoi Project clearly demonstrates the level of commitment of the current government to continue to do so. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006. At present, IVN has no reason to believe that the Government of Mongolia intends to sponsor or that Parliament intends to enact amendments to the Minerals Law or other legislation that would be materially adverse to the interests of international investors in Mongolia’s mining sector, including those of IVN. Nevertheless, there can be no assurance that the present government or a future government will refrain from enacting legislation or adopting government policies that are adverse to IVN’s interests or that impair IVN’s ability to develop and operate the Oyu Tolgoi Project, Ovoot Tolgoi or other projects on the basis presently contemplated, which may have a material adverse impact on IVN and its share price.
Changes in, or more aggressive enforcement of, laws and regulations could adversely impact IVN’s business
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.
Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact IVN’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, IVN is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on IVN’s future cash flows, earnings, results of operations and financial condition, which may have a material adverse impact on IVN and its share price.

IVN is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect IVN
All phases of IVN’s operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to a requirement to meet environmental protection obligations. IVN must complete an Environmental Protection Plan for Government approval and complete a report prepared by an independent expert on environmental compliance every three years.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect IVN’s operations. Environmental hazards may exist on the properties in which the IVN Group holds interests which are presently unknown to IVN and which have been caused by previous or existing third party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of IVN’s operations. To the extent such approvals are required and not obtained, IVN may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material adverse impact on IVN and its share price.
Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on IVN and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on IVN and its share price.
Previous mining operations may have caused environmental damage at current and former IVN mining projects, and if IVN cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective
IVN has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at current and former mining projects, including at the Kyzyl Shear Project in Kazakhstan and the Cloncurry Project in Australia. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by IVN’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on IVN and its share price.

IVN’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements
IVN conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The subsidiaries’ ability to pay dividends or make other distributions to IVN is also subject to their having sufficient funds to do so. IVN notes that its cash and cash equivalents at December 31, 2010, included SouthGobi’s balance of US$492.0 million and Ivanhoe Australia’s balance of US$59.3 million, which amounts were not available for IVN’s general and administrative expenses. If the subsidiaries are unable to pay dividends or make other distributions, IVN’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, IVN may lose all or a portion of its investment in that subsidiary. IVN will be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on IVN and its share price.
There can be no assurance that the interest held by IVN in its exploration, development and mining properties is free from defects or that material contractual arrangements between IVN and entities owned or controlled by foreign governments will not be unilaterally altered or revoked
IVN has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of IVN. There can also be no assurance that IVN’s rights will not be challenged or impugned by third parties. IVN has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to IVN or at all, which may have a material adverse impact on IVN and its share price.
Competition for new mining properties by larger, more established companies may prevent IVN from acquiring interests in additional properties or mining operations
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, IVN may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that IVN will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.
IVN does not expect to pay dividends for the foreseeable future
IVN has not paid any dividends to date and it does not intend to declare dividends for the foreseeable future, as it anticipates that it will reinvest future earnings, if any, in the development and growth of the Oyu Tolgoi Project and its business generally. Therefore, investors will not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. IVN cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity should not purchase Common Shares.
There is no assurance that IVN will be capable of consistently producing positive cash flows
IVN has paid no dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. IVN has not, to date, produced positive cash flows from operations, and there can be no assurance of its ability to operate its projects profitably. While IVN may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that IVN will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs, which may have a material adverse impact on IVN and its share price.

There is no guarantee that any exploration activity will result in commercial production of mineral deposits
Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of IVN’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of IVN.
IVN cannot insure against all of the risks associated with mining
Exploration, development and production operations on mineral properties involve numerous risks and hazards, including:
•	rock bursts, slides, fires, earthquakes or other adverse environmental occurrences;
•	industrial accidents;
•	labour disputes;
•	political and social instability;
•	technical difficulties due to unusual or unexpected geological formations;
•	failures of pit walls, shafts, headframes, underground workings; and
•	flooding and periodic interruptions due to inclement or hazardous weather condition.
These risks can result in, among other things:
•	damage to, and destruction of, mineral properties or production facilities;
•	personal injury;
•	environmental damage;
•	delays in mining;
•	monetary losses; and
•	legal liability.
It is not always possible to obtain insurance against all such risks and IVN may decide not to insure against certain risks as a result of high premiums or other reasons. The incurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on IVN’s financial conditions, results of operations and cash flows and could lead to a decline in the value of the securities of IVN. IVN does not maintain insurance against political or environmental risks, which may have a material adverse impact on IVN and its share price.

IVN is exposed to risks of changing political stability and government regulation in the countries in which it operates
IVN holds mineral interests in countries, which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of IVN and may adversely affect its business. IVN’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. IVN’s operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.
In certain areas where IVN is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many of the countries in which IVN operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even IVN’s best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats, which may have a material adverse impact on IVN and its share price.
IVN’s prospects depend on its ability to attract and retain key personnel
Recruiting and retaining qualified personnel is critical to IVN’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. IVN believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as IVN’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although IVN believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success. In addition, IVN believes that the loss of Mr. Robert Friedland and other key personnel could materially adversely affect its operations.
Certain directors of IVN are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with IVN
Certain of the directors of IVN are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which IVN may participate, the directors of IVN may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. This includes the individuals nominated by Rio Tinto to serve on IVN’s board of directors. Subject to the provisions of the Heads of Agreement, Rio Tinto is entitled to nominate a number of directors to IVN’s board of directors proportionate to its level of ownership of IVN’s issued and outstanding Common Shares from time to time. Certain of these nominees are or may be directors or officers of, or have significant shareholdings in, Rio Tinto Group companies or other mineral resource companies and, to the extent that such companies may engage in business relationships with IVN, the directors of IVN appointed by Rio Tinto may have conflicts of interest in negotiating and concluding terms of such relationships. In all cases where directors and officers have an interest in another resource company, such other companies may also compete with IVN for the acquisition of mineral property rights.

In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of IVN and will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, IVN will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of IVN making the assignment. In accordance with IVN’s governing corporate statute, the YBCA, the directors of IVN are required to act honestly, in good faith and in the best interests of IVN. In determining whether or not IVN will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to IVN, the degree of risk to which IVN may be exposed and its financial position at that time.
Capital markets are volatile
Securities markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely affect the market price of IVN’s securities.
If IVN is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect IVN’s access to, and cost of, capital. If these credit markets were significantly disrupted, as they were in 2007 and 2008, such disruptions could make it more difficult for IVN to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to IVN or at all, which may have a material adverse impact on IVN and its share price.
IVN is subject to the U.S. Foreign Corrupt Practices Act
IVN is subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. IVN’s international activities create the risk of unauthorized payments or offers of payments by our employees, consultants or agents, even though they may not always be subject to our control. IVN discourages these practices by our employees and agents. However, IVN’s existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants and agents may engage in conduct for which we might be held responsible. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on IVN and its share price.

IVN may become a passive foreign investment company (“PFIC”), which could have adverse U.S. federal income tax consequences to United States Holders of Common Shares
Based on the value of its assets and the scope of its current and projected operations, IVN believes that it is not a PFIC for U.S. federal income tax purposes, and does not expect to become a PFIC in the future. However, the determination of IVN’s PFIC status for any year is very fact-specific, and is dependent on continued operations by SouthGobi (which is currently IVN’s sole source of active income), the value of IVN’s resources and reserves, legal and political risks, and other factors beyond IVN’s control. Accordingly, there can be no assurance in this regard, and it is possible that IVN may become a PFIC in the current taxable year or in future years. If IVN is classified as a PFIC, United States Holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on IVN and its share price.
We urge U.S. investors to consult their own tax advisers regarding the possible application of the PFIC rules, and the potentially adverse consequences to United States Holders of Common Shares.
IVN and SouthGobi hold substantial funds in cash and cash equivalents and there is a risk that financial market turmoil or other extraordinary events could prevent the companies from obtaining timely access to such funds or result in the loss of such funds
IVN and SouthGobi both currently hold substantial investments in cash and cash equivalents, including treasury bills, money market funds and bank deposits. Management has adopted a conservative investment philosophy with respect to such funds, as IVN may require that these funds be used on short notice to support the business objectives of IVN and SouthGobi. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents IVN and/or SouthGobi from accessing its cash and cash equivalent investments. Such an event could, in the case of delayed liquidity, have a negative impact on implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.
DESCRIPTION OF THE BUSINESS
Overview
The Oyu Tolgoi Project has been identified as a mineral project on a property that is material to IVN. The properties on which the Ovoot Tolgoi Coal Project in Mongolia, the Cloncurry Project and Osbourne Project in Australia and the Kyzyl Gold Project in Kazakhstan are located are not presently regarded as properties that are material to IVN although one or all of them may become material to IVN in the future.
Qualified Persons
Disclosure of a scientific or technical nature in this AIF in respect of the the Oyu Tolgoi Project was prepared by or under the overall supervision of IVN’s Resource Manager, Stephen Torr. Mr. Torr is an employee of IVN.

IDP10 was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), Aus. I.M.M. of AMEC Minproc, who was responsible for overall preparation of the report and, in particular, the open pit design and mineral reserve estimate of the report; Scott Jackson, B.Sc. (Hons), CFSG, M.Aus.I.M.M., of Quantitative Geoscience Pty Ltd., who was responsible for preparation of the mineral resources estimate of the report; John Vann, B.App.Sc., B.Sc. (Hons), M.Sc., F.Aus.I.M.M., M.A.I.G, M.S.E.G., of Quantitative Geoscience Pty Ltd., who was responsible for preparation of the mineral resources section of the report; Albert Chance, B.App.Sc, Association of Professional Engineers of the Province of British Columbia (no. 16370), an employee of Golder Associates Ltd, who was responsible for the subsection on Open Pit Mine Geotechnical in the report; George Stephan, MBA, Engineer of Mines, Qualified Professional Member Mining and Metallurgical Society of America, an employee of Stantec (formerly McIntosh Engineering) was responsible for the underground mineral reserves estimate of the report; Jarek Jakubec, C.Eng., an employee of SRK Consulting Inc., was responsible for preparation of the subsection on Underground Mine Geotechnical Sections; Dean David, B. AppSc (Metallurgy), M Aus.I.M.M., of AMEC Minproc, who was responsible for preparation of the processing section; and Bruce Brown, PE PhD, Association of Professional Engineers of the Province of British Columbia (no. 16262), employed by Rio Tinto Technology and Innovation as Principal Advisor — Water, Waste and Tailings, was responsible for preparation of the Tailings Storage Facility Sections.
Oyu Tolgoi Project
The information in this section is based on IDP10, in accordance with the requirements of NI 43-101.
Project Description and Location
The Oyu Tolgoi Project is approximately 550km south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) with a strike length that extends over 23 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu), and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).
The Oyu Tolgoi Project is operated through IVN’s 66% owned subsidiary, OT LLC. OT LLC, in turn, holds its rights to the Oyu Tolgoi Project through mining licence 6709A (the “OT Licence”), comprising approximately 8,496 hectares of property. The Mongolian Government granted the OT Licence to OT LLC in 2003 along with mining licences for three properties identified as mining licences 6708A, 6710A and 6711A. Mining license 6711A (Ulaan Uul) was relinquished in 2008 due to its distance from the OT Licence (20km) and lack of mineralisation. The OT Licence includes the right to explore, develop mining infrastructure and facilities and conduct mining operations on the Oyu Tolgoi Project. When originally granted, the OT Licence had a term of 60 years, with an option to extend the licence for an additional term of up to 40 years. In 2006, the Mongolian parliament passed new mining legislation that changed the term of mining licences to 30 years with two 20 year extensions. It is unclear if this law will be applied retroactively to current licences; although, under the Investment Agreement, OT LLC and the Government of Mongolia agreed that the Investment Agreement would have an initial term of 30 years and be renewable for an additional 20 years.
OT LLC holds an interest in approximately 20,000 hectares of MEL 15226A (the “Shivee Tolgoi Licence”) and approximately 20,000 hectares of MEL 15225A (the “Javkhlant Licence”) owned by Entrée. OT LLC holds its rights to the property through the Entrée Joint Venture, pursuant to which OT LLC has an 80% interest in minerals below 560m and a 70% interest in minerals above that point. Conditions to fulfill the Entrée Earn-in Agreement were reached in May 2008 when IVN spent more than $35 million on the properties. Joint venture expenditure commitments are in 80-20% proportion, with Entrée having the option of amortizing its commitment against future income. The Shivee Tolgoi and Javkhlant Licences were converted to MELs in October 20093. The Shivee Tolgoi Licence is adjacent to the north of the OT Licence, and Hugo North crosses the property boundary onto the Shivee Tolgoi Licence. The Javkhlant Licence is adjacent to the south of the OT Licence and hosts the Heruga deposit which crosses the property boundary onto the OT Licence.

[3]	Under the terms of the Investment Agreement, IVN agreed to transfer its interest in the Entrée Joint Venture to OT LLC.

OT LLC must pay a yearly per hectare fee to the Mongolian Government in order to maintain the OT Licence in good standing. The licence fees are $15 per hectare per year. The OT Licence property was surveyed by an independent consultant in 2002 and by a qualified Mongolian Land Surveyor in 2004 to establish the legal boundaries of the OT Licence concession.
Pursuant to the Minerals Law, the Mongolian Government assesses a royalty of 5% on the sale value of all minerals mined in the country. IVN holds a 2% net smelter returns royalty over the property covered by the OT Licence (which does not cover the Entrée Joint Venture lands) that was purchased from BHP Minerals International Exploration Inc. (“BHP Exploration”) in 2003.
OT LLC has and continues to study the permitting and approval requirements for the development of the Oyu Tolgoi Project and maintains a permit and licensing register. OT LLC personnel work with the Mongolian authorities and have developed descriptions of the permitting processes and procedures for the Oyu Tolgoi Project permitting in Mongolia. Some permits have already been obtained and others are in the process of being submitted. OT LLC has advised that it expects that all permits can be obtained in a suitable time frame for the project development. Under the terms of the Investment Agreement, a working group consisting of OT LLC and government representatives has been formed to assist in the permitting process.
Environment
Holders of a mining license in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law. These obligations include preparation of a detailed environmental impact assessment (“DEIA”) for mining proposals, submitting an annual environmental protection plan, posting an annual bond against completion of the protection plan and submitting an annual environmental report.
OT LLC has posted environmental bonds to the Mongolian Ministry for Nature and Environment and Tourism (“MNET”) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the development work undertaken at the site. OT LLC pays to the Khanbogd Soum annual fees for water, sand / gravel and land usage.
OT LLC has, through qualified independent consultants, prepared a DEIA for the Oyu Tolgoi Project consisting of three main volumes (as per instructions from the MNET), comprised of the following:
•	Volume I: Oyu Tolgoi to Gashuun Sukhait Road (the “OT-GS Road”);
•	Volume II: Gunii Hooloi Borefield; and
•	Volume III: Mining and Processing Facilities.

Additional separate volumes have been prepared for select facilities, including the Raw Water Supply Pipeline, Temporary Airport, Permanent Airport, Chemicals and the Umdai River Diversion. Internally, an additional volume has been produced for the Coal Fired Power Plant. Summaries of the status of each of the main DEIA volumes, together with other in progress DEIAs, are given below:
Volume (I): OT-GS Road
The first main DEIA document, for the transport corridor running south of the Oyu Tolgoi Project to the Chinese border, was submitted in April 2004 and approved in May 2004. An amendment to the approved DEIA was submitted in December 2006 to allow for an alternative road alignment to the Chinese border and approved in March 2007. A further amendment DEIA for the OT-GS Road was submitted to the MNET in February 2011 to reflect the changed entrance location to the Oyu Tolgoi Project and reflect new government requirements for paved roads and is pending approval with the MNET.
Volume (II): Gunii Hooloi Borefield
The second main DEIA document, for the Gunii Hooloi Borefield, was submitted and approved in 2005. This DEIA was amended in January 2011 to reflect updated site water demand estimate and updated hydrogeological understanding and reserve approvals in the Gunii Hooloi Borefield and is currently pending approval with the MNET.
As a supplementary DEIA to the Gunii Hooloi Borefield volume, the Raw Water Supply pipeline DEIA was approved in March, 2010 and remains valid.
Volume (III): Mining and Processing
The third main DEIA document incorporates the results of IDP05, and was first submitted in January 2006. Following review by the Mongolian Government, the submission was amended in May 2006. An expert committee review of the Mine and Processing DEIA was completed in September 2006, and further information was submitted in November 2006 to address issues raised. The third volume of the DEIA was approved by the MNET in December 2007. An addendum to the Mining and Processing DEIA is in the process of being finalized and incorporates ongoing updates that have occurred to the site facilities.
The Umdai River diversion was originally included as part of the approved Mine and Processing DEIA approved in December 2007 and, at the request of the MNET, is now being presented in a separate DEIA report. Compilation of this DEIA is currently underway.
Volume (IV): Coal Fired Power Plant
Power Plant Screening and DEIA reports have been prepared for a 3x150 megawatt coal fired steam power plant located on the OT License. Submission to the MNET is pending confirmation on the exact location.
Volume (V): Airports
The Temporary Airport DEIA was approved in September 2007 and remains valid. Compilation of the Permanent Airport DEIA report is currently underway.

Volume (VI): Others
A number of supplementary DEIA assessments have been performed which cover current development work associated with underground Shafts 1 & 2, waste water treatment, diesel power supply, emulsion plant, chemicals import and usage, and the quarry and batch plant have been submitted to the authorities and are approved by the MNET, with the exception of the Chemicals DEIA which is in the process of being updated to reflect new chemicals that have been identified for use during operations.
OT LLC has contracted the Institute of Archaeology at the Mongolian Academy of Science to complete archaeological studies of the Oyu Tolgoi Project. The studies have resulted in the excavation and removal of sites of historical and cultural significance within the Oyu Tolgoi Project area in accordance with the relevant Mongolian laws and customs.
Accessibility, Climate, Local Resources and Physiography
The Oyu Tolgoi Project is located in the South Gobi region of Mongolia, approximately 550km south of the capital city, Ulaanbaatar. The most prominent nearby community is Dalanzadgad, with a population of approximately 15,000, which is located approximately 220km northwest of the Oyu Tolgoi Project. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport and a 6 megawatt capacity coal-fired power station. The closest community to the Oyu Tolgoi Project is Khanbogd, the centre of the Khanbogd Soum. Khanbogd has a population of approximately 2,500 and is located 35km to the east of the project.
Road access to the Oyu Tolgoi Project follows a well-defined track directly south from Ulaanbaatar requiring approximately 12 hours travel time in a four-wheel drive vehicle. OT LLC has also developed a 2,000m dirt airstrip within the Oyu Tolgoi property that allows the property to be serviced by a 50 passenger, turbo prop aircraft. Mongolian rail service and a large electric power line lie 350km east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80 km south of the Oyu Tolgoi Project. The Chinese Government has upgraded a highway to the Mongolian border, which now provides a direct link between the border south of the Oyu Tolgoi Project to the trans-China railway system.
The South Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 80 millimetres, 90% of which falls in the form of rain with the remainder as snow. Temperatures range from an extreme maximum of about 36° Celsius to an extreme minimum of about -31° Celsius. The area occasionally receives very high winds accompanied by sand storms that often severely reduce visibility for several hours at a time. OT LLC conducts exploration activities year-round and believes that mining operations can also be run on a year-round basis.
The property ranges in elevation from 1,140m to 1,215m above sea level. The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. The topography largely consists of gravel-covered plains, with low hills along the northern and western borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property. The topography is amenable to the construction of the necessary infrastructure for mining operations, including tailings storage sites, heap leach pads, waste disposal, and processing plant sites. Seismicity studies related to the property have been conducted and OT LLC has determined that the seismicity of the project area is generally low.
The Mongolian Minerals Law and Mongolian Land Law govern OT LLC’s surface rights on the Oyu Tolgoi Project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. These laws permit licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities.
Power sources are currently sufficient for exploration activities. The nearest power line is 350km away, so OT LLC operates a number of diesel generators for camp electrical needs. A small power station consisting of six one megawatt diesel generators has been installed to provide power for sinking a shaft on the property. Additional power sources will need to be developed for mine development and mining operations.

Water is widely available from shallow wells, and is sufficient for exploration purposes. Groundwater supply investigations by independent consultants for the Oyu Tolgoi Project have been ongoing since April 2002. OT LLC has identified three deep sedimentary groundwater systems within 100km of the Oyu Tolgoi Project. Investigative drilling of two of these systems and computer modeling of the systems has now been completed and indicates that these groundwater systems will be able to meet the water demand for a production rate of up to 40 million tpy.
The results of a 2007 drill program indicates that the aquifer is capable of supplying an estimated maximum output of 1,325 litres per second (“L/s”) for 40 years assuming the water drawdown is restricted to the base of the confining layer which is the top of the main aquifer. All of the data related to the assessment of the aquifer potential, as well as a report covering an assessment of the supply potential, was supplied to the Water Agency in January 2008. In mid November of 2008, the Water Agency stated that they would accept a calculation of the groundwater reserve of 870 L/s for the Gunii Hooloi borefield. This rate is almost the same as that used during the design of the wellfield and associated pipeline. Currently, application is being made for a Water Use Contract for the 870 L/s usage rate.
History
Old diggings and small amounts of slag found in the area indicate that the area comprising the Oyu Tolgoi Project was subject to small scale mining activity in ancient times. However, modern mineral exploration did not begin in earnest in the area until 1996, when the Magma Copper Company Ltd. began a reconnaissance program which examined more than 60 copper occurrences in various parts of Mongolia. In 1996, after BHP Exploration acquired Magma Copper Company Ltd., BHP Exploration continued the reconnaissance program in western and southern Mongolia.
BHP Exploration first visited the area of what is now the Oyu Tolgoi Project in September 1996 as part of its regional reconnaissance program of the south Gobi region. In 1999, following a review of past results, additional drilling and continued exploration on the property was planned but never carried out. BHP Exploration then offered the properties for joint venture.
OT LLC originally acquired its interest in the property from BHP Exploration in May 2000 pursuant to an earn-in agreement. Shortly thereafter, OT LLC carried out a RC drill program to delineate a chalcocite blanket intersected by one of BHP Exploration’s diamond drill holes. This program consisted of 109 RC holes totalling 8,828 m. In 2001, OT LLC continued the RC drilling program to expand the chalcocite blanket and locate additional supergene resources. OT LLC also completed three diamond drill holes to test deep hypogene copper and gold potential. One of these holes, OTD 150, intersected 508 m of chalcopyrite-rich mineralization grading 0.81% copper and 1.17 g/t gold, while another hole, OTD 159, intersected a 49 m thick chalcocite blanket grading 1.17% copper and 0.21 g/t gold and 252m of hypogene covellite mineralization grading 0.61% copper and 0.11 g/t gold.
The diamond drill holes were sufficiently encouraging for OT LLC to conduct a major follow-up drill program that resulted in the discovery of the Southwest Oyu deposit. In late 2002, drilling in the far northern section of the property intersected 638m of bornite-chalcopyrite rich mineralization grading 1.61% copper and 0.07 g/t gold starting at a depth of 222m. This marked the discovery of the Hugo Dummett Deposits.

OT LLC completed the earn-in requirements under the Earn-in Agreement with BHP Exploration by the first quarter of 2002. After certain back-in rights held by BHP Exploration expired, BHP Exploration transferred title to the relevant mineral exploration licences to OT LLC in the summer of 2002. Pursuant to the Earn-in Agreement, BHP Exploration retained a 2% net smelter returns royalty on production from the Oyu Tolgoi Project. IVN acquired this royalty from BHP Exploration in November 2003 in consideration for the payment to BHP Exploration of $37,000,000.
In February 2004, a scoping study was prepared for development of the Oyu Tolgoi Project. The report considered mine development options ranging from a 20-year mine life to a 40-year mine life, with all deposits except Hugo North being mined by open pit and Hugo North being mined by block caving.
In 2005, IDP05 was completed. IDP05, a preliminary assessment report, was summarized in a technical report dated October 1, 2005, which was filed with applicable Canadian securities regulatory authorities and is available for review at www.sedar.com. This technical report assessed development alternatives open to IVN and charted an implementation path for developing the Oyu Tolgoi Project. In January 2006, IVN reported an open pit Mineral Reserve on the Southern Oyu deposits.
In March 2007, the Hugo North resource estimates were updated and a new technical report for the Oyu Tolgoi Project was completed and filed. In March 2008, resources for the Heruga deposit were first estimated and a new technical report was completed and filed for the Oyu Tolgoi Project. The Heruga resource estimates were again updated in March 2009, when it was concluded that the resources extended back on to the OT License. In June 2010, IDP10 was issued containing updated resources for the Oyu Tolgoi Project and reserves on both the Southern Oyu open pit deposits and the Hugo North underground deposit. IDP10 is available for review at www.sedar.com.
Geology and Mineralization
The Oyu Tolgoi Project lies near the boundary of the South Mongolian and the South Gobi tectonic units, in the Kazakh Mongol Belt. The Oyu Tolgoi Project area falls within the Gurvansayhan Terrane, which consists of highly deformed accretionary complexes and oceanic island arc assemblages. The area is dominated by a broad corridor of major strike-slip faults, contractional fault and fold belts and fault-controlled Mesozoic sedimentary basins.
The Oyu Tolgoi Project area lies within an east to west trending belt of volcanic and sedimentary rocks of continental margin and island arc affinities. The two major stratigraphic sequences recognised in the project area are a sequence of tuffs, basaltic rocks and sedimentary strata of probable island arc affinity, assigned to the Upper Devonian Alagbayan Formation and an overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, waterlain tuffs and basaltic to andesitic flows and volcaniclastic rocks, assigned to the Carboniferous Sainshandhudag Formation. There is also a thin covering of stratified clays and clay-rich gravels of Cretaceous age overlying the two main sequences, infilling paleochannels and small fault-controlled basins.
The Devonian Alagbayan Formation sequence includes four major lithological divisions. The lowest division consists of laminated siltstone and sandstone overlain by an approximately 800m thick augite basalt unit. Overlying is a sequence of volcaniclastic conglomerate/breccias and lapilli tuffs of dacitic composition up to 200m thick. These rocks are commonly strongly altered and host much of the contained mineralisation found on the property; the top of the alteration commonly extends up into the conglomerate/lapilli tuff unit. The third division is a carbonaceous siltstone and sandstone unit up to 200m thick.

A major low angle thrust is hosted within the top of the carbonaceous siltstone unit, termed the contact fault. This separates the lower three divisions with the fourth upper division of the Alagbayan formation — a sequence of basaltic flows and volcaniclastic rocks interstratified with thinly bedded siltstone and massive sandstone averaging up to 600m thick. This unit is commonly overturned and has been transported by thrusting from another location.
The Early Carboniferous Sainshandhudag Formation unconformably overlies the Alagbayan Formation sequence, and consists of a lower tuffaceous sequence, a middle clastic package and an uppermost volcanic sequence. The lowest sequence consists mainly of andesitic lapilli tuff and measures up to 200m in thickness. The intermediate sequence typically shows a progression from a lower conglomerate-sandstone-siltstone dominant unit to an overlying siltstone-waterlain tuff unit; total thickness is up to 200m. The uppermost sequence consists of a thick layer of andesitic to basaltic flows and volcaniclastic rocks comprising several subunits; thickness is up to 800m.
Intrusive rocks are common, and range in age from Devonian to Mesozoic. A broad range of dykes and sills intrude the host rocks, of particular significance are Devonian aged quartz monzodiorite (“QMD”) intrusions that are genetically linked to the porphyry style mineralisation, mineralised QMD intrusions are irregular dykelike bodies, much larger weakly to unmineralised QMD underlies much of the mineralisation and crops out to the west. Biotite granodiorite dykes and sills intrude the axis of the mineralised trend, In the Hugo Dummett deposit area they feed upward into a keel shaped intrusive interpreted to be the bottom of a dacite dome.
There is a complex network of faults, folds and shear zones that cross-cut the project area. A major Devonian aged low angle thrust fault, the contact fault, is hosted within the carbonaceous siltstone unit of the Alagbayan formation and is of district scale. Other significant faults include the Mesozoic aged West Bat fault and the East Bat fault, which respectively bound the west and east side of the zone of mineralization constituting the Hugo Dummett Deposits. The Solongo fault is also major, and cuts off the southern end of the outcropping South West Oyu and south Oyu Deposits. To the south of this fault mineralisation is deeply buried, with the Heruga deposit some 4km to the south under about 800m of Devonian rocks.
Heruga Deposit
The Heruga Deposit is at present the southernmost deposit discovered on the OT Trend. It is preserved below the Contact Fault, a major low angle thrust of district scale significance. 600 to 1000m of Devonian Alagbayan Formation overlie the Contact Fault. Below the contact fault, the porphyry system is intact, with the top of the porphyry related alteration zone commencing 100-200m below the fault, usually within conglomerates and tuffs of the lower Alegbayan Formation. Almost all of the deposit is hosted in the underlying augite basalt with some lesser QMD intrusions. The upper part of the deposit comprises a pyritic copper-molybdenum rich zone approximately 200-300m thick overlying and partly overlapping with a copper and gold rich zone, this lower zone is similar to that at Southwest Oyu. The alteration at Heruga is typical of gold rich porphyry style deposits, with the upper copper-molybdenum rich zone equated to the molybdenum rich external annuli that commonly partly overlap the copper gold cores to gold rich porphyry deposits. In the gold zone biotite and magnetite are the main alteration minerals, chalcopyrite and minor bornite accompany the gold, and pyrite contents are low in the gold zone.
Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu Deposits and Hugo Dummett deposits. Some quartz veins show a weak preferred orientation, but in general most occur as stockworks with no visible preferred orientation.

High grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.
Southern Oyu Deposits
The Southern Oyu Deposits consist of a series of deposits known as Southwest Oyu, South Oyu, Central Oyu and Wedge. These deposits form contiguous zones of mineralization representing multiple mineralizing centres, each with distinct styles of mineralization, alteration and host lithology. The boundaries of the individual deposits coincide with major fault zones.
The geology and mineralization of the Southwest Oyu deposit is characterized by a gold-rich porphyry system, with a high-grade core about 250m in diameter and extending over 700 m vertically (the Southwest Gold Zone). Over 80% of the deposit is hosted by porphyritic augite basalt of the Alagbayan Formation, with the remainder hosted by QMD intrusions. The high-grade core is enclosed by a large, low-grade ore shell approximately 600m by 2,000 m in area.
Mineralization at Southwest Oyu consists mainly of finely disseminated pyrite-chalcopyrite with minor bornite and massive chalcopyrite veins cross-cutting and impregnating earlier deformed quartz vein stock works and the basalt and QMD host rocks. The mineralization is related to a late stage sericite and sericite-biotite-albite overprint, which affects the QMD intrusions and basaltic wall rocks. The high grade core is centred on a 10m to 30 m wide, vein-rich QMD dyke and extends for over 100m into the adjacent porphyritic augite basalt. Gold to copper ratios (g/t Au to % Cu) vary between 0.5 to one and one to one in the outer margin of the deposits, increasing to approximately two to one into the high grade gold core, with the highest ratios consisting of up to three to one in the deeper parts of the deposit. Outside the Southwest Gold Zone, the augite basalts contain anomalous gold contents, with the gold to copper ratios increasing southward.
South Oyu is a copper porphyry deposit developed mainly in the Alagbayan Formation strata consisting of basalt and dacite tuff units. The deposit is cut by numerous barren dykes, including one major rhyolite dyke that that is up to tens of metres wide and cuts east to west through the middle of the deposit. Unlike Southwest Oyu, the South Oyu system is not gold rich. Copper mineralization at South Oyu is associated with stockworks of thin quartz and sulphide veins, and consists of finely disseminated pyrite-chalcopyrite and bornite.
The Central Oyu deposit is hosted in a quartz monzodiorite dyke swarm that contains a series of isolated irregular bodies of altered basalt and dacite tuff up to 200m thick extending several hundred metres down dip to the limit of drilling. Mineralisation consists of high-sulphidation style copper mineralization with pyrite, covellite, chalcocite, and minor enargite in intensely sericite altered rock; this is telescoped down into a deeper and peripheral body of chalcopyrite and gold porphyry mineralization and is overlain by a shallow chalcocite enrichment blanket developed 20 to 80m below a surficial leached cap. The centre of the system is strongly quartz veined.
The Wedge deposit is wedged between South Oyu and Southwest Oyu, it is a downfaulted block of the top of the alteration system, which, like other deposits at Oyu Tolgoi is developed in the top of the augite basalt unit of the Alagbayan Formation and the overlying dacitic tuff. Mineralisation is largely high sulfidation style with chalcopyrite, chalcocite and enargite but grades down into chalcopyrite in basalt and QMD rocks. There is little gold mineralisation.

Hugo Dummett Deposits
The Hugo Dummett Deposits consist of Hugo South, Hugo North and the Hugo North Extension. These deposits represent a continuous zone of mineralization that is elongated in a north-north-easterly direction over a strike length of at least three km. While mineralization of the Hugo Dummett Deposits is virtually continuous, OT LLC has divided the mineralized zone into two deposits (Hugo South and a combined Hugo North and Hugo North Extension) for the purposes of resource estimation, development and mine planning. Hugo South and Hugo North are separated by a 110° striking sub-vertical fault that displaces Hugo North vertically down a modest distance from Hugo South. The Hugo North Extension represents the extension of the Hugo North deposit into the Shivee Tolgoi Licence.
The Hugo Dummett Deposits occur in a northerly striking, moderately to steeply east dipping monocline that is bounded and intruded by several faults, including a near vertical fault that controls the western edge of the deposit known as the West Bat Fault and a near vertical fault that controls the eastern edge of the deposit known as the East Bat Fault. The host rocks to the deposit are basalt and overlying dacite tuffs and breccias of the Alagbayan Formation intruded by QMD’s which are the source and host most of the mineralisation. Overlying the dacite tuffs are sedimentary and volcanic rocks of the upper Alagbayan Formation and Sainshandhudag Formation with a total intersected thickness of up to 600 m thick in places. The width of the mineralized zone on the Hugo Dummett Deposits varies along strike from 200 m to in excess of 500 m. Mineralization dips generally to the east from as low as 40° to up to 80°, but is generally above 60° and increases to sub-vertical at the northern end of Hugo North.
Hugo South has a higher copper to gold ratio than Hugo North, averaging 10 to one copper to gold in most of the deposit. It is closer to the surface than Hugo North, with the lowest portion of the deposit approximately 700 m below surface compared to 1,500 m below the surface for Hugo North. Mineralization is centred on a high-grade zone typically grading in excess of 2% copper, this usually corresponds with intensely quartz stockwork veined narrow QMD intrusions extending out into the enclosing basalt and dacite tuff. The sulphide mineralization consists of chalcopyrite, bornite, chalcocite and pyrite. The sulphides are zoned, with bornite, chalcocite and tennantite comprising the highest grades, often in excess of 2.5% copper, then grading outwards to chalcopyrite at between 1% to 2% copper and then pyrite-chalcopyrite and other minerals grading at less than 1% copper. The gold-rich QMD does not occur in Hugo South, with the result that the gold grades are typically less than 0.1 g/t. Weakly mineralized QMD forms the base of the deposit.
Hugo North contains the same high-grade copper zone as Hugo South, consisting of a zone of intense stockwork to sheeted quartz veins centred on QMD intrusions and extending into the adjacent Alagbayan Formation basalt. Unlike Hugo South, the Hugo North quartz veining also hosts significant gold mineralization. The copper mineralization in the high-grade zone is also greater, at up to 3% to 5% copper, moderate to high-grade copper and gold values are also in nearby QMD intrusions below and to the west of the intense vein zone. In other respects, Hugo North and Hugo South have similar mineralogy and zonation patterns. Bornite is dominant in the highest grade part of the deposit, at 3% to 5% copper and is zoned outward to chalcopyrite at approximately 2% copper, grading upward to less than 1% copper in pyrite-chalcopyrite in the altered dacitic tuff sequence at the top of the deposit.
All of the deposits display alteration zones, including K-silicate, advanced argillic, muscovite/sericite and intermediate argillic styles. The copper in the deposits also correlates with elevated abundances of silver, selenium and tellurium. Small amounts of zinc, arsenic, lead and mercury also occur with or near the high-grade zone.

On the Hugo North Extension, mineralization is similar to that characterizing the northern part of the Hugo North deposit. High copper grades are associated with equally elevated gold values, with copper and gold ratios typically around two to four to one. The extension is more structurally complex, manifested in a more variable strike and steeper dip to the mineralized zone with a higher prevalence of faults, and structurally-induced discontinuities in the high-grade zone. These features are the result of post-mineral deformation. Both the mineralized zone and lithologic contacts in the enclosing and overlying rocks display an abrupt right-hand stepover of around 200 m, starting at the border of the deposit with the main Hugo North deposit. Drilling in this zone during 2006 confirmed that this stepover is a flexure/fold with a short, east-west striking limb, rather than a fault offset. North of the flexure, grade continuity is more difficult to predict, and the western margin of the deposit consists of a zone of complex faulting. These faults typically result in a sliver of weakly- to moderately- mineralized QMD lying between the sub vertical high-grade deposit core, and non-mineralized Devonian and Carboniferous rocks to the west of the fault system.
Exploration
OT LLC’s exploration at Oyu Tolgoi has consisted mainly of remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouger gravity and gradient array IP, as well as extensive drilling and geological mapping. These activities have enabled OT LLC to construct detailed geophysical and geological maps of the entire property, as well as the nearby mining licences owned by OT LLC. Outcropping prospects, including Southwest, South and Central Oyu, have been mapped at 1:1,000 scale and the Heruga area has been mapped at 1:1000 scale. The entire remaining exploration block has been mapped at 1:10,000 scale. In 2004, extensive surface trenching by excavators and shallow overburden RC drilling was conducted to provide bedrock geology over the extensive areas devoid of outcrop. As a result the geology is well defined over the entire 10km by 8 km concession block.
Gradient array IP has been conducted on north to south, and subsequently east to west lines at 200m line spacing, with electrode spacing up to 11 km. A further IP survey covered the deposit areas with a more detailed program using multiple electrode spacing, repeated in 2009 using proprietry Induced Polarization technology, with the high powered Zeus IP transmitter. OT LLC conducted magnetometer surveys on the property, with the northern half using east to west oriented lines on 50m intervals with 25m spaced readings and Southern Oyu deposits using a north to south orientation for 5m intervals on 25m spaced lines and the area south to Heruga using east-west 25m spaced lines.
A gravity survey was conducted, controlled by GPS, with readings on deposit areas taken on 50m centres and on the extremities at 100m centres. The Bouger map was reduced to residual gravity for contouring. An airborne Falcon gravity survey was flown over Oyu Tolgoi by BHP in late 2005, with 400m spaced east-west flight lines and 80m elevation. Telluric electromagnetic surveying was conducted over the eastern half of the concession to identify smaller drainage basins that could have channelled copper-rich waters during the Cretaceous Period.
In late 2004, OT LLC began to extend its exploration program to the outlying Oyu Tolgoi Project concessions, including the mining licences 6708A, 6710A and 6711A and exploration licence 3677X that adjoins and extends the southern limits of the mining concessions. A number of chargeability anomalies with similarities to the Oyu Tolgoi Project anomaly were discovered on the other concessions and OT LLC has conducted diamond drilling with negative results to date. Mining licence 6710A has since been relinquished and exploration licence 3677X expired in 2010.

OT LLC initiated exploration work on the Shivee Tolgoi Licence in November 2004 following the signing of the Entrée Earn-in Agreement. Prior to that time, Entrée had undertaken geochemical remote sensing, geophysics testing, such as ground magnetics, Bouger gravity and pole-dipole geophysical surveying, and geological mapping. Starting at the northern boundary of the OT Licence, an IP survey was run on 100m spaced lines oriented east-west to trace the northern projection of the Hugo North Deposit. This initial IP survey used gradient array with 11,000 m AB electrode spacing, covered an area extending 5.6 km north of the boundary and 10 km in width. Subsequent IP surveys covering smaller areas within the larger area were carried out with gradient arrays. The IP surveys resulted in the delineation of a significant chargeability feature being traced for approximately 4km north along strike of the Hugo North deposit. Additional IP chargeability targets were also revealed 2.5 km to three km west of the Hugo North trend and are referred to as the Eagle anomalies.
In 2005 and 2006, OT LLC conducted IP surveying on 100m spaced, east-west lines across the Javkhlant Licence. This resulted in the discovery of three significant chargeability IP anomalies subsequently named the Sparrow South (Heruga deposit), Castle Rock and SW Magnetic anomalies.
In 2007, 2008 and 2009 further detailed IP surveying was conducted over Heruga and the area between Heruga and Southwest Oyu where previous IP surveys detected a weak anomaly. Detailed ground magnetometer surveys were also conducted over Heruga, extensions to the south of Heruga, the area between Heruga and SW Oyu and over the Hugo North Extension area and northwards. This resulted in a far better understanding of the surface geology of the OT Trend south of Southwest Oyu and a better understanding of IP anomalies. A program of detailed 1:1000 scale geological mapping is continuing over this area. OTD1487 was drilled in 2008 to target an IP anomaly half way between Heruga and Southwest Oyu. It intersected 350m of high grade gold-copper mineralisation below about 1978m. Drilling is ongoing in this area.
During 2009 and 2010 OT LLC completed a deep IP survey using proprietry Induced Polarization technology, over the full strike length of the mineralized trend on the OT LLC and Entrée Joint Venture properties. This resulted in improved resolution of deep drill targets that are currently the focus of much of the OT-LLC exploration program.
Drilling
Diamond drill holes are the most significant source of geological and grade data for the Oyu Tolgoi Project. From the start of OT LLC’s diamond core drill program in 2001 to March 8 2011, OT LLC has drilled approximately 917,000m, in approximately 1,767 drill holes of which 1,374 were diamond drill holes for a total of 854,000m. OT LLC currently has three drill rigs involved in exploration on the property.
OT LLC has relied on wireline methods for all drilling, utilizing HQ and NQ size core and some PQ size core for metallurgical testing. At Hugo North, virtually all holes are initiated in PQ size core to a depth of at least 450 m to 550 m. The rest of the drill hole is then continued using HQ or NQ sized core. On two occasions PQ coring was extended to depth of 1,450 m, allowing OT LLC to collect large diameter core from the deep Hugo North deposit. Upon completion of all holes, the collar and anchor rods on drill holes are removed, and a PVC pipe is inserted in the hole. Each hole collar is marked by a cement block inscribed with the hole number. The holes are not grouted or back filled with cement so as to allow re-entry of individual holes for surveying checks or to permit OT LLC to drill new daughter holes. In future, some holes may have to be grouted or cemented to keep near surface water from entering the underground mine workings.
Drill hole collars are located respective to a property grid by either global positioning system or theodolite and electronic distance measuring instruments. Holes are drilled at an inclination of between 45° and 90°, with the majority between 60° and 70°. The drill contractors take down-hole surveys about every 50 m. Where magnetite is present that will affect the deviation of the compass readings in the survey instruments, gyro compasses are used that are not affected by magnetism in the rock.

OT LLC uses standard logging and sampling conventions to capture information from the drill core. The core is logged in detail onto paper logging sheets, and the data are then entered into the project database. The core is photographed prior to being sampled, and the digital photographs are linked to the drill logs enabling the geologist to quickly access specific photographs for any given metre. Drill core is then stacked on pallets in an organized “core farm”. Core recovery in the mineralized units has been usually between 95% and 100%.
OT LLC’s drill program in 2010 focused on drilling between Heruga and Southwest Oyu in the area now termed the Heruga North Zone. Drilling was also undertaken in the area south of Heruga on the Javlankh license and on the continuation of the OT Trend North of Hugo North extension.
On September, 2010, the Company announced the results of drill hole OTD1510 in the area known as Heruga North, located between the Heruga deposit and the Southern Oyu deposits of the Oyu Tolgoi Project property. OTD1510 intercepted 112m grading 1.36 g/t of gold and 0.34% copper, with a CuEq grade of 1.21%, at a down-hole depth of between 2,286 and 2,398m. The intercept included 20m grading 3.78 g/t gold and 0.64% copper, with a CuEq grade of 3.06%, at a down-hole depth of between 2,376 and 2,396m, and six metres of 8.4 g/t gold and 0.66% copper, with a CuEq grade of 6.05%, at a down-hole depth of between 2,388 and 2,394 metres. Individual two-metre samples near the bottom of hole OTD1510 returned gold assays of approximately 10 g/t, among the highest gold grades ever drilled at the Oyu Tolgoi Project. Over the entire 938 m intercept, OTD1510 averaged 0.42 g/t gold and 0.46% copper, with a CuEq grade of 0.76%, at a down-hole depth of between 1,460 and 2,398m (true depth below surface of between approximately 1,200 and 1,885 m).
Sampling, Analyses and Security
OT LLC’s sampling procedure comprises collection of core samples taken on continuous 2m intervals down each drill hole, excluding dykes that extend more than 10 m along the core length. Samples of one-half of NQ and HQ core or one-quarter of PQ core are taken for assaying. The core is marked with a continuous linear cutting line before being split to prevent a sampling bias. Splitting is done with a rock saw flushed continually with fresh water. Samples are placed in cloth bags and sent to an on-site preparation facility operated by SGS Mongolia LLC (“SGS Mongolia”).
Core samples initially are assembled into groups of 15 or 16 and then four or five quality control samples are randomly inserted to make up batch of 20. The quality control samples comprise one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation, a coarse reject or pulp preparation duplicate, which is inserted during sample preparation, and one or two standard reference material samples, which are inserted after sample preparation.
Split core samples are crushed to 90% minus 3.5 mm. A 1 kg sub-sample is then riffle split from the crushed sample and pulverized to a 90% minus 200 mesh (70 µ) pulp. A 150 gram sub-sample is split off by taking multiple scoops from the pulverized 200 mesh (70 µ) pulp, which is then placed in a sealed tin-tip kraft envelope.
The kraft envelopes of prepared pulp samples are packed in wooden shipping boxes, locked, sealed with tamper-proof, numbered tags, and shipped under the custody of OT LLC to Ulaanbaatar, where they are assayed at a facility operated by SGS Mongolia.

All samples are assayed for gold, copper, molybdenum, arsenic, and silver. Gold is determined by atomic absorption spectroscopy following lead fire assay fusion to obtain prills that are digested with nitric and hydrochloric acids. Copper, molybdenum, arsenic, and silver also are determined by atomic absorption spectroscopy following digestion with nitric, hydrochloric, hydrofluoric, and perchloric acids to dryness, leaching by hydrochloric acid to dissolve soluble salts, and volume make-up with distilled water.
Upon receipt of assay results, values for Standard Reference Material samples and Field Blanks are tabulated and compared to those from an established Round Robin program. Assay results that deviate from Round Robin program results beyond pre-set tolerance limits are rejected and subject to re-assay. OT LLC also performs check assays on a regular basis at the rate of one per batch of 20 samples, although this program was temporarily suspended during 2006 and early 2007.
The QAQC program used by OT LLC was developed by an independent quality control consultant and adopted in April 2002. The original samples taken from diamond drilling at Southwest Oyu following its discovery were assayed prior to implementation of this QAQC program. Re-assaying of 20% of these early samples under the new QAQC program indicated a slight positive bias in the original gold and copper assays of a small proportion of samples. Accordingly, resource estimates covering Southwest Oyu include a proportional adjustment of the grades of a number of pre-OTD231 gold and copper assays to account for this bias. Since the implementation of the full QAQC program, OT LLC has not been required to conduct re-assay programs or make adjustments for bias to its assay results for subsequent resource estimations.
In preparation for feasibility level metallurgical testing OT LLC has conducted a trace element composite analytical program to map the distribution of potential penalty elements within the deposits. The program consists of the preparation of 10 m composite samples from five continuous 2 m samples obtained from reject minus 200 mesh (70 µ) pulps. The program was conducted on approximately every second hole in Southwest and Central Oyu deposits and every drill hole in Hugo South, Hugo North, and Heruga deposits. These samples are sent to an independent laboratory in Canada for a 47 element ICP analysis based on a four acid digestion method plus carbon, sulphur, mercury, and fluorine by various fusion methods. Arsenic and fluorine are modelled to provide a global distribution of the potential penalty elements to facilitate blending strategies if required to reduce the effects of these elements in the concentrates.
Mineral Resources and Mineral Reserves
The estimates of mineral reserves and resources on the Oyu Tolgoi Project identified below are contained in IDP10 and were classified using logic consistent with the CIM Standards. The current estimates of mineral resources for the Oyu Tolgoi Project were independently reviewed by John Vann and Scott Jackson of Quantitative Geoscience, each of whom is a qualified person for the purposes of NI 43-101. The estimate of mineral reserves on the Southern Oyu Deposits was prepared by Bernard Peters of AMEC Minproc, who is a qualified person under NI 43-101. The estimate of mineral reserves on Hugo North was prepared by George R. Stephan of Stantec Consulting International LLC, who is a qualified person under NI 43-101.
Mineral Resources
The base case CuEq cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits. For open pit resources, a base case cut-off for resources of 0.3% CuEq was applied, for underground block cave resources a 0.6% CuEq cut-off was applied.

The equivalent grade was calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10/lb for molybdenum. For convenience, the formula is:
CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76
The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%. Molybdenum was only included in the copper equivalent formula for Heruga. At Hugo Dummett and Southern Oyu, molybdenum occurs in concentrations considered too low to justify the capital involved to add a molybdenum recovery circuit.
The contained gold and copper estimates in the tables have not been adjusted for metallurgical recoveries however the differential recoveries were taken into account when calculating the equivalent formula. The various recovery relationships at Oyu Tolgoi are complex and relate both to grade and Cu:S ratios. For the purposes of calculating equivalence, gold recovery is assumed to be 91% of copper recovery, molybdenum is assumed to be 72% of copper recovery.
The CuEq formula now applied to resources at Oyu Tolgoi has the same ratio of copper to gold as previously used (Juras 2005 and Cinits 2007). This ensures the tabulations of resources previously disclosed are consistent with the new equivalence formula.
Resources
The resource estimates for the Oyu Tolgoi Property have various effective dates. Please see the deposit by deposit breakdown of the estimates for their respective effective dates. In IDP10, a consolidated resource estimate for the Oyu Tolgoi Property is reported as follows:
Total Oyu Tolgoi Project Mineral Resources March 2010(1)(2)
(based on a 0.60 CuEq cut-off)

						Contained Metal(4)
Resource		Cu	Au	Mo	CuEq(3)	Cu	Au	CuEq(3)
Category	Tonnes	(%)	(g/t)	(ppm)	(%)	(‘000 lbs)	(oz)	(‘000 lbs)
Measured	101,590,000	0.64	1.10	—	1.34	1,430,000	3,590,000	3,000,000
Indicated	1,285,840,000	1.38	0.42	—	1.65	39,120,000	17,360,000	46,770,000
Measured + Indicated	1,387,430,000	1.33	0.47	—	1.63	40,680,000	20,970,000	49,860,000
Inferred	2,367,130,000	0.78	0.33	50	1.02	40,610,000	25,390,000	53,280,000

Notes:

(1)
Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in NI 43-101. Mineral Resources that are not Reserves do not have demonstrated economic viability. Measured and Indicated Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. An Inferred Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

(2)
This table includes estimated resources on the Hugo North Extension Deposit and the Heruga deposit. These deposits are located on mineral licences owned by Entrée but subject to the Entrée Joint Venture. These resources consist of indicated resources of 117,000,000 tonnes grading 1.8% copper and 0.61 g/t gold and inferred resources of 910,000,000 tonnes grading 0.48% copper and 0.49 g/t gold and a 141ppm Molybdenum at a 0.6% cut-off grade on the combined Hugo North Extension and Heruga Deposits.

(3)
CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(4)
The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. Differences in measured and indicated totals relate to rounding associated with tonnes and grade.

The estimates were based on 3D block models utilizing commercial mine planning software (MineSite®). Industry-accepted methods were used to create interpolation domains, these domains were based upon mineralization and geology. Grade estimation was performed by ordinary kriging. A separate resource model was prepared for each of the deposits. Only hypogene mineralization was estimated, with the exception of a zone of supergene mineralization at Central Oyu. The estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation, as it was found to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions.
Modelling consisted of grade interpolation by ordinary kriging. Only capped grades were interpolated in the Southern Oyu and Hugo South Deposits. Nearest neighbour grades were interpolated for validation purposes. For both copper and gold, on all deposits except Hugo South, an outlier restriction was used to control the effect of high-grade composites. In the Southern Oyu Deposits, resource grades were also adjusted to reflect likely occurrences of internal and contact dilution from unmineralized post-mineral dykes. Validation procedures included Discrete Gaussian change-of-support method, comparisons using a nearest neighbour model and visual checks.
The base case CuEq cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits.
Southern Oyu Resources
The mineral resource grade model on the Southern Oyu Deposits was tabulated above a 0.30% copper equivalent cut-off grade within a pit shell approximating a copper price of $1.15/lb copper and $450/oz gold. These parameters were used as they approximate the effective copper equivalent cut-off grade and pit shell in the reserve estimate on the Southern Oyu Deposits. The grade and tonnages, at a range of copper equivalent cutoff grades are reported below.
Southern Oyu Deposits(1)(2)
(as of April 15, 2005)

					Contained Metals(4)
Southern Oyu	CuEq	Tonnage	Cu	Au	CuEq	Cu	Au	CuEq(3)
Deposits	Cutoff	(t)	(%)	(g/t)	(%)(3)	(‘000 lb)	(oz)	(‘000 lb)
Measured	1.0	59,550,000	0.77	1.55	1.76	1,011,000	2,970,000	2,311,000
	0.7	84,140,000	0.69	1.25	1.49	1,280,000	3,380,000	2,764,000
	0.6	101,590,000	0.65	1.09	1.34	1,456,000	3,560,000	3,001,000
	0.5	115,180,000	0.61	1.00	1.25	1,549,000	3,700,000	3,174,000
	0.4	123,440,000	0.59	0.95	1.20	1,606,000	3,770,000	3,266,000
	0.3	126,690,000	0.58	0.93	1.17	1,620,000	3,790,000	3,268,000
	0.25	127,550,000	0.58	0.92	1.17	1,631,000	3,770,000	3,290,000
	0.2	127,800,000	0.58	0.92	1.17	1,634,000	3,780,000	3,296,000

					Contained Metals(4)
Southern Oyu	CuEq	Tonnage	Cu	Au	CuEq	Cu	Au	CuEq(3)
Deposits	Cutoff	(t)	(%)	(g/t)	(%)(3)	(‘000 lb)	(oz)	(‘000 lb)
Indicated	1.0	102,330,000	0.85	0.82	1.38	1,918,000	2,700,000	3,113,000
	0.7	279,850,000	0.71	0.50	1.02	4,380,000	4,500,000	6,293,000
	0.6	430,830,000	0.63	0.40	0.89	5,984,000	5,540,000	8,453,000
	0.5	617,530,000	0.57	0.35	0.79	7,760,000	6,950,000	10,755,000
	0.4	827,050,000	0.51	0.30	0.70	9,299,000	7,980,000	12,763,000
	0.3	992,400,000	0.47	0.27	0.64	10,283,000	8,610,000	14,002,000
	0.25	1,067,830,000	0.45	0.26	0.61	10,594,000	8,930,000	14,360,000
	0.2	1,143,710,000	0.43	0.25	0.59	10,842,000	9,190,000	14,877,000
Measured+Indicated	1.0	161,880,000	0.82	1.09	1.52	2,926,000	5,670,000	5,425,000
	0.7	363,990,000	0.70	0.67	1.13	5,617,000	7,840,000	9,068,000
	0.6	532,420,000	0.64	0.54	0.98	7,512,000	9,240,000	11,503,000
	0.5	732,710,000	0.57	0.45	0.86	9,207,000	10,600,000	13,892,000
	0.4	950,490,000	0.52	0.38	0.76	10,896,000	11,610,000	15,926,000
	0.3	1,119,100,000	0.48	0.35	0.70	11,843,000	12,590,000	17,270,000
	0.25	1,195,370,000	0.46	0.33	0.67	12,123,000	12,680,000	17,657,000
	0.2	1,271,510,000	0.45	0.32	0.65	12,614,000	13,080,000	18,221,000
Inferred	1.0	3,750,000	0.91	0.48	1.22	75,000	60,000	101,000
	0.7	19,420,000	0.62	0.39	0.87	265,000	240,000	372,000
	0.6	47,390,000	0.51	0.35	0.74	533,000	530,000	773,000
	0.5	103,190,000	0.43	0.31	0.63	978,000	1,030,000	1,433,000
	0.4	181,700,000	0.38	0.26	0.55	1,522,000	1,520,000	2,203,000
	0.3	266,820,000	0.34	0.23	0.48	2,000,000	1,970,000	2,824,000
	0.25	318,380,000	0.32	0.21	0.45	2,246,000	2,150,000	3,159,000
	0.2	394,850,000	0.29	0.19	0.40	2,524,000	2,410,000	3,482,000

Notes:

(1)
Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Mineral resources are reported inclusive of mineral reserves.

(2)	The resources shown above at a 0.3% CuEq Cut-off are inclusive of the resources tabulated at the 0.6 CuEq cutoff in the consolidated resource statement.

(3)
CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(4)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
In the Southwest Gold Zone at Southwest Oyu, drilling is approximately on a 50 m sample spacing. Inspection of the model and drill hole data on plans and sections in the Southwest Gold Zone area, combined with spatial statistical work and investigation of confidence limits in predicting planned quarterly production showed good geologic and grade continuity. When taken together with all observed factors, it was determined that the blocks covered by this data spacing in the Southwest Gold Zone area may be classified as a measured mineral resource. A three-hole rule was used where blocks containing an estimate resulting from three or more samples from different holes (all within 55 m and at least one within 30 m) were classified as measured mineral resource.
The bulk of the remainder of the Southern Oyu Deposits were estimated at an indicated resource level. The drill spacing is at a nominal 70 m on and between sections. Geologic and grade continuity is demonstrated by inspection of the model and drill hole data in plans and sections over the various zones, combined with spatial statistical work and investigation of confidence limits in predicting planned annual production. A two-hole rule was used where blocks containing an estimate resulting from two or more samples from different holes. For the Southwest Oyu Deposit, the two holes needed to be within 75 m, with at least one hole within 55 m. For the remaining deposits, both holes needed to be within 65 m, with at least one hole within 45 m to be classified as indicated mineral resources. All interpolated blocks that did not meet the criteria for either measured or indicated mineral resources were assigned as inferred mineral resources if they fell within 150 m of a drill hole composite.
Hugo Dummett Mineral Resources
A drill spacing of between 135 to 150m along strike and 75 to 100m down dip was adopted for the classification of indicated resource blocks at Hugo Dummett. Blocks that do not meet these criteria but that are within 150m of a drill-hole composite are classified as inferred resource. Blocks outside of 150m from a borehole composite are not classified.
For the Hugo North resource estimate, OT LLC created three-dimensional mineralized shells or envelopes based on copper grades of 0.6%, and a quartz vein percentage of 15%. For gold interpolation OT LLC created two sets of grade shells, one at 0.3 g/t gold threshold and one at 1.0 g/t gold thresh-hold. The shapes were checked for interpretational consistency in section and plan. These shells were then used as interpolation domains. Copper grades for blocks within the copper domains in each deposit or zone were estimated with a hard boundary between the shells. Gold grades for blocks within the gold zone in Hugo North were also estimated with a hard boundary. The background estimation domain used all composites outside of the grade shells.
In Hugo South, a 0.6% copper shell and a 2% copper shell were used to constrain ordinary kriging. All blocks that fell within 150m of a drill composite were assigned to an inferred mineral resource category. All other blocks were not included in the resource estimate.
The resources of the Hugo North Deposit were updated at an effective date of February 20, 2007. This update included drilling that was completed up to November 1, 2006.

Hugo Dummett Deposits — Mineral Resources at 0.6% copper equivalent cut-off(1)

					Contained Metal(3)
	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Deposit	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	(‘000 lb)
Indicated (Hugo North)	703,200,000	1.82	0.39	2.07	28,215,000	8,820,000	32,091,000
Indicated (Hugo North Extension)(4)	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
Inferred (Hugo North)	722,800,000	0.97	0.30	1.17	15,457,000	6,970,000	18,644,000
Inferred (Hugo North Extension)(4)	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
Inferred (Hugo South)	490,330,000	1.05	0.09	1.11	11,350,000	1,420,000	12,000,000

Total

Indicated (Hugo North and Hugo North Extension(4))	820,200,000	1.82	0.42	2.08	32,910,000	11,080,000	37,611,000
Inferred (Hugo North, Hugo South and Hugo North Extension(4))	1,308,630,000	1.02	0.22	1.16	29,430,000	9,260,000	33,470,000

Notes:

(1)
Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. IVN reports mineral resources inclusive of mineral reserves.

(2)
CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

(4)	The Hugo North Extension is located on property which is the subject of the Entrée Joint Venture.
A further breakdown of the mineral resource inventory of the Hugo North and Hugo North Extension Deposits is set forth below.
Hugo North Mineral Resource Inventory(1)
Indicated

Class						Contained Metal(3)
Hugo North	CuEq	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Deposit	Cutoff	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	(‘000 lb)
Indicated (Hugo North)	3.5	125,300,000	3.74	0.93	4.34	10,331,000	3,750,000	11,989,000
	3	175,400,000	3.49	0.84	4.03	13,496,000	4,740,000	15,584,000
	2	276,900,000	3.03	0.69	3.47	18,497,000	6,140,000	21,183,000
	1	541,600,000	2.15	0.46	2.44	25,672,000	8,010,000	29,134,000
	0.6	703,200,000	1.82	0.39	2.07	28,215,000	8,820,000	32,091,000
	0.3	798,200,000	1.65	0.35	1.87	29,036,000	8,980,000	32,907,000
Indicated (Hugo North Extension)(4)	3.5	22,300,000	3.68	1.43	4.59	1,809,000	1,030,000	2,257,000
	3	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,949,000
	2	52,300,000	2.84	1.09	3.53	3,275,000	1,830,000	4,070,000
	1	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
	0.3	137,900,000	1.59	0.52	1.92	4,834,000	2,310,000	5,837,000

Class						Contained Metal(3)
Hugo North	CuEq	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Deposit	Cutoff	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	(‘000 lb)
Total Indicated (Hugo North and Hugo North Extension(4))	3.5	147,600,000	3.73	1.01	4.38	12,138,000	4,790,000	14,253,000
	3	207,400,000	3.47	0.91	4.05	15,866,000	6,070,000	18,518,000
	2	329,200,000	3.00	0.76	3.48	21,773,000	8,040,000	25,257,000
	1	626,400,000	2.16	0.51	2.48	29,829,000	10,270,000	34,248,000
	0.6	820,200,000	1.82	0.42	2.08	32,910,000	11,080,000	37,611,000
	0.3	936,200,000	1.64	0.38	1.88	33,849,000	11,440,000	38,803,000
Inferred

Class						Contained Metal(3)
Hugo North	CuEq	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Deposit	Cutoff	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	(‘000 lb)
Inferred (Hugo North)	>= 3.5	3,600,000	3.06	1.41	3.96	243,000	160,000	314,000
	>= 3	12,900,000	2.80	0.98	3.43	796,000	410,000	975,000
	>= 2	54,700,000	2.08	0.91	2.66	2,508,000	1,600,000	3,208,000
	>= 1	385,500,000	1.25	0.41	1.51	10,624,000	5,080,000	12,833,000
	>= 0.6	722,800,000	0.97	0.30	1.17	15,457,000	6,970,000	18,644,000
	>= 0.3	1,108,200,000	0.76	0.24	0.92	18,568,000	8,550,000	22,477,000
Inferred (Hugo North	>= 3.5	1,400,000	3.32	1.03	3.98	102,000	50,000	123,000
Extension)(4)	>= 3	3,600,000	2.97	0.88	3.53	236,000	100,000	280,000
	>= 2	11,000,000	2.20	0.86	2.75	534,000	300,000	667,000
	>= 1	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	>= 0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
	>= 0.3	152,400,000	0.85	0.23	1.00	2,856,000	1,130,000	3,360,000
Total Inferred (Hugo	>= 3.5	5,000,000	3.13	1.30	3.96	345,000	210,000	437,000
North and Hugo North	>= 3	16,500,000	2.84	0.96	3.45	1,033,000	510,000	1,255,000
Extension(4))	>= 2	65,700,000	2.10	0.90	2.68	3,042,000	1,900,000	3,882,000
	>= 1	447,700,000	1.27	0.41	1.53	12,535,000	5,900,000	15,101,000
	>= 0.6	818,300,000	1.00	0.30	1.19	18,040,000	7,890,000	21,468,000
	>= 0.3	1,260,500,000	0.77	0.24	0.93	21,398,000	9,730,000	25,844,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

(3)
CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(4)	The Hugo North Extension is located on property which is the subject of the Entrée Joint Venture.

A further breakdown of the mineral resource inventory of the Hugo South Deposit is set forth below.
Hugo South Mineral Resource Inventory(1)

						Contained Metal(3)
Hugo South	CuEq	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(3)
Deposit	Cutoff	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	(‘000 lb)
Inferred	>= 3.5	5,440,000	3.71	0.25	3.87	440,000	40,000	460,000
	>= 3	11,950,000	3.38	0.21	3.51	890,000	80,000	920,000
	>= 2	38,900,000	2.67	0.15	2.77	2,290,000	190,000	2,380,000
	>= 1	203,590,000	1.53	0.09	1.59	6,870,000	590,000	7,140,000
	>= 0.6	490,330,000	1.05	0.09	1.11	11,350,000	1,420,000	12,000,000
	>= 0.3	1,105,600,000	0.67	0.07	0.72	16,330,000	2,490,000	17,550,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)
CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
Heruga Mineral Resources
For Inferred resources at Heruga a three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150m. The shape aimed to remove isolated blocks around drill holes where continuity of mineralization could not be confirmed. Within the 150m shape there were a small number of blocks that were greater than 150m from a drill hole. These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone. The average distance of all the Inferred blocks in the resource model is displayed in the plot below. Of the total tonnes classified as inferred approximately 95% are within 150m of a drill hole while the average distance of the inferred blocks is approximately 100 m.
At Heruga OT LLC created three-dimensional mineralized shells or envelopes based on copper grades of 0.3%, gold grades of 0.3g/t and 0.7 g/t and Molybdenum of 100ppm. In addition OT LLC created 3 dimensional shapes of the major lithological and structural features of the deposit. The shapes were checked for interpretational consistency in section and plan and were used as interpolation domains during kriging.
The Heruga deposit now spans the boundary between the OT License and the Javkhlant mining license. The resources of the Heruga Deposit were reported at an effective date of October 20, 2009. This update included drilling that was completed up to June 21, 2009.

Heruga (OT License) Mineral Resource Inventory(1)
(October 2009)

Cut-
off						Contained Metal(3)
CuEq	Tonnage	Cu	Au	Mo	CuEq(2)	Cu	Au	CuEq
%	(‘000 t)%		g/t	ppm	%	(‘000 lb)	(‘000 oz)	(‘000 lb)
>1.50	—	0.58	1.46	52	1.54	—	—	—
>1.25	—	0.53	1.28	52	1.37	10,000	—	40,000
>1.00	10,000	0.54	0.86	107	1.15	70,000	—	140,000
>0.90	10,000	0.54	0.68	131	1.04	130,000	—	250,000
>0.80	20,000	0.53	0.55	136	0.95	250,000	—	450,000
>0.70	40,000	0.50	0.43	133	0.85	460,000	1,000	780,000
>0.60	60,000	0.48	0.37	128	0.78	670,000	1,000	1,090,000
>0.50	90,000	0.45	0.33	122	0.72	840,000	1,000	1,360,000
>0.40	110,000	0.41	0.29	111	0.66	1,020,000	1,000	1,640,000
>0.30	130,000	0.38	0.27	105	0.62	1,110,000	1,000	1,770,000
Heruga (Entree Javkhlant Only) Mineral Resource Inventory(1)
(October 2009)

Cut-
off						Contained Metal(3)
CuEq	Tonnage	Cu	Au	Mo	CuEq(2)	Cu	Au	CuEq
%	(‘000 t)%		q/t	ppm	%	(‘000 lb)	(‘000 oz)	(‘000 lb)
>1.50	30,000	0.57	1.86	124	1.83	360,000	2,000	1,150,000
>1.25	70,000	0.56	1.45	118	1.55	840,000	3,000	2,340,000
>1.00	190,000	0.57	0.96	155	1.26	2,370,000	6,000	5,260,000
>0.90	290,000	0.56	0.80	160	1.15	3,610,000	8,000	7,450,000
>0.80	450,000	0.54	0.66	160	1.05	5,310,000	10,000	10,320,000
>0.70	660,000	0.51	0.56	151	0.95	7,390,000	12,000	13,780,000
>0.60	910,000	0.48	0.49	541	0.87	9,570,000	14,000	17,390,000
>0.50	1,210,000	0.44	0.44	130	0.79	11,780,000	17,000	21,060,000
>0.40	1,670,000	0.39	0.38	115	0.69	14,430,000	20,000	25,540,000
>0.30	2,180,000	0.35	0.33	102	0.61	16,730,000	23,000	29,470,000

Heruga (OT License and Javkhlant) Mineral Resource Inventory(1)
(October 2009)

Cut-
off						Contained Metal(3)
CuEq	Tonnage	Cu	Au	Mo	CuEq(2)	Cu		CuEq
%	(t)%		g/t	ppm	%	(‘000 lb)	Au (oz)	(‘000 lb)
>1.50	30,000	0.57	1.86	124	1.83	360,000	2,000	1,160,000
>1.25	70,000	0.56	1.45	117	1.55	860,000	3,000	2,380,000
>1.00	190,000	0.57	0.96	153	1.26	2,430,000	6,000	5,400,000
>0.90	300,000	0.56	0.79	159	1.15	3,730,000	8,000	7,700,000
>0.80	470,000	0.54	0.66	158	1.04	5,560,000	10,000	10,770,000
>0.70	700,000	0.51	0.56	150	0.94	7,850,000	13,000	14,560,000
>0.60	970,000	0.48	0.48	140	0.86	10,240,000	15,000	18,480,000
>0.50	1,300,000	0.44	0.43	130	0.78	12,620,000	18,000	22,420,000
>0.40	1,780,000	0.39	0.37	114	0.69	15,450,000	21,000	27,180,000
>0.30	2,310,000	0.35	0.33	102	0.61	17,840,000	24,000	31,250,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)
CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
Mineral Reserves
In May 2010, Mineral Reserves for the Oyu Tolgoi Project were estimated using the resource estimates from the Southern Oyu Deposits and Hugo North Deposits. The Southern Oyu Reserve estimate was completed by AMEC Minproc assuming an open pit mining method and the Hugo North Reserve estimate was completed by Stantec Consulting International LLC (formerly McIntosh Engineering) assuming an underground block caving method. The Hugo North Reserve estimate contains ore that is on the OT Licence and on the Shivee Tolgoi Licence. The Shivee Tolgoi Licence is subject to a joint venture agreement between OT LLC and Entrée Gold.
Southern Oyu Open Pit Mineral Reserve
In order to estimate the reserves, AMEC Minproc relied on the Southern Oyu Mineral Resource block model and then applied proposed mining parameters for mining and processing. Mine planning work during 2007 indicated that the pit design used for the January 2006 Mineral Reserve was still valid for reporting a new Mineral Reserve. Pit designs were prepared using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the IDP10. The estimate was prepared on a simplified project analysis on a pre-tax basis. Key outstanding variables noted by AMEC Minproc include: marketing matters, water supply and management and power supply. The report only considers Mineral Resources in the Measured and Indicated categories, and engineering that has been carried out to a prefeasibility level or better to state the open pit Mineral Reserve.

Hugo North Underground Reserve
Stantec prepared the Hugo North Mineral Reserve by applying the block cave mining method parameters to the Hugo Dummett Mineral Resource block model. The mine planning work has been prepared using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in IDP10. The estimate was prepared on a simplified project analysis pre-tax basis. Key outstanding variables noted by Stantec include, marketing matters, water supply and management and power supply. The report only considers Mineral Resources in the Indicated category because there are no Measured Resources in Hugo North. The engineering has been carried out to a prefeasibility level or better to state the underground Mineral Reserve. To ensure that Inferred Resources do not become included in the reserve estimate, copper and gold grades on Inferred Resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $20/t NSR, further mine planning will examine lower shut-offs. The Hugo North Mineral Reserve is on both the OT Licence and the Entrée Joint Venture Shivee Tolgoi licence.
Total Oyu Tolgoi Project Mineral Reserve as of May 11, 2010

					Recovered Metal
	Ore	NSR	Cu	Au	Copper	Gold
Deposit	(Mt)	($/t)	(%)	(g/t)	(Mlb)	(koz)
Southern Oyu Deposits Proven	127	21.38	0.58	0.93	1 399	2 994
Probable	828	10.81	0.48	0.27	6 980	5 229
Mineral Reserve (Proven + Probable)	955	12.21	0.49	0.35	8 380	8 223
Hugo Dummett Deposits Probable (Hugo North — Ivanhoe)	410	51.12	1.90	0.40	15 823	4 368
Probable (Hugo North — EJV Shivee Tolgoi)	27	55.57	1.85	0.72	1 032	531
Mineral Reserve (Probable) (All Hugo North)	437	51.40	1.90	0.42	16 855	4 899
Oyu Tolgoi Project Mineral Reserve Proven	127	21.38	0.58	0.93	1 399	2 994
Probable	1 266	24.84	0.97	0.32	23 835	10 127
Mineral Reserve (Proven + Probable)	1 393	24.52	0.93	0.37	25 234	13 121
Notes:
• The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

• For the open pit processing and general administration operating costs have been used to determine cut-off grades are: Southwest and Central Chalcopyrite $3.88/t, Central Chalcocite and Central Covellite $3.41/t.
• For the Underground, all material within the shell has been converted to Mineral Reserve this includes low grade Indicated material and Inferred material assigned zero grade treated as dilution.
• Only Measured Resources were used to report Proven Reserves and only Indicated Resources were used to report Probable Reserves.
• The Shivee Tolgoi licence is held by Entrée Gold and is planned to be operated by OT LLC. OT LLC will receive 80% and Entrée Gold 20% of cash flows after capital and operating costs.
• The base case financial analysis has been prepared using current long term metal price estimates of copper $2.00/lb, gold $850/oz, and silver $13.50/oz.
• The Mineral Reserves are not additive to the Mineral Resources.
For the open pit, the following key parameters were applied in determing the Mineral Reserves: (i) assumed metal prices of $500/oz gold, $9.50/oz silver and $1.30 /lb copper; and (ii) block value net smelter return (“NSR”) cut-off grades of $3.88 per tonne for Southwest Oyu and $3.41 per tonne for Central Oyu.
For the Underground, the following key paraemeters were applied in determining Mineral Reserves: (i) assumed metal prices of $640 oz gold, $10.50 oz silver and $1.50/lb copper (ii) all material inside the cave shell was included as reserve including low grade material and inferred material that was assigned a zero grade.
IDP10 Summary
IDP10 represents the first opportunity to publically update IDP05 for all aspects of the Oyu Tolgoi Project within the framework of the Investment Agreement.
IDP10 presents two complementary development cases:
1)	Reserve Case, based strictly on Proven and Probable Mineral Reserves; and

2)	Life of Mine (Sensitivity) Case, which adds a large base of Inferred resources to the Reserve Case.
The Reserve Case sets out the likely path of development for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu pits 1 through 9 and Hugo North Lift 1). The Reserve Case is based on a prefeasibility quality level study complying with NI 43-101, although some parts of the Oyu Tolgoi Project are further advanced and are considered at feasibility level. The work of the IDP10 also meets the standards of the SEC under US Industry Guide 7 requirements for reporting Reserves.
The Life of Mine (Sensitivity) Case reflects the development flexibility that exists with respect to later phases of the Oyu Tolgoi group of deposits (Heruga, Hugo South and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the Oyu Tolgoi Project. Accordingly, the Life of Mine (Sensitivity) Case is effectively a preliminary assessment. Insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the Reserve Case. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.
IDP10 provides a detailed outline of the likely development path for these reserves and the subsequent development of the remainder of the currently identified Oyu Tolgoi Project resources. Independent reviews completed in the preparation of the IDP10, indicate a number of areas where the Oyu Tolgoi Project value can be further improved or optimized. IDP10 also notes that management has considerable flexibility after initial construction and operations commence to further optimize the economic returns to stakeholders.

Given the extent of the mineral discoveries associated with the Oyu Tolgoi Project and the potential for additional discoveries, IVN and the Government of Mongolia agreed under the Investment Agreement that the Oyu Tolgoi Project, as a deposit of strategic importance, qualified for stabilized tax rates and regulatory provisions for a period of 30 years, with an option of extending the term of the Investment Agreement for an additional 20 years. Specific examples of the taxes and rates stabilized under the Investment Agreement include: corporate income tax, customs duty, value-added tax; excise tax; royalties; exploration and mining licences; and immovable property and/or real estate tax.
Both the Reserve Case and the Life of Mine (Sensitivity) Case include resources from the OT License (wholly owned by OT LLC) and the Entrée Joint Venture licence areas. The initial production period of each case is the same, although the inclusion of the metal from the Inferred material in the Hugo North Lift 1 block cave in the Life of Mine (Sensitivity) Case results in a small improvement in the economic results.
The Oyu Tolgoi Project has a large mineral resource, which provides management with flexibility in studying alternative paths for mine development to match future economic conditions. When broken down, the Life of Mine (Sensitivity) Case currently includes ore from seven distinct mining areas, and although the development of some of these areas are interdependent, most represent separate investment decisions to be made at some future time.
The Reserve Case assumes processing of 1.4 billion tonnes of ore over a 27 year period, mined from the Southern Oyu open pit and the first lift in the Hugo North underground block cave.
The Life of Mine (Sensitivity) Case extends the mine inventory to include inferred material and assumes processing of 3.01 billion tonnes over 60 years. In this case, resources from the planned second lift in Hugo North, Hugo South and the Heruga deposit are added to the mining inventory, as they would be when considered in Mongolia.
IDP10 outlines the initial construction of a concentrator and infrastructure to support production at a nominal capacity of 100 kt/d. The predominant source of ore at start up is the Southern Oyu Open Pit. In parallel to this surface construction, underground infrastructure and mine development is ongoing for the Hugo North underground block cave deposit. Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps up to reach 85 kt/d.
At the end of Year 5, an expansion to the concentrator is completed in conjunction with production from Hugo North passing 10 million t/a toward its full production level of 29.5 million t/a. This provides the capacity to process 158 kt/d for the duration of the operation. Ongoing planning work using Inferred Resources has identified the potential for further expansions to between 210 kt/d and 265 kt/d.
The ore is planned to be processed through conventional crushing, grinding and flotation circuits. The concentrate produced will initially be trucked to smelters in China and then in future years transported by the developing Mongolian rail network, expansions to which are already underway.

Construction Progress at the Oyu Tolgoi Project
The Oyu Tolgoi Project initially is being developed as an open-pit operation, with the first phase of mining planned to start at the near-surface Southern and Central Oyu deposits. A copper concentrator plant, related facilities and necessary infrastructure that will support an initial throughput of 100,000 tonnes of ore per day are being constructed to process ore scheduled to be mined from the Southern Oyu open pit. The ore will provide feed for the commissioning of the concentrator in advance of the planned start of commercial production of copper-gold-silver concentrate in the first half of 2013.
An 85,000-tonne per day underground block-cave mining operation also is being developed at the Hugo North Deposit, with initial production expected to begin in 2015. The throughput capacity of the concentrator plant is expected to be expanded when the underground mine begins production.
Fluor Corporation is in charge of overall Oyu Tolgoi program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure, such as roads, water supply, a regional airport and administration buildings. Current activities related to the phase-one concentrator are focused on finalizing the operational readiness plan. Detailed commissioning, operation and maintenance plans are being developed for all the components of the concentrator circuits. Representatives of various manufacturers and engineering groups are assisting with the preparation of the operational readiness plan.
Key and critical activities completed in 2010 and underway in early 2011 include:
•
Advancing contract negotiations for the supply and sale of copper-gold-silver concentrate to be produced from the project. Most of the concentrate initially is expected to go to major Chinese smelters.

•
The awarding of contracts to construct a 220-kilovolt electrical power line from the Oyu Tolgoi Project to the Mongolia-China border. The plan is to initially import electrical power for the Oyu Tolgoi Project from Inner Mongolia, China, while an alternative electrical power source is developed within Mongolia, in accordance with terms of the Investment Agreement.

•
Conclusion of the competitive bidding process for the main infrastructure works, which include on-site infrastructure required to support mine operations and the 70 km water pipeline to supply the concentrator.

•
Preparation of bidders’ packages for the 97 km paved road from Oyu Tolgoi to the Mongolia-China border at Gashuun Sukhait, and the permanent domestic airport; contracts are expected to be awarded by end of the second quarter of 2011.

•
Ongoing work on the Shaft #2 headframe, which reached 40 m of a total planned height of 97 m by the end of the first quarter of 2011. Shaft-sinking work is planned to begin in September 2011. By the end of the first quarter of 2011, construction of the shaft and ancillary facilities had reached 24.3% completion. The staging building, mine-dry and warehouse buildings were erected; mechanical and electrical installations will follow.

•
Construction of the concentrator building shell continued to advance, with more than 5,200 tonnes of steel erected by the end of the first quarter of 2011. Within the process, crushing, and material handling areas, more than 86,000 m3 of concrete have been poured. Shells for the SAG mills and ball mills, wrap-around motors and ball mill heads were received on site. By the end of the first quarter of 2011, construction in the concentrator area was 23.6% complete and ahead of schedule.

•	Completion of excavations for facilities for the primary ore crusher and pouring of the base mat in March 2011.

•	Completion of excavation of the tailings-thickening ponds and pouring of initial concrete.
•
Completion of the 35-kilovolt on-site power distribution loop reached 90% by the end of the first quarter of 2011. Commissioning began of the 12-megawatt first stage of the diesel power station, which will provide interim construction power.

•
The steady growth of the site workforce resumed in March 2011 and now exceeds 7,000, of which approximately 5,500 are working on site each day with the balance on leave, and the long-term operations camp is being utilized as it is commissioned.

•	By the end of the first quarter of 2011, a total of more than 10.8 million individual safe hours had been worked at the site without a lost-time incident.
Expected Commencement of Pre-stripping of the Open-Pit Mine
The open-pit operation is on schedule to begin pre-stripping over the Southern Oyu Deposits in mid-2011. All operational-readiness activities currently are on schedule.
During 2010 and the first quarter of 2011, the following major steps were accomplished in the development of the open pit:
•
Final selection was made of the open-pit mining fleet, with purchase orders issued to international manufacturers. All major mining equipment has been secured in line with the open-pit pre-stripping schedule.

•	The tender for the explosives service contract was released in the fourth quarter of 2010 and a supplier was selected in the first quarter of 2011.
Underground development of Hugo North Mine
The development of the first lift of the underground block-cave mine at the Hugo North Deposit continued successfully during 2010. Lateral mine development on the 1,300 m level at Hugo North is ahead of schedule, achieving an advance during 2010 of 3,781 m — 113 m ahead of the plan.
Raise-bore drilling for the first of two ventilation shafts near Shaft #1 continued through the lower fault zone. Progress continued through the first quarter of 2011, with raise pilot drilling from the 512 m level to the 1,300 m level.
Engineering is continuing for the upgrade of the Shaft #1 hoisting system; one objective being to reduce the expected hoisting down-time below the planned 100 days.
Construction of the reinforced-concrete headframe for Shaft #2 progressed to plan during the winter, despite cold weather during November and December 2010. Earthworks backfilling progressed as weather permitted and pouring of concrete proceeded as planned. Construction at the end of 2010 was ahead of schedule, achieving a rate for the year of 19.3%, a gain over the planned target of 18%. To date, 27% of the structural steel has been erected at Shaft #2 and 37% of the concrete has been poured.
The underground development from Shaft #1 is expected to connect with the bottom of Shaft #2 in early 2013 and production from the first lift of the Hugo North block-cave mine is scheduled to begin in 2015.

Skills Training and Community Programs
The Oyu Tolgoi Project staffing strategy relies heavily on the utilization of Mongolian nationals being developed and trained during ongoing construction activities. In mid-March 2011, approximately 4,200 Mongolians were employed by the project. These construction employees will form the bulk of the eventual production workforce, particularly within the open-pit operations. For those areas requiring specialized skills, such as activities in the concentrator, specific five-year training programs have been established in conjunction with the Mongolian Ministry for Education that are designed to introduce world-class curricula and technology to vocational training schools and universities.
Completion of design and construction of onsite training facilities occurred in the first quarter of 2011. Training materials for the concentrator, open pit and underground are being developed. All critical training hires were in place by the end of the first quarter of 2011.
Priorities for early 2011 were to finalize strategy, a process, an action plan, a calendar and tools for the assessment of existing employees on the construction site for potential transition to ongoing operations from August 2012.
Principal community development activities in 2010 included:
•	Release of the Community Health, Safety and Security Program and a Health Impact Assessment Report for local communities.
•	Ongoing establishment of the Oyu Tolgoi Cultural Heritage Program, including formation of an advisory board.
•	Reviews of local regional planning and infrastructure, and formation of the South Gobi Regional Development Council.
•	Local procurement activities to identify and develop small-, medium- and large-sized businesses with capacities to support Oyu Tolgoi and surrounding communities.
•	Development of a participatory environmental monitoring program focusing on water management and pasture-land conservation, with the assistance of local communities.
Updated Exploration Activities
During 2010, the Company completed 46,327 m of drilling on the Oyu Tolgoi Project, comprised of 6,196 m of surface resource geology drilling (including geotechnical and mine development investigation holes), 5,011 m underground geotechnical drilling, 8,392 m condemnation drilling, and 27,840 m exploration drilling.
Of the exploration drilling, at Heruga north 16,152m was completed for six holes, in three 300m spaced sections stepping out the south west towards Heruga from the original OTD1487 discovery hole. This included seven wedges to increase the spread of the deep drilling. Average assay intercepts are shown in the table below. Holes on all sections intersected significant mineralization, highlights being OTD1502A on the section 300m southwest of OTD1487; OTD1500B on the section 300m further southwest and OTD1501 on a section a further 300m south west. Although the overall limits of the system have yet to be defined, an approximate 2.5-km northeast-trending corridor from the Heruga Deposit in the south to the Solongo Fault in the north is potentially mineralized over a height of at least 700m and width of up to 700m.

Deep drilling also is ongoing, approximately 800 m north of the Hugo North Deposit, where previous drill holes intersected weak mineralization at the top of the OT Trend. To date, 4,347 m have been drilled in the EGD147 section consisting of one main hole and two daughter holes.
At the Javkhlant I induced-polarization (IP) anomaly at the southern-most end of the OT Trend, 2,729m of diamond drilling were completed. Hole EJD0035A intersected 24m of 1.14% copper from a down-hole depth of 1,426m, within a thick, advanced, argilically-altered sequence comparable to the sequence intersected at the top of the Hugo Dummett Deposit.
The table below shows a summary of the surface exploration drilling completed by the OT LLC exploration group up to March 2011.

	From	To		Gold	Copper	Mo
Hole	(m)	(m)	Interval (m)	g/t	%	ppm	CuEq
OTD1498A	1978	2100	122	0.05	0.42	54	0.48
including	2240	2318	78	0.07	0.61	12	0.66
	2346	2418	72	0.07	0.44	41	0.51
	2464	2478	14	0.31	0.21	28	0.42
	2546	2562	16	0.19	0.27	72	0.43
	2582	2632(EOH)	50	0.17	0.32	75	0.47
OTD1500	1800	1910	110	0.17	0.44	189	0.65
OTD1500A	1462	1506	44	0.09	0.55	55	0.64
OTD1501	1662	1682	20	0.12	1.06	12	1.14
including	1724	1730	6	0.07	1.23	30	1.29
	1754	1776	22	0.03	0.59	39	0.63
OTD1500B	2066	2094	28	2.30	1.35	200	2.92
	2182	2276	94	0.91	0.60	60	1.21
OTD1510	1460	2398	938	0.42	0.46	72	0.73
including	1460	1492	32	0.08	0.66	22	0.71
	1504	1742	238	0.11	0.41	37	0.48
	1758	1780	22	0.39	0.59	140	0.84

	From	To		Gold	Copper	Mo
Hole	(m)	(m)	Interval (m)	g/t	%	ppm	CuEq
	1792	1976	184	0.55	0.59	74	0.94
	1986	2006	20	0.60	0.53	83	0.91
	2012	2074	62	1.08	1.11	235	1.80
	2090	2162	72	0.18	0.36	139	0.48
	2166	2184	18	0.13	0.57	225	0.65
	2214	2232	18	0.19	0.52	166	0.64
	2246	2264	18	0.21	0.42	132	0.56
	2286	2398	112	1.36	0.34	14	1.21
	2272	2312	40	0.87	0.48	92	1.03
	2326	2354	28	1.32	0.39	8	1.24
	2364	2398	34	2.44	0.47	6	2.03
	2376	2396	20	3.78	0.64	6	3.05
	2388	2394	6	8.44	0.66	5	6.05
OTD1502A	2156	2172	16	0.84	0.67	152	1.29
OTD1502A	2206	2402	196	0.70	0.58	117	1.09
OTD1502B	2090	2104	14	0.99	0.69	30	1.34
OTD1502B	2160	2202	42	0.15	0.75	67	0.88
OTD1502C	1966	2002	36	0.07	0.76	40	0.82
OTD1510B	1436	1478	42	0.09	1.55	46	1.64
OTD1510B	1714	1776	62	0.51	0.72	69	1.09
OTD1510B	2204	2216	12	1.04	0.88	200	1.65
OTD1510B	2282	2296	14	0.91	0.44	14	1.03

	From	To		Gold	Copper	Mo
Hole	(m)	(m)	Interval (m)	g/t	%	ppm	CuEq
OTD1510B	2332	2370	38	1.79	0.40	22	1.55
OTD1510B	2388	2428	40	1.56	0.37	12	1.37
OTD1510C	1486	1496	10	0.08	1.57	18	1.63
OTD1510C	1510	1550	40	0.09	0.66	34	0.74
OTD1510C	1608	1782	174	0.23	0.53	25	0.68
OTD1502C	2002.00	2133.00	pending
EJD0035A	1426.00	1452.00	24.00	0.01	1.10	57.50	1.14
The CuEq grade was calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold and $10/lb for molybdenum. The formula that was utilized is: CuEq = %Cu + ((g/tAu*18.98) + (Mo*0.01586))/29.76.
Less than half of the 23-km-long OT Trend has been extensively drill-tested to date. An ongoing exploration program using Zeus, induced polarization technology was successfully completed across the entire trend during 2010. This data is currently being evaluated in detail to identify and refine further targets.
Drilling continues to be directed at expanding the Oyu Tolgoi Project’s resources and reserves, with a focus on Heruga North, Javkhlant and the open extensions to Hugo North.
SouthGobi Resources Limited
Overview
IVN holds a 57.05% interest in SouthGobi, which is an integrated coal mining, development and exploration company. SouthGobi’s common shares trade on the TSX under the symbol SGQ and the Hong Kong Stock Exchange under the stock code symbol 1878.
SouthGobi owns the Ovoot Tolgoi Coal Project, and two development projects, the Soumber Deposit, and the Ovoot Tolgoi Underground Deposit. The Ovoot Tolgoi Complex comprises the Ovoot Tolgoi Coal Project together with the Underground.
Ovoot Tolgoi Complex
The Ovoot Tolgoi Coal Project, strategically located approximately 40 km from the China-Mongolia border, is SouthGobi’s flagship producing asset. SouthGobi commenced mining at Ovoot Tolgoi Coal Project’s Sunset Pit in April 2008 and commenced coal sales in September 2008. Current products from the Ovoot Tolgoi Coal Project include coals with coking (or metallurgical) applications primarily a raw semi-soft coking coal and raw higher-ash coals, which can be washed into semi-soft coking coal. From the commencement of production in late 2008 until December 31, 2010, SouthGobi has sold approximately 4.0 million tonnes of coal from the Ovoot Tolgoi Coal Project.

Currently the majority of SouthGobi’s coal is sold at mine-gate for eventual export to China, although in the first quarter of 2011, SouthGobi began delivering coal directly to customers in China. SouthGobi is working on improving access to the Chinese border and as a result of continuing discussions with the Mongolian Government, border access into China improved through early 2010. The relevant authorities continue to work on projects to expand border capacity, which will allow SouthGobi to continue to increase coal shipments in the future. Four designated coal border crossing corridors are under construction at Shivee Khuren-Ceke border crossing and are anticipated to open during the course of 2011.
To further enhance the value of its products, SouthGobi commenced construction of a coal-handling facility in June 2010, including dry air separators and blending capability which is expected to be operational at the end of 2011.
SouthGobi announced on March 30, 2011 an updated prefeasibility study for the Ovoot Tolgoi Coal Project, as well as an updated independent NI 43-101 compliant resource estimate for the Ovoot Tolgoi Complex.
Soumber
The Soumber Deposit comprises the Soumber Field and the Biluut Field and is located approximately 20 km east of the Ovoot Tolgoi Coal Project, which could allow the operations to share existing infrastructure in the event a mine is developed there. Exploration results show potential for thick seams of coking coal, and a resource has been established confirming the deposit. Preparatory work for a formal license application for the Soumber Deposit continues.
SouthGobi filed a report on March 30, 2011 containing the results of an updated independent NI 43-101 compliant resource estimate for the Soumber Deposit.
SouthGobi is currently preparing revised studies on the Soumber Deposit, incorporating the additional geological data, according to Mongolian regulatory requirements, to enable SouthGobi to proceed to a formal registration of the resource and application for a mining license.
Other Projects
Mongolia
Metal Prospects
IVN, through its 100% subsidiary Asia Gold Mongolia LLC, operates an exploration program in Mongolia on licences that are not part of the Oyu Tolgoi Project. The exploration program has been reduced substantially from previous years; Asia Gold Mongolia LLC now holds approximately 39,500 hectares of land in 4 separate licenses including JV licenses. Of these licenses, approximately 20,000 hectares are covered by the Ulaan Khuud licence, held in a joint venture with BHP.
The Ulaan Khuud licence, which is approximately 10 km north of the Oyu Tolgoi Project and abuts the northern end of the Shivee Tolgoi JV licence, is a joint venture in which BHP is the operator. In 2010, a total of 25 drill holes totalling 6,561m, ranging in depth from 182m to 377m, have been drilled, resulting in the identification of a new zone of shallow porphyry copper mineralization over an area of 600m by 300m. Most of the holes are vertical and were drilled on a 100m square grid. The mineralized zone starts beneath 60m to 80m of Cretaceous clay and gravels, indicative of a near-surface deposit with open-pit mining potential. The identification of this new zone extends the known strike length of the Oyu Tolgoi mineralized system by an additional three kilometres to the north, to more than 23 kilometres. Less than half of the 23km long mineralized trend at Oyu Tolgoi has been extensively drill-tested to date. An ongoing exploration program including proprietary, induced-polarization (IP) technology has identified additional exploration and development targets.

In addition, IVN, together with Bophut Investments Limited, holds approximately 3,660 hectares in a licence at Kharmagtai (in a joint venture with Kerry Holdings, MCS). In September 2010, a Pre-Mining Agreement covering the licence was received from the Mongolian Government.
Kazakhstan
IVN holds a 50% voting equity interest in Altynalmas Gold, a company that holds a 100% interest in the Kyzyl gold project, which encompasses the Bakyrchik and Bolshevik gold deposits in northeastern Kazakhstan. Located approximately 100 km southwest of Ust-Kamenogorsk, the industrial centre of East Kazakhstan, the Kyzyl gold project is served by an established railway and an electricity grid, and also has significant, existing underground workings, shafts and minesite infrastructure.
The Kyzyl gold system consists of a series of mineralized lenses, or lodes, lying within a large, 15-km-long shear zone. In June 2010, IVN announced that a new, independent pre-feasibility study confirmed the economic viability of the Kyzyl gold project. The pre feasibility study, prepared by Scott Wilson Ltd. of London, England, is based on an underground mining operation producing an average of 368,000 ounces of gold per year during an initial mine life of up to 10 years. A life of mine sensitivity case was also included in the pre-feasibility study establishing the potential to extend the mine life to a period of up to 16 years. For more details on the pre-feasibility study, refer to the “Kyzyl Gold Project — Bakyrchik Deposit Eastern Kazakhstan Oblast, Kazakhstan Technical Report” dated August 12, 2010, which was filed with applicable Canadian securities regulatory authorities and is available for review at www.sedar.com.
On February 22 2011, IVN provided an updated resource estimate on the Kyzyl gold project based on drilling results available as of December 1, 2010. Altynalmas Gold is continuing its drilling program designed to expand and upgrade the NI 43-101 compliant resources and reserves at the Kyzyl gold project. A total of 78,020 m were drilled during 2010 and an updated mineral resource estimate based on all 2010 drilling is expected in April 2011.
Australia
IVN holds a 62.0% interest in Ivanhoe Australia. IVN originally acquired Ivanhoe Australia in 2003. In 2008, Ivanhoe Australia completed a A$125 million initial public offering and listed its shares on the ASX. In September 2010, Ivanhoe Australia completed a prospectus offering in Australia of units, with each unit consisting of one ordinary share in its capital and one half of one warrant, with each full warrant entitling the holder to acquire one ordinary share for a period until September 20, 2011 at a price of A$3.38. A total of 93,458,650 units were sold at a price of A$2.88 per unit, for gross proceeds of A$269 million. Subsequently in November 2010, Ivanhoe Australia completed a secondary listing of its shares on the TSX under the symbol “IVA”.
The principal asset of Ivanhoe Australia is the Cloncurry Project, which is an extensive series of mining tenements covering an area of approximately 3,000 km2 in Queensland, Australia. The lands that constitute the Cloncurry Project have a long history of mining and the Mt. Isa Inlier, within which the property is located, hosts several nearby operating mines.

The Cloncurry Project contains prospective copper, gold, lead, zinc, molybdenum, rhenium, silver and uranium mineral deposits and occurrences. The highest priority deposits identified to date are the Merlin molybdenum and rhenium deposit located within the Mt. Dore group of tenements, the Mt. Elliot and Starra Line iron ore, copper and gold deposits and a copper, polymetallic zone at Mt. Dore. Through ongoing exploration work, Ivanhoe Australia has also identified mineralization in a number of other prospective zones.
In October 2010, Ivanhoe Australia acquired the Osborne Project from Barrick Australia. The Osborne Project is located approximately 50 km from Mt. Dore, and consists of mining and processing facilities, which include a 2 million tpy copper and gold flotation concentrator, a gas and diesel fired power station, a modern camp that can accommodate 470 personnel, an underground mining and mobile fleet and several hundred kilometers of exploration tenements.
At the Merlin deposit, Ivanhoe Australia has identified a deposit of molybdenum and rhenium located below prospective copper and gold mineralization zones at Mt. Dore. Ivanhoe Australia has completed a number of drill programs and completed JORC compliant indicated and inferred resource estimates over the deposit, delineating a mineralized zone approximately 500m down dip extending along a strike length of approximately 1,300m and with a true thickness of approximately 20m. Ivanhoe Australia has completed a scoping study on the Merlin deposit and will continue mine planning and engineering analysis with a view to completing a pre-feasibility study.
Additional resource estimates have been identified for copper and gold resources at Mt. Dore and at the Mt. Elliott and Starra Line prospects. Ivanhoe Australia recently completed a drill program focussing in particular on the Swan zone of Mt. Elliot, and an updated resource estimate is being prepared.
On June 17, 2008, the Ivanhoe Australia entered into a loan agreement with the Corporation providing a non-revolving line of credit for up to A$91 million. The advance under this Line of Credit incurs interest at a rate of BBR plus 2.5% per annum. The loan is repayable in full on June 17, 2013. The Ivanhoe Australia has repaid A$38 million from proceeds raised in the August 2008 IPO and an additional A$27 million with proceeds raised in the September 2010 equity offer. As at March 28 2011, the loan balance owed to the Company is A$29 million (Cdn$29 million).
Other Information
Equity Investments
IVN holds equity investments in a number of publicly traded, non-subsidiary mineral exploration and development companies. The following table outlines the equity investments held by the IVN Group and, in respect of each such equity investment involving securities that are listed on a stock exchange, their quoted market value as at December 31, 2010:

Company	Number of Shares	Value
Entrée Gold Inc. (TSX)	13,799,333	Cdn$	47,883,686
Intec Limited (ASX)	4,117,484	A$	123,525
Asia Now Resources Corp. (TSX-V)	969,036	Cdn$	261,640
Exco Resources NL (ASX) (1)	79,288,632	A$	45,194,520
Emmerson Resources Limited (ASX) (2)	22,610,000	A$	3,165,400
Kangaroo Resources Limited (ASX) (3)	50,000,000	A$	10,000,000
Ivanhoe Nickel & Platinum Ltd. (unlisted) (4)(5)	5,591,561		N/A
Aspire Mining Limited(6)	105,860,186	A$	50,812,889

(1)	IVN’s interest in Exco Resources NL is indirect, as IVN’s subsidiary, Ivanhoe Australia owns the 79,288,632 shares of Exco Resources NL.

(2)	IVN’s interest in Emmerson Resources Limited is indirect, as IVN’s subsidiary, Ivanhoe Australia owns the 22,610,000 shares of Emmerson Resources Limited.

(3)	IVN’s interest in Kangaroo Resources Limited is indirect, as IVN’s subsidiary, SouthGobi Resources owns the 50,000,000 shares of Kangaroo Resources Limited.

(4)	IVN’s Chairman and CEO, Robert M. Friedland, holds a voting equity ownership interest of 34% in Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”).

(5)
IVN also holds 2,083,334 share purchase warrants of Ivanplats which convert to 2.5 million common shares. IVN also holds 550,000 IPO warrants that vest upon the closing of an IPO. Each IPO warrant entitles the holder to purchase 1.1 common shares at the IPO price up until two years after the closing of the IPO.

(6)	IVN’s interest in Aspire Mining Limited is indirect, as IVN’s subsidiary, SouthGobi Resources owns the 105,860,186 shares of Aspire Mining Limited.
Employees
As at December 31, 2010, IVN had approximately 1,347 employees working at various locations.
DIVIDENDS
IVN has not paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of the Board of Directors based on their assessment of, among other factors, IVN’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the YBCA, the discretion of the Board of Directors to declare or pay a dividend on the Common Shares is restricted if reasonable grounds exist to conclude that IVN is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.
DESCRIPTION OF CAPITAL STRUCTURE
The authorized share capital of IVN consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As of March 30, 2011, there are 653,638,447 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in IVN’s articles of continuance, IVN’s by-laws and in the YBCA, and its regulations.

Common Shares
The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of IVN are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of IVN in the event of liquidation, dissolution or winding up of IVN. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the YBCA nor the constating documents of IVN impose restrictions on the transfer of Common Shares on the register of IVN, provided that IVN receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by IVN. The YBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.
Preferred Shares
The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by IVN’s directors. IVN’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of IVN to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.
Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of IVN.
MARKET FOR SECURITIES
The Common Shares of IVN are traded in Canada on the Toronto Stock Exchange, and in the United States on the New York Stock Exchange and Nasdaq Stock Market. The closing price of IVN’s Common Shares on the TSX on March 30, 2011 was Cdn$26.65. The closing price listed on the New York Stock Exchange on March 30, 2011 was US$27.38, and the closing price listed on the Nasdaq Stock Market on March 30, 2011 was US$27.38.

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:
(stated in Canadian dollars)

PERIOD	HIGH	LOW	VOLUME
January 2010	18.49	14.69	18,746,900
February 2010	16.81	13.46	20,937,360
March 2010	17.91	15.75	15,103,178
April 2010	18.99	16.02	30,044,372
May 2010	16.83	13.15	28,688,482
June 2010	16.33	13.59	22,565,072
July 2010	18.69	13.63	29,269,250
August 2010	19.12	17.13	17,413,796
September 2010	25.72	18.44	29,175,674
October 2010	26.63	23.20	21,150,902
November 2010	27.66	23.61	19,301,248
December 2010	30.28	22.73	38,471,616

DIRECTORS AND OFFICERS
Name and Occupation
The name, province or state, and country of residence and position with IVN of each director and executive officer of IVN, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years is as follows:

Name and Municipality		Principal Occupation
of Residence	Position with Company	During Past Five Years

ROBERT M. FRIEDLAND Singapore	Executive Chairman, CEO and Director (Director since March 1994)	Chairman[4] of IVN (March 1994 to present); Chief Executive Officer of IVN (March 1994 to May 2006 and October 2010 to present); Executive Co-Chairman, and CEO of Ivanhoe Energy Inc. (May 2008 to present); Chairman and President, Ivanhoe Capital Corporation (a venture capital company) (1988 to present); Deputy Chairman, Capital Markets for Ivanhoe Energy Inc. (June 1999 to March 2008).

PETER G. MEREDITH Vancouver, Canada	Deputy Chairman and Director (Director since March 2005)	Deputy Chairman of IVN (May 2006 to present); Chief Financial Officer of IVN (May 2004 to May 2006); Chief Financial Officer of Ivanhoe Capital Corporation (a venture capital company) (1996 to March 2009); Chief Executive Officer, SouthGobi Energy Resources (June 2007 to October 2009); Chairman, SouthGobi Energy Resources (October 2009 to present).

JOHN MACKEN Massachusetts, USA	President (resigned as a Director in February 2011)	Chief Executive Officer of IVN (May 2006 to October 2010); President of IVN (January 2004 to present); Chairman of SouthGobi Resources (June 2007 to October 2009).

DAVID HUBERMAN Vancouver, Canada	Director (lead director) (Director since September 2003)	President, Coda Consulting Corp. (business consulting firm) (1993 to present).

R. EDWARD FLOOD Ketchum, Idaho	Director (Director since March 1995)	Chairman of Western Uranium Corporation (March 2007 to present); Managing Director, Investment Banking, Haywood Securities (UK) Limited (investment dealer) (March 2007 to March 2010); Deputy Chairman of IVN (May 1999 to February 2007); Senior Mining Analyst, Haywood Securities Inc. (investment dealer) (May 1999 to November 2001).

DR. MARKUS FABER Hong Kong, China	Director (Director since February 2002)	Managing Director, Marc Faber Limited (investment advisory firm and fund manager) (June 1990 to present).

HOWARD BALLOCH Beijing, China	Director (Director since March 2005)	Chairman of Canaccord Genuity Asia (formerly The Balloch Group) (January 2011 — present); President, The Balloch Group (July 2001 — January 2011); Vice Chairman, Canada China Business Council (July 2001 — present).

DAVID KORBIN West Vancouver, Canada	Director (Director since May 2006)	Independent Management and Financial Consultant (May 1998 to present).

[4]
Under the terms of the HOA, the Company agreed that from and after the date of its 2011 annual general meeting (the “Meeting”) until the earlier of (i) January 18, 2014, and (ii) the date that the Company ceases to be a reporting issuer in Canada, the Company’s independent directors will be entitled to appoint the Chairman of the Board. As a result, David Huberman, the Company’s independent Lead Director, will replace Robert Friedland as Chairman effective as of the date of the Meeting.

Name and Municipality		Principal Occupation
of Residence	Position with Company	During Past Five Years

LIVIA MAHLER Vancouver, Canada	Director (Director since March 2009)	Partner and co-founder, Greenstone Venture Partners (February 2000 to present).

TRACY STEVENSON Sandy, United States	Director (Director since May 2010)	Founding member of Bedrock Resources, LLC, (2010 — present); Founding member of SOS Investors LLC, (2008 — present); Rio Tinto, PLC (January 1980 — July 2007).

DAN WESTBROOK Albuquerque, United States	Director (Director since September 2010)	President, BP China Gas, (September 2001- December 2005).

MICHAEL GORDON Colchester, United Kingdom	Director (Director since September 2010)	Executive Vice President and Chief Financial Officer, Anglo American PLC (May 1999 — June 2008)

ROBERT HOLLAND III Dallas, United States	Director (Director since November 2010)	Executive Co-Chairman, Max Petroleum (May 2006 — present), US Executive Director, World Bank (April 2002 — April 2006).

ANDREW HARDING Surrey, England	Director (Director since February 2011)	Chief Executive, Rio Tinto Copper (October 2009 to present); President and Chief Executive, Kennecott Utah Copper (November 2007 to October 2009); various other positions within the Rio Tinto Group (1992 to present).

KAY PRIESTLY Park City, United States	Director (Director since February 2011)	Chief Financial Officer, Rio Tinto Copper (2008 - present), Vice President, Risk Management and General Auditor, Entergy Corporation (2005 — 2006).

TONY GIARDINI Vancouver, Canada	Chief Financial Officer	Chief Financial Officer of IVN (May 2006 to present).

DOUGLAS KIRWIN Bangkok, Thailand	Executive Vice-President, Exploration	Executive Vice-President, Exploration of IVN (September 1995 to present).

STEVEN GARCIA North Carolina, USA	Executive Vice President	Executive Vice President of IVN (October 2005 to present); Project Director of IVN (May 2005 to present); CEO Chamoa Farm, Inc. (a wholesale landscaping and nursery company) (2001 to present).

DAVID WOODALL Western Australia, Australia	President, Gold Division	CEO of Altynalmas Gold Ltd. (April 2009 — present); President, Gold Division of IVN (August 2006 to present); Operations Manager of Robe River Associates (a mining company) (March 2005 to August 2006).

RICHARD GOSSE Richmond, Canada	Vice President, Exploration	Vice President, Exploration of IVN (January 2009 to present); Vice President, Exploration, Metals Division of SouthGobi Resources (February 2004 to December 2008).

Name and Municipality		Principal Occupation
of Residence	Position with Company	During Past Five Years

JAY GOW Burnaby, Canada	Vice President, Marketing	Vice President, Marketing of IVN (May 2004 to present).

PIERRE MASSE West Vancouver, Canada	Vice President, Finance	Vice President, Finance of IVN (May 2007 to present); Vice President and Treasurer of IVN (May 2004 to May 2007).

BEVERLY A. BARTLETT New Westminster, Canada	Vice President and Corporate Secretary	Vice President of IVN (May 2006 to present); Vice President of SouthGobi (May 2007 to present); Vice President of Ivanhoe Energy Inc. (August 2006 to present); Vice President of Jinshan Gold Mines Ltd. (May 2007 to May 2008); Corporate Secretary of IVN (June 2001 to present); Corporate Secretary of SouthGobi (August 2003 to present); Corporate Secretary of Ivanhoe Energy Inc. (oil and gas company) (May 2001 to present); Corporate Secretary of Jinshan Gold Mines (May 2003 to May 2008).

CATHERINE BARONE Port Moody, Canada	Vice President and Corporate Controller	Vice President of IVN (May 2008 to present); Controller of IVN (November 2002 to present).

GEOFFREY HARDING Vancouver, Canada	Vice President, Project Evaluation and Development	Vice President, Project Evaluation and Development of IVN (May 2008 to present); Manager of Mining of IVN (July 2003 to May 2008).
Each director’s term of office expires at the next annual general meeting of IVN.
Shareholdings of Directors and Executive Officers
As of March 30, 2011, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 102,512,138 Common Shares representing approximately 15.68% of all issued and outstanding Common Shares.
Committees of the Board
The committees of the Board of Directors of IVN consist of an Audit Committee, a Compensation and Benefits Committee, a Nominating and Corporate Governance Committee, an Executive Committee and a Currency Advisory Committee. The members of the Audit Committee are David Korbin, Tracy Stevenson, Markus Faber and Livia Mahler. The members of the Compensation and Benefits Committee are David Korbin, Livia Mahler, Howard Balloch and Markus Faber. The members of the Nominating and Corporate Governance Committee are David Huberman, Edward Flood, and Howard Balloch. The members of the Executive Committee are Robert Friedland, John Macken, Peter Meredith and David Huberman. The directors who are members of the Currency Advisory Committee are David Korbin, Peter Meredith and Markus Faber. IVN’s Chief Financial Officer, Tony Giardini, who is not a director, is also a member of the Currency Advisory Committee.

Conflicts of Interest
Certain directors of IVN and its subsidiaries are associated with other reporting issuers or other corporations. These relationships may give rise to conflicts of interest from time to time. For example, Robert Friedland, Peter Meredith and Markus Faber are directors of Ivanhoe Nickel & Platinum Ltd., a company that may compete with IVN for mineral resource acquisition opportunities; Andrew Harding is an executive officer of the Rio Tinto Group, and Kay Priestly, also an executive officer of the RioTinto Group, which is the Company’s largest shareholder. Mr. Harding and Ms. Priestly are nominated by Rio Tinto to act as directors of the Company pursuant to Rio Tinto’s board representation rights under the Private Placement Agreement.
In accordance with the YBCA, directors and officers of IVN are required to disclose to IVN the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with IVN, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.
IVN has adopted a Code of Business Conduct and Ethics (the “Ethics Policy”) that applies to all directors, officers and employees of IVN and its subsidiaries. As required by the Ethics Policy, individuals representing IVN must not enter into outside activities, including business interests or other employment that might interfere with or be perceived to interfere with their performance at IVN.
Audit Committee Information
Information concerning the Audit Committee of IVN, as required by National Instrument 52-110, is provided in Schedule A to this AIF.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed below or elsewhere in this AIF, no director or executive officer of the Company or person that beneficially owns or controls, directly or indirectly, 10% or more of the issued and outstanding Common Shares or associate or affiliate of any such director or executive officer or 10% shareholder has any material interest, direct or indirect, in any transaction within the Company’s three most recently completed financial years or within the current financial year that has materially affected or would materially affect the Company.
IVN is a party to cost sharing agreements with other companies in which the Company’s Chairman, Robert M. Friedland has a material direct or indirect beneficial interest. Through these agreements, IVN shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore and London, and an aircraft. IVN also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 20010, IVN’s share of these costs was $21.3 million (2009 — $15.8 million and 2008 — $12.6 million). The companies with which IVN is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, as at December 31, 2010, are as follows:

Company Name	Robert Friedland Ownership Interest
Ivanhoe Energy Inc.	14.7%
Ivanhoe Capital Corporation	100%
Ivanhoe Nickel & Platinum Ltd.	34.0%
I-Pulse Inc.	33.5%
SouthGobi Resources Ltd.	(1)
GoviEx Gold Inc.	(1)
GoviEx Uranium Inc.	Nil

(1)
As at December 31, 2010, Mr. Friedland owned 15.5% of the Common Shares of the Company, which owned 57.1% of the common shares of SouthGobi Resources Ltd. (57.0% as of March 30, 2011) and 1.5% of GoviEx Gold Inc.

As at December 31, 2010, IVN held a 9.8% voting equity interest in Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”), on a fully diluted basis, after having acquired the following Ivanplats securities during 2010:
•	1,545,842 Ivanplats special warrants were converted into 1,771,676 common shares on December 10, 2010;
•	Ivanplats converted 1,100,000 liquidity rights issued November 12, 2009 into 110,000 common shares on December 31, 2010.
On March 25, 2011, the Company converted 2,083,334 special warrants of Ivanplats into 2,500,000 common shares.
550,000 share purchase warrants vest upon the closing of an IPO. Each share purchase warrant entitles the holder to purchase 1.1 common shares at the IPO price up until two years after the closing of the IPO.
Rio Tinto is the Company’s largest shareholder, holding 42.09% of the Company’s issued and outstanding Common Shares. Within the Company’s three most recently completed financial years, and within the current financial year, members of the Rio Tinto Group have been parties to a series of transactions that have materially affected, or could materially affect, the Company. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions”. During the year ended December 31, 2010, Rio Tinto provided services to the Corporation for the Oyu Tolgoi Project on a cost-recovery basis which amounts to $23.8 million (2009 — $8.6 million and 2008 — $4.8 million).
TRANSFER AGENTS AND REGISTRARS
The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver and Toronto.
MATERIAL CONTRACTS
Material contracts under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) are contracts, other than contracts entered into in the ordinary course of the Company’s business, that are material to the Company. The following is a list of: (i) material contracts entered into since January 1, 2009; and (ii) material contracts entered into prior to January 1, 2009 but after January 1, 2002 that remain in effect:
1.
Entrée Earn-in Agreement, pursuant to which IVN[5] earned a participating interest in the Entrée Joint Venture of 80% in respect of minerals below 560m and 70% in minerals above 560m by having expended $35 million in earn-in expenditures on the areas of the Hugo North Extension that are the subject of the Entrée Joint Venture.

[5]	Under the terms of the Investment Agreement, IVN agreed to transfer its interst in the Entrée Joint Venture to OT LLC

2.	Private Placement Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Private Placement Agreement”.

3.	Contract Assignment Arrangement Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — Contract Assignment Arrangement Agreement and Put Agreement”.

4.	Investment Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — Investment Agreement”.

5.	Shareholders’ Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — Shareholders’ Agreement”.

6.	T-Bill Purchase Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS — Agreements with the Government of Mongolia — T-Bill Purchase Agreement”.

7.	HOA. See “GENERAL DEVELOPMENT OF THE BUSINESS — Rio Tinto Transactions — HOA”.
INTERESTS OF EXPERTS
Deloitte & Touche LLP is the auditor of IVN, and is independent within the meaning of the Rules of Professional Conduct of the Insititue of Chartered Accountants of British Columbia.
IVN has relied on the work of the qualified persons listed in the section of this AIF entitled “DESCRIPTION OF THE BUSINESS — Qualified Persons” in connection with the scientific and technical information presented in this AIF in respect of its material mineral property, the Oyu Tolgoi Project, which is based upon the IDP10, which report is available for review on SEDAR at www.sedar.com.
To the knowledge of IVN, none of Stephen Torr or any of the other qualified persons listed in the section of this AIF entitled “DESCRIPTION OF THE BUSINESS — Qualified Persons” who prepared or contributed to the preparation of IDP10, nor any of companies listed therein that employ those individuals, hold Common Shares or securities exercisable to acquire Common Shares equal to or greater than 1% of the issued and outstanding Common Shares.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of IVN’s securities and options to purchase IVN’s Common Shares is contained in the management proxy circular for the annual general meeting of IVN to be held on May 10, 2011, which will be made available on SEDAR at www.sedar.com concurrent with the delivery of the management proxy circular to IVN’s shareholders. Additional financial information is contained in IVN’s comparative financial statements and MD&A as at and for the years ended December 31, 2010 and 2009. Copies of the management proxy circular (when filed), financial statements and MD&A are available on SEDAR, and may also be obtained upon request from IVN at 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1.
Additional information relating to IVN may be found on SEDAR at www.sedar.com.

SCHEDULE A
Audit Committee Information
Composition of Audit Committee
IVN’s Audit Committee consists of David Korbin, Tracy Stevenson, Livia Mahler and Markus Faber. Mr. Korbin has been Chairperson of the Audit Committee since May 11, 2007. The Board of Directors has determined that all members of the Audit Committee are “independent” and “financially literate” as defined in National Instrument 52-110. In addition, in accordance with New York Stock Exchange corporate governance listing standards, the Board of Directors has determined that David Korbin is an audit committee financial expert.
Relevant Education and Experience
David Korbin
Mr. Korbin holds a Chartered Accountant designation. For 16 of his 25 years in the accounting profession, he was managing partner of a number of firms including the Vancouver office of Deloitte Haskins & Sells and Deloitte & Touche LLP. He is currently working as a management and financial consultant and has been a director of E-Comm Emergency Communications for Southwest British Columbia Incorporated since 2001 serving as Chair of the board of directors since 2004 and Chair of their audit committee from 2002 to 2003. Prior thereto, Mr. Korbin served on the board of directors for Vancouver General Hospital and the Vancouver Hospital and Health Sciences Centre and Chair of the Board from 1995 — 1998.
Markus Faber
Dr. Faber holds a PhD in economics from the University of Zurich. He has over 35 years experience in the finance industry, including acting as manager of an investment bank in the United States in which he routinely performed financial analysis of a range of different companies. His current occupation is principal of Marc Faber Limited, an investment advisory firm and fund manager. He also acts as a director and advisor to a number of investment funds.
Livia Mahler
Ms. Mahler received a Bachelor of Science degree from the Hebrew University of Jerusalem in 1981 and an MBA from the University of British Columbia in 1991. Ms. Mahler is a member of the Canadian Venture Capital Association, Institutional Investors Committee. Ms. Mahler is a member of the Institute of Corporate Directors and sits on the Advisory Board of the Maurice Young Entrepreneurship and Venture Capital Research Centre at the University of British Columbia’s Sauder School of Business. Previously, Ms. Mahler was a Senior Investment Manager for the Business Development Bank of Canada and is the founding General Partner for the Western Technology Seed Investment fund.
Tracy Stevenson
Tracy Stevenson is a senior mining industry executive with international experience in finance, mergers and acquisitions, strategic planning, corporate governance, auditing, administration and information systems and technology. He worked for Rio Tinto plc and related companies for 26 years, where he held a number of senior leadership positions and was involved with many major exploration, development and financing projects. He also has “Big 5” public accounting experience with Coopers & Lybrand (now PriceWaterhouseCoopers). Mr. Stevenson has a B.S. Accounting Magna Cum Laude from the University of Utah and is a Certified Public Accountant (license inactive).

i

Audit Fees
Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Company with their remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP have been the Company’s auditors since January 1995.
Fees billed by Deloitte & Touche LLP during fiscal 2010 and fiscal 2009 were approximately Cdn$2,181,000 and Cdn$2,403,000 respectively. The aggregate fees billed by the auditors in fiscal 2010 and fiscal 2009 are detailed below.

(Canadian $ in 000’s)	2010	2009
Audit Fees (a)	$954	$873
Audit Related Fees (b)	$1,156	$1,504
Tax Fees (c)	$71	$26

Total	$2,181	$2,403

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2010 and 2009 consisted of:
•	audit of the Company’s annual statutory financial statements; and
•	audit of its subsidiaries, SouthGobi Resources Ltd.’s and Ivanhoe Australia Limited’s annual statutory financial statements.
In addition, in 2010 and 2009 fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the required attestations relating to internal controls.

(b)	Fees for audit-related services provided during fiscal 2010 and 2009 consisted of:
•	translation services;
•	financial accounting and reporting consultations;
•	reviews of IVN’s quarterly financial statements; and
•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

(c)
Fees for tax services provided during fiscal 2010 and 2009 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Company and its subsidiaries.

Pre-Approval Policies and Procedures
All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.

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The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service are reported to the Audit Committee at its regularly scheduled meetings.
Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.
Pursuant to these procedures, 100% of each of the services provided by the Company’s external auditors relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or the Designated Member.
Audit Committee Charter
I. Purpose
The primary objective of the Audit Committee (the “Committee”) of Ivanhoe Mines Ltd. (the “Company”) is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company’s risk management and internal financial and accounting controls, and management information systems.
Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.
The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.
II. Organization
The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.
The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.
Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.
The Committee may form and delegate authority to subcommittees when appropriate.

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III. Meetings
The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly with management, the Company’s financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.
The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.
The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may be the Company’s Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.
The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.
The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.
IV. Authority and Responsibilities
The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.
The Committee shall have the following responsibilities:
(a)	Auditors
1.
Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company’s annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.

2.
When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

3.	Review the Auditor’s audit plan and discuss the Auditor’s scope, staffing, materiality, and general audit approach.
4.	Review on an annual basis the performance of the Auditors, including the lead audit partner.

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5.	Take reasonable steps to confirm the independence of the Auditors, which include:
(a)	Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;
(b)	Considering and discussing with the Auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the Auditors;
(c)
Approving in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

(d)	As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.
6.	Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.
7.
Confirm with the Auditors and receive written confirmation at least once per year (i) indicating that the Auditors are a member in good standing with the Canadian Public Accountability Board (CPAB) and comparable bodies in the United States, Australia and elsewhere to the extent required and disclosing any sanctions or restrictions imposed by the CPAB and such other comparable bodies; and (ii) responding to any other reasonable request of the Audit Committee for confirmation as to their qualifications to act as the Company’s Auditors.

8.	Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.
9.	Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.

10.	Receive all recommendations and explanations which the Auditors place before the Committee.
(b)	Financial Statements and Financial Information
11.
Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s annual audited financial statements, including disclosures made in management’s discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company’s audited financial statements be included in the Company’s annual reports distributed and filed under applicable laws and regulatory requirements.

12.
Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s interim financial statements, including management’s discussion and analysis, and the Auditor’s review of interim financial statements, prior to filing or distribution of such statements.

13.	Review any earnings press releases of the Company before the Company publicly discloses this information.

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14.
Be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information and extracted or derived from the Company’s financial statements and periodically assess the adequacy of these procedures.

15.	Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:
(a)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices;
(b)	the management letter provided by the Auditor and the Company’s response to that letter; and
(c)
any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

16.
Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

17.
Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company’s annual proxy statement.

(c)	Ongoing Reviews and Discussions with Management and Others
18.
Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company’s financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

19.
Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management’s response to each.

20.
Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company’s accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company’s financial statements.

21.
Consider and approve, if appropriate, significant changes to the Company’s accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

22.
Review and discuss with management, the Auditors and the Company’s independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company’s financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

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23.
Enquire of the Company’s financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.

24.	Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.
25.
Review and discuss with management any earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as any financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be done generally (i.e. discussion of the types of information to be disclosed and the types of presentations made).

26.
Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

27.
Review and discuss with management the Company’s major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company’s risk assessment and risk management guidelines and policies.

(d)	Risk Management and Internal Controls
28.
Review, based upon the recommendation of the Auditors and management, the scope and plan of the work to be done by the Company’s financial and accounting group and the responsibilities, budget and staffing needs of such group.

29.	Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review and assess the effectiveness of such systems.
30.	Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.
31.
In consultation with the Auditors and management, review the adequacy of the Company’s internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company’s financial and accounting group.

32.
Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

33.
Review the internal control reports prepared by management, including management’s assessment of the effectiveness of the Company’s internal control structure and procedures for financial reporting and (ii) the Auditors’ attestation, and report, on the assessment made by management.

34.	Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

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(e)	Other Responsibilities
35.	Create an agenda for the ensuing year and confirm a timetable for the Audit Committee for the ensuing year.
36.	Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.
37.
Review and approve (a) any change or waiver in the Company’s code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

38.	Establish, review and approve policies for the hiring of employees or former employees of the Company’s Auditors.
39.
Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Corporate Governance & Nominating Committee and to the Board any changes deemed appropriate by the Committee.

40.	Review its own performance annually, seeking input from management and the Board.
41.	Perform any other activities consistent with this Charter, the Company’s articles and by-laws and governing law, as the Committee or the Board deems necessary or appropriate.
V. Reporting
The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company’s financial and accounting group.
VI. Resources and Access to Information
The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.
The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company’s outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations.
The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.

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